Exhibit 13.1







                           ELBIT MEDICAL IMAGING LTD.







                                      2004







                                  ANNUAL REPORT

To the Shareholders of Elbit Medical Imaging Ltd. ("EMI" or "the Company"):

Dear Friends,

      We are pleased to enclose the Annual Report of the Company for the 2004 fiscal year. The highlights of our operations during the course of the year 2004 and up to date included the following:

1. Acquisition of Shares of Elscint: In November 2005, we completed the acquisition of all of the ordinary shares of our majority-owned subsidiary Elscint Limited ("Elscint") not already owned by the Company or held by or on behalf of Elscint in a share-for-share transaction pursuant to which each such ordinary share of Elscint was exchanged for 0.53 of the Company's ordinary shares. As a result of the acquisition, Elscint has become a wholly-owned subsidiary of the Company.

2.    Sale of Portfolio of Shopping Centers In Poland and in The Czech Republic:
      On July 29, 2005, our subsidiary Plaza Centers (Europe) BV ("PC") signed binding definitive Transaction Agreements with the Klepierre Group of France, one of the leading owners and operators of shopping centers in Europe. The transaction is comprised of two stages. Pursuant to Stage A of the Transaction, which was consummated on July 29, 2005, Klepierre SA ("Klepierre") acquired the entire equity and voting rights (100%) of the companies owning four (4) operational shopping centers in Poland which are valued in the total amount of approximately (euro)16.7 million, or approximately $250 million. Under the terms of Stage B of the transaction, Klepierre will acquire the entire equity and voting rights in the companies presently developing four (4) shopping centers in Poland and in the Czech Republic. Klepierre was also awarded an option to acquire an additional shopping center presently under development in Poland, upon the fulfillment of certain conditions. Upon the completion and delivery of the shopping centers, Klepierre will pay a purchase price calculated on the basis of the gross rentals on the date of delivery, capitalized at agreed yields.

3. Acquisition of the Remaining 50% of Sadyba Best-Mall: On May 17, 2005, PC completed the acquisition of the 50% not owned by it in the Sadyba commercial and entertainment center in Warsaw, Poland, for a purchase price of approximately US$19.5 million.

4. Sale of 4 Operational Shopping and Entertainment Centers In Hungary: On April 21, 2005, PC consummated the transaction for the sale of four (4) shopping centers owned and operated by PC in Hungary to a subsidiary of the Dawnay Day Group, a leading financial and property group in the United Kingdom. The aggregate net cash consideration paid to PC and its subsidiaries totaled approximately (euro)16.7 million, or approximately US$21.7 million.

5. Sale of 12 centers to Klepierre: In May 2004, our Board of Directors accepted a proposal made to PC by the Klepierre Group of France to acquire 12 shopping centers owned and operated by PC in Hungary. The sale transaction was completed on July 30, 2004. The net cash consideration paid to PC and its subsidiaries, totaled approximately (euro)94.1 million (approximately US$116.5 million) (after the repayment of all outstanding debts). Such consideration was determined according to the net asset value of the centers, which was estimated at approximately (euro)287 million (approximately US$355 million). The sale of these centers resulted in a profit of NIS 132 Million (approximately US$30.6 million).

6. Winning a Privatization Tender for the Acquisition of the Controlling Interest in a Hungarian Company that Owns Real Estate in Budapest: In December 2003, a wholly-owned subsidiary of PC ("Ercomer") acquired control of a Hungarian company ("Target Company") that owns land on the island of Obuda in the Danube River, in the heart of Budapest. Such company owns approximately 320,000 square meters of land located on the Obuda Island, a tourist and entertainment area in central Budapest. The construction rights on this area are for approximately 300,000 square meters with designations for offices, commercial space, tourism, entertainment and leisure and hotels. PC intends to submit applications to local planning authorities in order to modify the permitted urban usage designations so as to maximize the development potential of the area.

      In April 2004, a shareholders' agreement (joint venture) was signed, subject to fulfillment of certain conditions, between Ercorner on the one hand, and the minority shareholders of the Target Company, on the other hand, under which the minority shareholders agreed to pay Ercorner $1 million in exchange for the equalization of their voting rights in the Target Company with their ownership rights therein (30%). Simultaneously with the shareholders' agreement, an agreement was signed between the holders of the Target Company and ESI Associates Holdings Ltd., an unrelated third party ("ESI") appointing the owner thereof, as project manager of the Target Company. It was also agreed that, subject to fulfillment of certain conditions, ESI is to acquire from the Target Company's shareholders 10% of the equity and voting rights in the Target Company, in consideration for the cost of acquisition of these rights by Ercorner from the Hungarian privatization board.

7. Dividend Declared and Paid: On February 7, 2005, the Company's Board of Directors declared a dividend in the aggregate amount of US$37 million (or US$1.689 per Ordinary Share). The dividend was paid on March 17, 2005 to shareholders of record as of March 2, 2005.

8. Tender Offer Completed: On December 27, 2004, the Company completed a tender offer to repurchase 2,800,000 of the Company's ordinary shares, or approximately 11.5% of the Company's issued and outstanding shares, at a price of US$11.40 per share.

9. We maintain a significant investment in InSightec: The products developed by InSightec are designed to create, in effect, a virtual guided and controlled thermal scalpel for use by surgeons and interventional radiologists to non-invasively detect, monitor and destroy tissues and organs under direct real-time MR image guidance. The products are currently being evaluated for the coagulation of breast tumors and uterine fibroids, all under FDA Investigational Device Exemptions (IDEs). In June 2004, the Obstetrics and Gynecology Devices Panel of the U.S. Food and Drug Administration (FDA) recommended InSightec's ExAblate(R) 2000 System for the non-invasive treatment of uterine fibroids for approval, with post-approval conditions. On October 22, 2004, InSightec received pre-market approval for its ExAblate(R) 2000 system for non-invasive surgery for symptomatic uterine fibroids from the U.S. Food and Drug Administration. Our objective in this area is to become the market leader in Image Guided HIFUS, and to achieve a significant improvement in the quality and efficacy of the treatment while demonstrating cost effectiveness.

Full details of the foregoing transactions, as well as current and prospective activities, are included in the Company's annual report on Form 20-F for the year 2004, which was filed with the United States Securities and Exchange Commission in June 2005.

      We would like to take this opportunity to thank our shareholders for their continued support and the members of the Company's team for their work and commitment during 2004. We remain dedicated to increasing shareholder value and pledge to manage the Company with that goal in mind.

                                          With our sincerest regards,


                                          Mr. Shimon Yitzhaki,
                                          President

                               GENERAL INFORMATION

      Elbit Medical Imaging ("EMI") was incorporated in 1996 and has a perpetual duration. EMI is a company incorporated under the laws of the State of Israel and is subject to the Israeli Companies Law 1999 - 5759 and the Israeli Securities Law 1968 - 5728 and any regulations published under these laws. The Company's shares are listed on the NASDAQ National Market (ticker symbol EMITF) and on the Tel Aviv Stock Exchange (TASE).

      EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel, and ownership, operation and management of the apparel company Mango, through our subsidiary Elscint Ltd. ("Elscint"); and (iii) research and development in the image guided focused ultrasound activities through our subsidiary InSightec - Image Guided Treatment Ltd. ("InSightec").

      In addition to the above, EMI and Elscint hold interests in certain venture capital companies and bio-medical investments. The scope of our and Elscint's activity in these areas of business is not significant to our results of operations and reference to these investments can be found in the financial statements.

      The information included in this Annual Report to the shareholders is accurate as of the date of the filing by the Company with the United States Securities and Exchange Commission of the Company's annual report on Form 20-F for the fiscal year ended December 31, 2004.

                                  STOCK PRICES

      The following table sets forth the quarterly high and low sale prices of the Company's ordinary shares on Nasdaq and the TASE(1) for the two most recent full financial years:

                                     Nasdaq                     TASE
                              High ($)     Low ($)      High ($)     Low ($)

           2004
       First Quarter            9.35         6.92        10.06         7.39
      Second Quarter            8.61         7.24         8.89         7.72
       Third Quarter            9.43         7.28         9.82         7.76
      Fourth Quarter             10          7.71        10.10         8.13

           2003
       First Quarter            5.78         3.70         6.13         4.25
      Second Quarter            6.70         5.00         6.84         5.22
       Third Quarter            6.76         4.26         6.67         4.46
      Fourth Quarter            7.14         4.42         7.13         4.54

------------------------
(1) The closing prices of the ordinary shares on the TASE have been translated into dollars using the daily representative rate of exchange of the NIS to the US dollar as published by the Bank of Israel on the last trading day of each such year.

                             SELECTED FINANCIAL DATA

      The following selected financial data of the Company is derived from the Company's 2004 Consolidated Financial Statements attached to this Annual Report. The 2004 Consolidated Financial Statements were prepared in accordance with Israeli generally accepted accounting principles ("GAAP"), and audited by Brightman Almagor & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu ("Brightman Almagor"), whose report with respect thereto accompanies the Consolidated Financial Statements. We are providing you with a copy of the 2004 Consolidated Financial Statements, related notes and other financial information included therein, which you should read together with the following table.

      For the reader's convenience, financial information for 2004 has been translated from New Israeli Shekels ("NIS") to the U.S. dollar ("$" or U.S. dollar), using the representative exchange rate as published by the Bank of Israel as of December 31, 2004 ($1.00 = NIS4.308).



                                                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                              (in thousands, except share and per share amounts)

                                                                  FOR THE YEAR ENDED DECEMBER 31

                                                2004        2004 (1)     2003 (1)     2002 (1)      2001 (1)      2000 (2)
                                            Convenience
                                            Translation
                                                US $          NIS          NIS          NIS           NIS            NIS
                                             Thousands     Thousands    Thousands    Thousands     Thousands      Thousands

REVENUES
Commercial-centers operations                  72,398       311,893      347,056      279,776       132,212         27,586
Hotel operations and management                50,688       218,365      189,205      206,679       139,226        106,051
Sale of medical systems                        10,225        44,049           --           --            --             --
Lease of assets                                 3,073        13,238       13,495           --            --             --
Long-term projects                                 --            --           --        1,509        10,030         19,984
                                              136,384       587,545      549,756      487,964       281,468        153,621
COSTS OF REVENUES
Commercial-centers operations                  46,374       199,780      192,916      150,005        66,646         12,673
Hotel operations and management                46,679       201,094      177,690      193,686       126,228         91,296
Sale of medical systems                         2,283         9,834           --           --            --             --
Lease of assets                                   737         3,175        3,510           --            --             --
Long-term projects                                 --            --           --        1,392         7,311         17,901
                                               96,073       413,883      374,116      345,083       200,185        121,870
GROSS INCOME                                   40,311       173,662      175,640      142,881        81,283         31,751
Project initiation expenses                       550         2,371        8,839       16,630         5,856          2,766
Research and development expenses,
  net                                           8,857        38,158       43,719       28,454        24,198         26,065
Marketing and selling expenses                  9,999        43,075       30,969       28,052         8,309          2,214
General and administrative expenses            21,480        92,536       87,035       88,020        62,260         53,988
                                               40,886       176,140      170,562      161,156       100,623         85,034
OPERATING PROFIT (LOSS) BEFORE
  FINANCIAL EXPENSES, NET                        (575)       (2,478)       5,078      (18,275)      (19,340)       (53,283)
Financial income (expenses), net              (12,435)      (53,569)    (211,821)      (5,440)      101,559         32,563
OPERATING PROFIT (LOSS) AFTER
  FINANCIAL INCOME (EXPENSES), NET            (13,010)      (56,047)    (206,743)     (23,715)       82,219        (20,720)
Other income (expenses), net                   22,495        96,908       34,652        9,504        34,076        (15,599)
PROFIT (LOSS) BEFORE INCOME TAXES               9,485        40,861     (172,091)     (14,211)      116,295        (36,319)
Income taxes (tax benefits)                     3,669        15,804      (20,217)      21,711        13,596         18,550
PROFIT (LOSS) AFTER INCOME TAXES                5,816        25,057     (151,874)     (35,922)      102,699        (54,869)
Share in results of associated
  companies, net                               (3,707)      (15,968)     (20,951)      (2,906)       (9,712)        (3,240)
Minority-interest in results of
  subsidiaries, Net                             6,372        27,448       48,671       24,490        (5,915)        14,875
INCOME (LOSS) FROM CONTINUING
  OPERATIONS                                    8,481        36,537     (124,154)     (14,338)       87,072        (43,234)
Profit from discontinued operations,
  net                                           1,581         6,810       12,073       54,752        18,759         27,806
NET INCOME (LOSS)                              10,062        43,347     (112,081)      40,414       105,831        (15,428)
EARNINGS (LOSS) PER SHARE -
(IN NIS)
Basic EPS:
From continuing operations                     0.37           1.59        (5.56)       (0.64)          3.92          (1.95)
From discontinued operations                   0.07           0.30         0.54         2.45           0.84           1.25
Basic earnings (loss) per share                0.44           1.89        (5.02)        1.81           4.76          (0.70)
Diluted EPS                                    0.43           1.84        (5.02)        1.71           4.00

1     Audited by Brightman Almagor.
2 Audited by Brightman Almagor and Somech Chaikin - a firm of certified public accountants in Israel and a member of KPMG International, who were joint auditing accountants with Brightman Almagor during these years ("Somech Chaikin").


INCOME STATEMENT DATA
AS PER U.S. GAAP (*):
DATA IN NIS  AS AT 12/2004                                                        YEAR ENDED DECEMBER 31,
                                                Convenience Translation     2004          2003           2002
                                                 December 31, 2004
                                                        $                             REPORTED NIS

A) NET INCOME (LOSS) AND COMPREHENSIVE INCOME:

Net (loss) according to U.S. GAAP
  (in thousands)                                     (21,459)             (92,446)      (19,251)       (27,745)

Total comprehensive income (loss)
  (in thousands) according to U.S. GAAP              (34,799)            (149,915)       35,545        143,362

Basic (loss) per ordinary share as per
  U.S. GAAP                                            (0.93)               (4.02)        (0.86)         (1.24)

Diluted loss per ordinary share as per
  U.S. GAAP                                            (0.93)               (4.02)        (0.86)         (1.35)

Weighted average of number of shares and
  share equivalents under U.S. GAAP
  (thousands)                                         23,025               23,025        22,337         22,337

(*) For further information as to the differences between Israeli and U.S. GAAP, as applicable to the Company's financial statements, see Note 24 to the attached financial statements.


                                                               SELECTED BALANCE SHEET DATA
                                                               (Including as per U.S. GAAP)

                                                                               DECEMBER 31
                                                 2004          2004          2003          2002          2001         2000
                                             Convenience
                                           Translation US$     NIS           NIS           NIS           NIS           NIS
                                              Thousands     Thousands     Thousands     Thousands     Thousands     Thousands

Current Assets                                  170,924       736,339       577,687     1,006,237     1,132,194       853,911

Long term investments and receivables            43,034       185,393       218,407       453,839       477,052       570,778

Hotels, commercial centers and other
   fixed assets                                 818,938     3,527,988     4,629,675     4,090,936     2,858,129     1,845,990

Other assets and deferred expenses               12,966        55,859        85,798        73,024        60,596        39,717

Assets related to discontinued
  operations                                      3,412        14,700        16,228       111,984       199,360       304,155

Total                                         1,049,274     4,520,279     5,527,795     5,736,020     4,727,331     3,614,551

Current Liabilities                             184,479       794,741     1,178,415     1,901,506     1,612,532     1,019,706

Long-term liabilities                           561,489     2,418,897     2,841,326     2,176,301     1,446,923     1,098,936

Liabilities related to
  discontinued operations                        16,710        71,986        82,802       110,007       253,854       266,565

Minority interest                                99,974       430,687       471,606       486,670       497,257       467,950

Shareholders' equity                            186,622       803,968       953,646     1,061,536       916,765       761,394

Total                                         1,049,274     4,520,279     5,527,795     5,736,020     4,727,331     3,614,551

Total assets according to U.S.
  GAAP                                        1,085,424     4,676,008     5,917,917     6,007,937     4,772,914     3,634,470

Total liabilities according to
  U.S. GAAP                                     906,608     3,905,673     4,891,985     5,040,903     3,955,945     2,874,793

Total shareholders equity according
  to U.S. GAAP                                  178,816       770,335     1,025,932       967,034       816,969       759,677

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

      You should read the following discussion in conjunction with the Company's financial statements and notes thereto. Certain statements made herein may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Those risks and uncertainties incidental to the ownership and operation of commercial real estate include, but are not limited to: national, international, competitive market forces, changes in market rental rates, trends in the retail industry, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks associated with acquisitions, environmental liabilities, the availability of financing, and changes in market rates of interest and fluctuations in exchange rates of foreign currencies. We undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

GENERAL

      We are currently engaged, ourselves and through our subsidiaries, primarily in the following businesses:

      o ownership, operation, leasing, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Central and Eastern Europe;

      o the ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities, and ownership, operation and management of the apparel company Mango, through Elscint; and

      o research and development in the image guided focused ultrasound activities through InSightec.

      As of the date of EMI's annual report on Form 20-F for the fiscal year ended December 31, 2004, through our wholly-owned subsidiary Plaza Centers (Europe) BV of The Netherlands ("PC"), we had an aggregate of 4 operating commercial and entertainment malls in Poland, as well as an aggregate of 8 malls in various stages of development and planning in Poland, the Czech Republic, Latvia and Greece. During May 2005, PC entered into Heads of Terms with the Klepierre Group of France for the sale by PC of a portfolio that includes its 4 operational malls in Poland and an additional 4 centers under development in Poland and the Czech Republic. Klepierre also has an option to acquire a third shopping center under development in Poland, subject to the attainment of certain conditions.

      Our revenues from the commercial and entertainment centers are primarily derived from leasing of assets and management fees, which are recognized pro rata over the term of the lease and/or the management services provided; and revenues derived by the hotels owned by Elscint, which are recognized upon performance of the service. Operating lease fees, which are received gradually over the period of the lease, are recognized as revenues by the straight-line method over the period of the lease.

      In 2004, we had total revenues, gross profit and net income in the amounts of NIS 588 million (approximately $136.4 million), NIS 173.6 million (approximately $40.3 million) and NIS 43 million (approximately $10 million), respectively.

OPERATING RESULTS

      The following table presents for the periods indicated certain information relating to revenues generated by EMI, cost of such revenues and gross profit:


                                                                    Year ended December 31,
                                                  2004              2004              2003              2002
                                              Convenience
                                             Translation US $        NIS               NIS               NIS
                                               Thousands          Thousands         Thousands         Thousands
Revenues

Commercial center operations                      72,398           311,893           347,056           279,776
Hotel operations and management                   50,688           218,365           189,205           206,679
Sale of Medical systems                           10,225            44,049                 -                 -
Lease of assets                                    3,073            13,238            13,495                 -
Long-term project                                      -                 -                 -             1,509
                                                 136,384           587,545           549,756           487,964

Costs of revenues
Commercial center operations                      46,374           199,780           192,916           150,005
Hotel operations and management                   46,679           201,094           177,690           193,686
Sale of Medical systems                            2,283             9,834                 -                 -
Lease of assets                                      737             3,175             3,510                 -
Long-term project                                      -                 -                 -             1,392
                                                  96,073           413,883           374,116           345,083

Gross profit
Commercial center operations                      26,024           112,113           154,140           129,771
Hotel operations and management                    4,009            17,271            11,515            12,993
Sale of Medical systems                            7,943            34,215                 -                 -
Lease of assets                                    2,335            10,063             9,985                 -
Long-term project                                      -                 -                 -               117
                                                  40,311           173,662           175,640           142,881

      The following table presents for the periods indicated the relationships of certain income statement items as percentages of net revenues of EMI:

                                                   YEAR ENDED DECEMBER 31,

                                               2004(%)     2003(%)     2002(%)
 Revenues                                         100         100         100
 Gross profit                                      30          32          29
 Operating Income (loss) before financial
   Income, net                                     (1)          1          (4)
 Other income, net                                 16           6           2
 Income (loss) after income taxes                   4         (28)         (7)
 Net income (loss) for the year                     7         (20)          8

Fiscal 2004 Compared To Fiscal 2003

      Revenues from commercial and entertainment malls operations, hotel operations, sale of medical systems and lease of assets for fiscal 2004 were NIS 588 million (approximately $136 million), compared to NIS 550 million for fiscal 2003, an increase of NIS 38 million, or 7%.

      Our hotels, which operate in various countries, report their operational results in the currency of their country of residence ("functional currency") and our centers have used the Euro as their functional currency beginning as of April 1, 2004. We translate our subsidiaries' result of operations into our reporting currency

(reported NIS) based on the average quarterly exchange rate of the functional currency and the NIS (Prior to January 1, 2004, we used the representative exchange rate as of the year end for such translation). Therefore, a devaluation of the NIS against each functional currency would cause an increase in our reported revenues in reported NIS and an increase in valuation of the NIS against each functional currency would cause a decrease in our revenues in reported NIS.

      Revenues from commercial and entertainment malls operations for fiscal 2004 were NIS 312 million (approximately $72 million), as compared to NIS 347 million for fiscal 2003, a decrease of NIS 35 million or 11%.

      The decrease in revenues in the reported period compared to the corresponding period in the previous year was due to the exclusion of the activities of 12 shopping centers in Hungary, which were sold to Klepierre Group at the beginning of the third quarter of 2004. The effect of such sale on the Company's revenues in the second half of 2004 is estimated in the amount of NIS 110 million. This decrease was offset by: (i) an increase in revenues from Elscint's mall in Herzlia, Israel ("Arena") in the amount of NIS 35 million due to the fact that the Arena had commenced operations on a partial basis, in mid June 2003 while during fiscal 2004 the Arena attained almost full scale operations; (ii) revenues in the amount of NIS 7 million deriving from the opening of an additional shopping center in Hungary during 2004; (iii) revenues in the amount of NIS 15 million received by the management company (in which EMI currently holds 50%) resulting from management fees deriving (during the second half of 2004) from the 12 centers sold to Klepierre; and (iv) revenues in the amount of NIS 13 million resulting from currency fluctuations in Hungary and Poland during the fiscal year 2003.

      Revenues from Elscint's hotel operations for fiscal 2004 were NIS 218 million (approximately $51 million) as compared to NIS 189 million for fiscal 2003, an increase of NIS 29 million or 15%. The increase in revenues of the hotel division resulted primarily from the following:

(i) Revenues (in Euro) from our hotels in The Netherlands and Belgium have increased by 10.3% (in reported NIS 10.8% or NIS 12 million) in the year ended December 31, 2004 mainly due to full scale operations of the Aquotopia attraction within the Astrid Park Plaza facilities in the year ended December 31, 2004.

(ii) Revenues (in GBP) from our UK hotels have increased by 12% (in reported NIS 17.0% or NIS 10 million), mainly due to higher occupancy in Victoria London and the Sherlock Holmes hotels.

(iii) Revenues (in Romanian Lei) from our Centreville apartments hotel (which form a part of the Bucuresti complex in Rumania) have increased by 32% (in reported NIS 36.2% or NIS 7 million) mainly due to renovations and operations of additional apartments during the year ended December 31, 2004 and to higher occupancy rates and higher rental rates.

      Revenues from InSightec's sale of medical systems in fiscal 2004 were NIS 44 Million (approximately $10 million). InSightec commenced sales during the first quarter of 2004. The sales represent sales of 10 "ExAblate 2000" Systems. ExAblate 2000 is a novel surgical system that combines Magnetic Resonance Imaging and Focused Ultrasound to non-invasively treat tumors inside the body without the need for incisions. The system is currently in use around the world and is FDA approved for the treatment of uterine fibroids.

      Revenues from Elscint's hotel leasing in fiscal 2004 was NIS 13.2 million ($3 million) as compared to NIS 13.5 million for fiscal 2003. This revenue was derived from the leasing of the Bernard Shaw Hotel to a third party in January 2003 for a term of 25 years in consideration of a payment of a fixed amount in each of the first four years; from the fifth year onwards the amount is adjusted upwards at the rate of 2.5% per annum.

      Total gross profits for fiscal 2004 were NIS 173.6 million ($40.3 million), or 30% of total revenues, as compared to NIS 175.6 million, or 32% of total revenues in fiscal 2003.

The breakdown of gross profit by sector of activity is presented in the following table (in NIS thousands):

   --------------------------------------------------------------------------
                                              For the 12-month
                                             period ended Dec 31
                                 --------------------------------------------
                                     2004        %         2003        %
   --------------------------------------------------------------------------
   Operating commercial centers    112,113       36      154,140       44
   --------------------------------------------------------------------------
   Hotels operation and             17,271       8        11,515       6
   management
   --------------------------------------------------------------------------
   Medical systems                  34,215       78         -          -
   --------------------------------------------------------------------------
   Lease of assets                  10,063       76        9,985       74
   --------------------------------------------------------------------------
   Total Gross Profit              173,662       30      175,640       32
   --------------------------------------------------------------------------

The percentages in the above table refer to gross margins (gross profit as a percentage of the revenue in each respective sector).

      The decrease in total gross profit, compared with last year, resulted primarily from a combination of the following factors:

      (1) The decrease in the commercial centers segment gross profits which were decreased to NIS 112 million ($26 million), or 36.0% of the commercial centers segment revenues in fiscal year 2004 from NIS 154 million, or 44% of the commercial centers revenues in fiscal year 2003.The decrease was mainly due to the exclusion of the activities of 12 shopping centers in Hungary, which were sold to Klepierre Group at the beginning of the third quarter of 2004.

      (2) The decrease in the total gross profit was offset by the increase in the hotel segment gross profits which increased to NIS 17 million ($4 million), or 8.0% of the hotel segment revenues in fiscal year 2004 from NIS 11 million, or 6% of the hotel segment revenues in fiscal year 2003. The increase is the result of increase in revenues of the hotel segment and improved efficiency in our costs of revenues of this segment.

      (3) The decrease in the total gross profit was also offset by the medical systems segment that recorded a gross profit of NIS 34 million ($8 million ), or 78% of revenues in fiscal 2004 compared with no gross profit in fiscal 2003 due to the fact that revenues from medical systems were recorded only from the first quarter of 2004.

      Cost of initiation of projects in 2004 was NIS 2 million (approximately $0.5 million) compared to cost of initiation of projects in 2003 of NIS 9 million. These expenses were incurred primarily in connection with certain potential acquisitions of commercial and entertainment malls hotels and others that did not materialize.

      Net research and development expenses in fiscal 2004 totaled NIS 38 million (approximately $9 million), after deducting NIS 7.6 million (approximately $1.7 million) for participation of the Israeli Office of the Chief Scientist ("OCS"), compared to NIS 44 million in fiscal 2003, after deducting NIS 7.5 million for the OCS's participation, in the prior year, a decrease of NIS 6 million. All of the net research and development expenses were derived from InSightec's operations. Insightec is continuing its expanded research and development activities aimed at obtaining FDA approvals for additional treatments. Clinical trials are underway for both cancerous and benign tumors such as breast fibroadenoma, breast cancer, brain tumors, bone tumors, and liver tumors.

      Sales and marketing expenses in 2004 totaled NIS 43 million (approximately $10 million), as compared to NIS 31 million in fiscal 2003, an increase of NIS 12 million. This increase resulted from additional marketing expenses of NIS 8 million (from NIS 1 million in fiscal 2003 to NIS 9 million in fiscal 2004) incurred in connection with Insightec's sales of its medical system commencing at the first quarter of 2004 as well as additional marketing expenses of NIS 5 million in connection with Arena mall (which commenced operations in June 2003).

      General and administrative expenses in fiscal 2004 were NIS 92 million (approximately $21.4 million), as compared to NIS 87 million in fiscal 2003, an increase of NIS 5 million. These general and administrative expenses included executive, administrative, legal and accounting activities, rental expenses and professional fees. The increase derived primarily from an increase in administrative and general expenses regarded to the sale 12 shopping centers in Hungary, which were sold to Klepierre Group during fiscal 2004.

      Net financing expenses in fiscal 2004 were NIS 53 million (approximately $12 million), as compared to NIS 211 million in fiscal 2003, a decrease of NIS 158 million.

      The substantial decrease in net financing expenses was due to the following factors:

      1. Income from exchange rate differences of PC's subsidiaries, which own the various centers in Hungary and Poland, of NIS 73 million (approximately $17.0 million) for fiscal 2004 was generated by the significant re-valuation (5%) of the Hungarian Forint in Hungary which was, until April 1, 2004, the functional currency of the operations in that country, in relation to the Euro, which is the currency used in financing these activities. In fiscal year 2003, a financing expense of NIS 100 million was incurred due to substantial currency devaluation in Hungary and Poland (5.3% and 15.7% respectively). PC's management has determined that the Euro will serve as the functional currency of its subsidiaries starting from April 1, 2004. Thereafter, we expect the above factor to have a minor effect, if any, on our financing expenses during fiscal 2005.

      2. Finance expenses in fiscal 2004 which resulted from interest on Plaza Center's bank loans, totaling NIS 55 million compared to NIS 81 million in fiscal 2003. This decrease is primarily a result of a reduction in the amount of outstanding loans due to the exclusion of the activities of 12 shopping centers in Hungary which were sold to Klepierre Group during the third quarter of 2004.

      3. Financing loss in fiscal 2004 of NIS 7 million ($2 million), which resulted mainly from differences in exchange rates of currencies financing the operations of the Company and its Dutch subsidiary, Elbit Ultrasound Netherlands BV (mainly the US dollar), which derived principally from devaluation of the NIS in relation to the US dollar. This compares with financing income of NIS 30 million in fiscal year 2003, which resulted mainly from real devaluation of the above financing currencies.

      Net other income in fiscal 2004 was NIS 97 million (approximately $22.5 million), as compared to NIS 34 million in fiscal 2003. Net other income in 2004 resulted mainly from:

(i) a gain of NIS 132 million (approximately $30 million) from the sale of 12 shopping centers in Hungary (The gain generated from the transaction includes NIS 153.3 million from realization of capital reserves from foreign currency translation adjustments in respect of realized investments (shares and shareholders' loans)), (ii) an income of NIS 13 million (approximately $3 million) of deferred income deriving from the decrease in EMI's beneficial ownership in InSightec resulting from the issuance of additional shares to a new investor currently holding approximately 2.7% of Insightec's equity and voting rights and (iii) a gain of NIS 12 million (approximately $2.8 million) from realization (repayment) of investment-type monetary balances in investees.

less:

(i) a loss from the sale of assets in the amount of NIS 12 million (approximately $2.7 million), (ii) a provision for impairment of investments and assets in the amount of NIS 53 million (approximately $12.2 million). The impairment resulted from sustained decreases in the fair value of certain centers, hotels and investees. For additional information, see note 19J to the financial statements.

      EMI's share in net loss of investee companies in fiscal 2004 totaled NIS
16.0 million (approximately $3.7 million), as compared to a net loss of NIS 21 million in fiscal 2003, a decrease of NIS 5 million. This loss was due to a net loss from the operations of the our investee companies is as follows: Gamida (net loss of NIS 6.6 million (approximately $1.5 million)), Olive (net loss of NIS 6.7 million (approximately $1.5 million)) and Easyrun (net loss of NIS 5.5 million (approximately $1.3 million)).This was offset in part by a net income of NIS 2.9 million

(approximately $0.7 million) deriving from Ercorner. Due to the fact that from the fourth quarter of 2003, the investment in Vcon is stated on a cost basis the Company has not recorded any equity income or loss regarding Vcon since that date.

      Income from discontinued operations in fiscal 2004 was NIS 6.8 million (approximately $1.5 million), as compared to NIS 12.0 million in fiscal 2003, a decrease of NIS 5.2 million. Net income from discontinued operations resulted mainly from the collection of receivables previously written off and to exchange rate differences for income attributed to monetary assets pertaining to discounting operations.

      As a result of the foregoing factors, EMI had a net income in fiscal 2004 of NIS 43 million (approximately $10 million), as compared to a net loss of NIS 112 million in fiscal 2003.

Fiscal 2003 Compared To Fiscal 2002

      Revenues from commercial and entertainment malls operations, hotel operations and management and hotel leasing for fiscal 2003 were NIS 550 million (approximately $125 million), compared to NIS 488 million for fiscal 2002, an increase of NIS 62 million, or 12.7%.

      Our commercial and entertainment centers and our hotels, which operate in various countries, report their operational results in the currency of their country of residence ("functional currency"). We translate our subsidiaries' result of operations into our reporting currency (adjusted NIS) based on the representative exchange rate as of the year-end of the functional currency and the NIS. Therefore, a devaluation of the NIS against each functional currency will cause an increase in our reported revenues in adjusted NIS and an increase in valuation of the NIS against each functional currency will cause a decrease in our reported revenues in adjusted NIS.

      Revenues from commercial and entertainment malls operations for fiscal 2003 were NIS 347 million (approximately $79 million), as compared to NIS 280 million for fiscal 2002, an increase of NIS 67 million or 24%.

      The increase in revenues in the reported period compared to the corresponding period in the previous year was due to (i) three additional commercial and entertainment malls acquired in Hungary on February 25, 2002, whose results of operations for 2003 were for a full year (compared to ten months of operations in 2002), (ii) the commencement of operations of Elscint's mall in Herzlia, Israel, in June 2003, (iii) the devaluation of the NIS against the functional currency of some of the commercial centers, mainly the Euro (13.2 % in 2003), and (iv) an improvement in the operating results of four entertainment and commercial centers in Hungary and two entertainment and commercial centers in Poland in their second year of operations (these centers commenced operations in late 2001).

      Revenues from Elscint's hotel operations for fiscal 2003 were NIS 189 million (approximately $43 million) as compared to NIS 207 million for fiscal 2002, a decrease of NIS 18 million or 9%. The decrease in revenues of the hotel division resulted primarily from the following:

      (i) Revenues (in GBP) from the Bernard Shaw Hotel decreased by 25% after its lease to a third party in January 2003. As opposed to 2002, when this hotel contributed revenues of GBP 3.4 million, in 2003 this hotel did not contribute any revenues (lease payments received from the leasing of such hotel were recorded as revenue from hotel leasing). Such decrease in revenue was offset in part by (a) the improvement in revenues from other UK hotels and (b) a devaluation of the NIS against the GBP in fiscal 2003.

      (ii) The decrease in revenues from the Bucuresti complex (the Bucuresti Hotel and the apartments hotel ("Centreville")) (in Lei) was 42%, mainly due to the closing of the Bucuresti Hotel for renovation in December 2002 and due to partial annual operations of the Centreville apartments hotel (since May 2003).

      (iii) Revenues (in Euros) from Elscint's hotels in Belgium and the Netherlands increased by 0.8% in fiscal 2003, while in adjusted NIS Elscint reported an increase of 14%. The differences were attributable to the devaluation of the NIS against the Euro in fiscal 2003.

      Revenues from Elscint's hotel leasing in fiscal 2003 was NIS 13.5 million ($3 million). This revenue was derived from the leasing of the Bernard Shaw Hotel to a third party for a term of 25 years in consideration for a payment of a fixed amount in each of the first four years and from the fifth year thereon the amount is adjusted upwards at the rate of 2.5% per annum.

      Cost of revenues from commercial and entertainment malls operations, hotel operations and management and hotel leasing for fiscal 2003 were NIS 374 million (approximately $85.4 million), compared to NIS 345 million for fiscal 2002, an increase of NIS 29 million, or 8.4%.

      Cost of revenues from commercial and entertainment malls operations for fiscal 2003 was NIS 192 million (approximately $43.8 million), compared to NIS 150 million for fiscal 2002, an increase of NIS 42 million, or 28%. This increase resulted primarily from additional costs incurred in connection with the additional centers that were acquired during 2002 and the devaluation of the NIS against the functional currency of the commercial centers, mainly the Euro (13.2 % in 2003).

      Cost of revenues from hotel operations for fiscal 2003 was NIS 178 million (approximately $40.7 million), compared to NIS 193 million for fiscal 2002, a decrease of NIS 15 million, or 8%. The decrease resulted primarily from the leasing of the Bernard Shaw hotel, the closing of the Bucuresti Hotel and the partial annual operations of the Centreville apartments hotel.

      As a result of the foregoing factors, total gross profit for fiscal 2003 was NIS 178 million (approximately $40 million), or 32% of total revenues, compared to NIS 143 million, or 29% of total revenues, in fiscal 2002.

      Cost of initiation of projects in 2003 was NIS 9 million (approximately $2 million) compared to cost of initiation of projects in 2002 of NIS 17 million. These expenses were incurred primarily in connection with certain potential acquisitions of commercial and entertainment malls and hotels that did not materialize.

      Net research and development expenses in fiscal 2003 totaled NIS 44 million (approximately $10 million), after deducting NIS 7.5 million (approximately $1.7 million) for participation of the Office of Chief Scientist of the Ministry of Industry and Trade of the Government of Israel ("OCS"), compared to NIS 28 million in fiscal 2002, after deducting NIS 7.6 million for the OCS's participation, in the prior year, an increase of NIS 16 million. All of the net research and development expenses were derived from InSightec's operations. In the twelve month period ended December 31, 2003, the Company recorded, under other income, deferred income amount (derived from the decrease in the rate of its holdings in InSightec during 2001, 2002 and 2003) in an amount of NIS 20.4 million (approximately $4.6 million). The increase in net research and development costs resulted primarily from an increase in the research and development budget of InSightec due to its expanded research and development activities aimed at obtaining FDA approvals for additional treatments.

      Sales and marketing expenses in 2003 totaled NIS 31 million (approximately $7 million), as compared to NIS 28 million in fiscal 2002. This increase resulted from additional marketing expenses incurred primarily in connection with Elscint's mall in Herzlia (which commenced operations in June 2003) as well as an increase in depreciation and amortization expenses, which was partially offset by a decrease in the allowance for doubtful accounts.

      General and administrative expenses in fiscal 2003 were NIS 87 million (approximately $19.8 million), as compared to NIS 88 million in fiscal 2002, a decrease of NIS 1 million. These general and administrative expenses included executive, administrative, legal and accounting activities, rental expenses and professional fees.

      Net financing expenses in fiscal 2003 were NIS 212 million (approximately $48 million), as compared to NIS 5.5 million in fiscal 2002, an increase of NIS 207 million.

      The increase in net financing expenses was due to the following factors:

      1. Changes in the exchange rate of the operational currencies of PC's subsidiaries which own the various centers, primarily the Hungarian Forint and the Polish Zloty (5.3% and 15.7%, respectively) in relation to the exchange rate of financing currencies (primarily the Euro), which resulted in financing expenses of NIS 100 million (approximately $22.8 million), compared to financing income of approximately NIS 64 million in fiscal 2002.

      PC's management has recently determined that the Euro will serve as the functional currency of its subsidiaries starting from April 1, 2004. Thereafter, we expect the above factor to have a minor, if any, effect on our financing expenses.

      2. An increase in the amount of loans extended to PC in order to enable it to contribute its portion of financing of new and existing mall projects, which resulted in increased financing expenses.

      3. A decrease in the income from derivative financial transactions entered into by the Company (a loss of approximately NIS 12 million (approximately $2.7 million) in fiscal 2003 compared to income of approximately NIS 12 in fiscal
2002).

      4. A decrease in the liquid assets of the Company, which resulted in a decrease in financing income, and a revaluation of the NIS against the U.S. dollar, which resulted in an increase in financing expenses with respect to dollar-based loans. The foregoing resulted in financing expenses of approximately NIS 32 million (approximately $7.3 million) in 2003 compared to financing income of NIS 18 million in 2002.

      Part of the net financing expenses in 2003 were offset by net financing income of approximately NIS 22 million (approximately $5 million), which was derived from changes in the exchange rates of the currencies underlying the loans extended to the Company (mainly the U.S. dollar - from the revaluation of the NIS against the U.S. dollar by approximately 5.7%).

      Net other income in fiscal 2003 was NIS 34.7 million (approximately $8 million), as compared to NIS 9.5 million in fiscal 2002. Net other income in 2003 resulted from (i) a gain of NIS 77.4 million (approximately $17.7 million) (compared to NIS 55.8 million in 2002), consisting of NIS 24.7 million (approximately $5.6 million) from the sale by Elscint of its 16% ownership in Algotech Systems Ltd., NIS 20.4 million (approximately $4.6 million) of deferred income (deriving from the decrease in EMI's beneficial ownership in InSightec during 2001, 2002 and 2003) and NIS 32 million (approximately $7.3 million) (which was categorized as net other income instead of equity as a result of the repayment of loans by subsidiaries to the Company following the refinancing of loans previously extended to such subsidiaries (Under Israeli GAAP, upon a repayment, in whole or in part, of a loan by any of our consolidated subsidiaries that is an autonomous foreign entity through a repayment of an investment-type monetary balance, the accumulated capital translation adjustment relating to that monetary balance is released to the statement of operations as other income)), less (ii) a loss from the sale of assets in the amount of NIS
7.8 million (approximately $1.8 million) (compared to a loss of NIS 0.5 million in 2002), a provision for impairment of investments and assets in the amount of NIS 30 million (approximately $6.8 million) (compared to a provision of NIS 44 million in 2002) (and other expenses in the amount of NIS 4.7 million (approximately $1.1 million) (compared to NIS 1.7 million in 2002). The impairment resulted from sustained decreases in the fair value of certain centers and hotels. For additional information, see note 18J to the financial statements.

      In 2003, the Company recorded a tax income in the amount of NIS 20 million (approximately $4.6 million) compared to tax expenses of NIS 21.7 million for fiscal 2002.

      EMI's share in net loss of investee companies in fiscal 2003 totaled NIS
20.9 million (approximately $4.7 million), as compared to NIS 2.9 million in fiscal 2002, an increase of NIS 18 million. This loss was due to a net loss from the operations of the Group's investee companies as follows: Gamida (net loss of NIS 7 million (approximately $1.6 million), VCON (net loss of NIS 9 million (approximately $2 million), Olive (net loss of NIS 2 million (approximately $0.5 million) and Easyrun (net loss of NIS 3 million (approximately $0.7 million). In fiscal 2002, we included the group investee companies' losses/income only for the three-month period ended December 31, 2002 and not for the full fiscal year. For the first three quarters of 2002, we treated our investments in these companies under the cost method and not under the equity method.

      Income from discontinued operations in fiscal 2003 was NIS 12 million (approximately $2.7 million), as compared to NIS 54.7 million in fiscal 2002, a decrease of NIS 42.7 million. On December 31, 2002, Elscint sold to a third party all of its manufacturing, assembly, engineering, and integration activities of systems and sub-systems segment, which were performed at Elscint's plant in Ma'alot in northern Israel. Upon completion of this transaction, the group's activity in this segment was discontinued. The decrease in the net income from discontinued operations resulted primarily from the inclusion in 2002 of the results of operations and income from the sale of this business segment, which was not included in 2003.

      As a result of the foregoing factors, EMI had a net loss in fiscal 2003 of NIS 112 million (approximately $26 million), as compared to a net income of NIS
40.4 million in fiscal 2002.

Liquidity and Capital Resources

General

      EMI's capital resources are (a) lines of credit obtained from Israeli banks, (b) proceeds from sales of assets, (c) financing margins resulting from the refinancing of loans extended to the subsidiaries building the malls and
(iv) available cash and cash equivalents. Such resources are used for (i) equity investments in the malls that are built by our subsidiaries (special purpose entities that are formed for the construction of the various malls). In most cases, we finance approximately 25%-30% of such projects through equity investments in the subsidiaries, while the remaining 70%-75% is financed through the mortgage of the underlying mall by the subsidiary building such mall in favor of local banks that provide financing, (ii) additional investments in insightec if necessary, (iii) additional investment in our investees and (iv) other investments such as project initiation.

      Elscint's capital resources are (i) lines of credit obtained from israeli and foreign banks and financial institutions, (ii) financing margins resulting from the refinancing of loans extended to the subsidiaries owning the hotels,
(iii) proceeds from sales of assets and (iv) Elscint's available cash and cash equivalents. Such resources are used for subordinated debt investments in our real estates assets that are built by Elscint's wholly-owned and jointly-controlled subsidiaries that are formed for the construction and operation of our various real estate assets. The subordinated debt-financing portion is typically 30% and elscint's portion of such amount varies based on the portion of its ownership in the relevant subsidiary. The balance of the amount needed for the construction of the assets is financed through the mortgage of the underlying real estates in favor of local banks that provide financing. The subordinated debt financing to our wholly-owned and jointly-controlled subsidiaries is typically provided by Elscint through shareholders loans that are subordinated to the bank loans provided to the subsidiary.

      InSightec's capital resources are obtained primarily from additional investments in equity or in convertible notes by its shareholders and from its revenues from sale of medical systems. Such amounts are used for research and development activities aimed at obtaining FDA approvals for additional treatments and other general corporate expenses such as cost of revenues , marketing and selling and general and administrative expenses.

Liquidity

      Major balance sheet items as a percentage of total assets as at December 31, 2004 and 2003 were as follows:

                                                  DECEMBER 31,
                                              2004            2003
   Current assets....................          16%             10%
   Current liabilities...............          18%             21%
   Long-term Investments and Fixed
   assets............................          82%             88%
   Long-term liabilities.............          54%             51%
   Minority Interest.................          9%              8%
   Shareholders' equity..............          18%             17%

EMI
---

      On July 30, 2004 PC finalized the sale of 12 shopping centers owned and operated by PC in Hungary, to Klepierre. The net cash consideration paid to PC and its subsidiaries, totaled approximately (euro) 94.1 million (approximately $116.5 million) (after the repayment of all outstanding debts).

      We used the proceeds from this sale for the following:

      (1) Tender offer to repurchase of shares in the amount of NIS 159.5 million (approximately $32 million): On December 27, 2004, the Company completed a tender offer to repurchase, at a price of $11.40 per share,

2,800,000 of its Ordinary Shares, representing approximately 11.50% of the Company's issued and outstanding share capital.

      (2) A dividend payment in the amount of NIS 154 million (approximately $37 million): On February 7, 2005, the Company's board of directors declared a dividend in an aggregate amount of $37 million ($1.689 per Ordinary Share). The dividend payment date was set for March 17, 2005 to shareholders of record as of March 2, 2005.

      (3) Investment in convertible notes of Insightec in the amount of NIS 33 million (approximately $7.5 million): On September 28, 2004, InSightec signed an agreement for an internal round of financing totaling $21 million from its existing investors. Such financing was effected by way of convertible notes bearing an annual interest rate of Libor + 3%. The convertible notes may be converted in whole or in part at any time into ordinary shares of InSightec at a conversion rate of $7.3 per share. Following the completion of this latest investment, the Company's shareholdings in InSightec on a fully-diluted basis totals 52.2%.

      (4) Repayment of part of the loans previously obtained by the Company from Israeli banks in the amount of NIS 52 million (approximately $12 million). The repayment of these loans was made during fiscal year 2005.

      (5) The remaining amounts used for continuing investments in the malls that are built and for general corporate expenses.

      On April 21, 2005, PC completed a transaction for the sale of four (4) shopping centers owned and operated by Plaza Centers in Hungary to a subsidiary of the Dawnay Day Group. The aggregate net cash consideration paid to PC and its subsidiaries totaled approximately (euro)16.7 million, or approximately US$21.7 million (after the repayment of all outstanding debts).

      On May 17, 2005, PC completed an acquisition of the 50% not owned by it in the Sadyba commercial and entertainment center in Warsaw, Poland, for a purchase price of approximately US$19.5 million.

      On May 22, 2005, the Company's board of directors approved the Heads of Terms signed on May 20, 2005 by PC with the Klepierre Group of France for the sale by PC of a portfolio that includes four (4) operational malls in Poland and an additional four (4) centers under development in Poland and the Czech Republic. Klepierre also has an option to acquire a third shopping center under development in Poland, subject to the attainment of certain conditions. The Heads of Terms is subject to approval by the respective Boards of the Company and PC and the Supervisory Board of the Klepierre Group, and is subject to the fulfillment of certain conditions.

ELSCINT
-------

  In the year ended December 31, 2004, Elscint drew funds mainly from the following facilities:

      o In December 2003, Elscint's jointly-controlled subsidiary, Riverbank Hotel Holding B.V. ("RBH"), signed a long term credit facility agreement with a bank according to which the bank has made available to RBH a credit facility in the aggregate amount of GBP 67.0 million (in which Elscint's share is GBP 33.5 million in accordance with its 50% share holding). In accordance with the agreement, the facility shall be used initially for the payment of the short-term credit facility previously provided by the bank and the remaining proceeds will finance the cost incurred in connection with construction of the Riverbank Hotel. The loan bears annual interest at the basic rate of the bank plus a margin of 1.4%, provided that the interest rate shall in no event be less than LIBOR plus 2.2% per annum. The loan is repayable over a period of 10 years commencing on the earlier of (i) August 27, 2007 or (ii) the Economic Completion Date (as determined in the agreement), and the remaining balance is repayable as a bullet repayment at the end of the period.

            As part of the agreement, the bank was provided with (i) a security interest in RBH's tangible fixed assets and shares, (ii) a guarantee in favor of the bank provided severally by Elscint Ltd. and companies (in which Elscint's share is GBP 13.1 million) of the Red Sea Group ("RSG") each in the amount 7.1% of the outstanding loan and (iii) a joint construction completion guarantee in favor of the bank was provided by Elscint Ltd. and RSG. In addition, RBH must comply with a number of financial and operational covenants as specified in the loan agreement.

            In the year ended December 31, 2004, RBH drew funds under this facility in the amount of GBP 26.2 million (Elscint's share is GBP
            13.1 million) which was used for the construction of the project. As of December 31, 2004, RBH'S outstanding loan amounted to GBP 61.6 million.

      o In October 2004, Elscint's jointly-controlled subsidiaries, Victoria Hotel C.V ("VHCV") and Utrecht Victoria Hotel B.V ("Utrecht") together with The Mandarin Hotel B.V (a company in the RSG) signed an agreement with a foreign bank for a refinancing loan in the amount of Euro 80.0 million, in which Elscint's jointly-controlled subsidiaries' share is Euro 71.7 million. An amount of Euro 49.3 million served as a repayment of a previous bank loan extended to the jointly-controlled subsidiaries and the remainder was used for repayment of owner loans, which resulted in an increase in our available cash.

            Approximately Euro 4.6 million must be paid during the first 5 years and the remainder must be paid as a bullet repayment at the end of the term (September 30, 2009). The interest rate on this loan was fixed by a swap transaction at the rate of 5.1% per annum.

            As security for the loan the borrowers have provided the bank, amongst others, with a security interest in the borrowers' real estate and moveable assets, a pledge on the borrowers shares, lease agreements, management agreements, income receivables accounts, and insurance rights.

            As part of the agreement, it was determined that all borrowers and guarantors are jointly and severally responsible to the bank for all of the borrowers' obligations under the agreement.

            In addition, the borrowers have took upon themselves to comply with a number of financial and operational covenants as specified in the loan agreement.

      o In November 2003, Elscint sold to a third party its interest (approximately 16%, fully diluted) in Algotech. The proceeds from this sale were approximately $7.8 million (subject to adjustments) out of which an amount of $6.3 million has been received as of December 31, 2003. During the year ended December 31, 2004 and 2005 Elscint has received additional and final proceeds in the amount of $0.7 million and $ 0.4 million, respectively.

      o In April 2004, Elscint Inc. signed an agreement with an unrelated third party for the sale of its building in Rockleigh, New Jersey. Upon the closing of the agreement, in June 2004, Elscint Inc. received total consideration in the amount of $4.75 million.

      The following table sets forth the components of our cash flows for the periods indicated:


                                                                   Year ended December 31,
                                                     2004            2004            2003            2002
                                                 Convenience
                                                 Translation          NIS             NIS             NIS
                                                     US $          Thousands       Thousands       Thousands

Net cash used in operating activities ........      (5,005)         (21,562)         (8,333)         (3,966)

Net cash provided by (used in) investing
activities....................................       29,824          128,481         131,443       (497,736)

Net cash provided by (used in) financing
activities....................................       17,613           75,872       (174,995)         350,100

Net effect on cash due to changes in  currency
exchange rates................................        (123)            (522)           3,959           6,235

Increase (Decrease) in cash and cash
equivalents...................................       42,309          182,269        (47,926)       (145,367)

      Comparison between December 31, 2004 and December 31, 2003
      ----------------------------------------------------------

  Net cash used in operating activities for the year ended December 31, 2004, was NIS 21.6 million ($5 million), as compared to net cash used in operating activities of NIS 8.3 million for the year ended December 31, 2003. This increase in net cash used in operating activities in the amount of NIS 13.3 was due mainly to the following:

  (i) A decrease in the amount of NIS 46 million in PC's Net cash provided by its operating centers activities, mainly due to the exclusion of the activities of 12 shopping centers in Hungary, which were sold to Klepierre at the beginning of the third quarter of 2004.

  (ii) An increase in the Company's cash used in the amount of NIS 5 million deriving from losses from derivative financial transactions carried out by the Company's investments department, as compared to the previous year.

  This was offset by:

  (i) A decrease in the amount of NIS 25.5 million in InSightec's Net cash used for its operating activities as a result of revenues generated from the sales of medical systems, which were recorded for the first time during the first quarter of 2004.

  (ii) An increase in the amount of NIS 9.7 million in Elscint's Net cash generated its hotel and leisure segment, offset in part by an increase in net finance expenses.

  (iii) A decrease in the amount of NIS 6 million in Net cash used for discontinued activities. The negative cash flow for the year ended December 31, 2003, was mainly attributed to realizations of bank guarantees previously provided to a foreign bank in respect of a former customer's liabilities to the foreign bank.

      Cash and cash equivalents increased to NIS 345 million (approximately $80 million) at December 31, 2004 from NIS 163 million at December 31, 2003 an increase of NIS 182 million.

      This increase was primarily due to the following:

      (1) proceeds of NIS 471 million from realization of investments and fixed assets mainly from the sale of 12 malls to Klepierre in the third quarter.

      (2) proceeds of NIS 74 million from the issuance of convertible debentures and shares by Insightec.

      (3) Receipt of net additional NIS 142 million from banks for the construction of the malls and the hotels.

      (4) change of NIS 58 million in short term deposits and marketable securities mainly from reclassification of cash and cash equivalents to short term deposits.

      Less:

      (1) Use of NIS 138.5 million for self-purchase of the Company's shares on December 2004.

      (2) Use of NIS 408 million for purchase of fixed assets due to the ongoing investments in the commercial and entertainment malls and the construction of the hotels.

      (3) Use of NIS 19.5 million for InSightec's research and development activities.

      Hotels, commercial centers and other fixed assets decreased to NIS 3.5 billion (approximately $0.8 billion) at December 31, 2004 from NIS 4.6 billion at December 31, 2003, a decrease of NIS 1.1 billion. This decrease was primarily due to a decrease in the amount of NIS 1.5 billion deriving from the sale of the 12 malls to Klepierre and was offset by the continuing investments in the commercial centers and in Elscint's hotels under construction in Europe.

      Short-term credits and long term debt decreased to NIS 2,954 million (approximately $685 million) at December 31, 2004 from NIS 3,758 million at December 31, 2003. The decrease in borrowings resulted primarily from (i) repayment of loans (mainly of long term loans in the amount of NIS 1,091 million which used to finance the 12 malls that were sold to Klepierre), and (ii) repayment of certain short term loans out of deposits that secured the repayment of such short term loans, offset by (iii) loans obtained for the financing of new malls and hotels.

      We anticipate, based on management's internal forecasts and assumptions relating to our operations, that our existing cash and funds generated from operations, together with the proceeds from the sale of assets and together with our existing financing agreements, will be sufficient to meet our working capital and capital expenditure requirements for the completion of those projects whose construction has already commenced.

      In the event that our plans change, our assumptions change or prove to be inaccurate, business conditions change, or if other capital resources and projected cash flow otherwise prove to be insufficient to fund our operations (due to unanticipated expenses or other unforeseen events), we may be required to reduce our operating expenses or use more of our cash reserves to fund operating expenses. In addition, we may need to seek additional financing sooner than currently anticipated. We have no current arrangements with respect to sources of additional financing and there can be no assurance that we will be able to obtain additional financing on terms acceptable to us, if at all.


Elbit Medical Imaging Ltd.

Board of Directors (as of June 2003)                          Registered Offices

Mordechay Zisser (1)                                          13 Mozes Street
Executive Chairman of the Board of Directors                  Tel Aviv, Israel
Shimon Yitzhaki (1) (2)                                       Tel: (011-972-3) 608-6001, Fax: (011-972-3) 695-3080
President and Director
Rachel Lavine (2)
Director                                                       Major Subsidiary
Yehoshua (Shuki) Forer (3)
Director                                                       Elscint Limited
David Rubner (2)(3)                                            13 Mozes Street
Director                                                       Tel Aviv, Israel
Zvi Tropp (3)                                                  Tel: (011-972-3) 608-6001, Fax: (011-972-3) 695-3080
External Director
Yosef Apter (3)
External Director

(1)  Member of the Donation Committee
(2)  Member of the Balance-Sheet Committee
(3)  Member of the Audit Committee


Corporate Officers                                            Investor Contact

Shimon Yitzhaki, President and Chief Financial Officer        Anne McBride Company, Inc.
Marc Lavine, Corporate Secretary and General Counsel          630 Third Avenue
                                                              New York,  NY 10017
                                                              Tel: (212) 983-1702, Fax: (212) 983-1736
                                                              Attention: Ms. Rachel Levin

Auditors                                                      Transfer Agent and Registrar

Brightman Almagor & Co.                                       American Stock Transfer and Trust Co.
Member of Deloitte Touche Tohmatsu  International,            59 Maiden Lane
Certified  Public Accountants                                 New York, NY 10038
                                                              Tel: (718) 921-8275, Fax: (718) 921-8331

                           ELBIT MEDICAL IMAGING LTD.
                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004
 ------------------------------------------------------------------------------




                                    Contents

                                                                     Page
                                                                     ----

Report of independent registered public accounting firm            F-2 - F-3

Consolidated Financial Statements:

   Balance sheets                                                  F-4 - F-5

   Statements of operations                                           F-6

   Statements of changes in shareholders' equity                   F-7 - F-8

   Statements of cash flows                                       F-9 - F-11

   Notes to the consolidated financial statements                F-12 - F-118

  Appendix                                                           F-119




                                      F -1-

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

ELBIT MEDICAL IMAGING LTD.

We have audited the accompanying consolidated balance sheets of Elbit Medical Imaging Ltd. and its subsidiaries ("the Company"), as of December 31, 2004 and 2003, and the related consolidated statements of operations, statements of changes in shareholders' equity, and the consolidated statements of cash flows, for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation constitute 37% and 48% of the total consolidated assets, as of December 31, 2004 and 2003, respectively, and whose revenues included in consolidation constitute 44%, 50% and 46% of total continuing and discontinuing consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively. We also did not audit the financial statements of affiliates accounted for by use of the equity method. The Company's equity of NIS 33 million and NIS 24 million in those affiliates' net assets as of December 31, 2004 and 2003, respectively, and of NIS 4 million, NIS 7 million and NIS 7 million in those affiliates' net loss for each of the three years ended December 31, 2004, respectively, are included in the accompanying financial statements. The financial statements of those companies prepared in accordance with International Financial Reporting Standards or in accordance with accounting principles generally accepted in the United States of America or in accordance with accounting principles generally accepted in Israel, as applicable, were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts included for those companies, on such basis of accounting, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements (including the Company's conversion of amounts in the financial statements of subsidiaries and affiliates, prepared in accordance with International Financial Reporting Standards or accounting principles generally accepted in the United States of America or accounting principles generally accepted in Israel to amounts in accordance with generally accepted accounting principles in Israel and in the United States of America). An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elbit Medical Imaging Ltd. and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of operations and cash flows, for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

As described in Note 2, the financial statements as of December 31, 2004 and for the year then ended are presented in reported amounts, in accordance with accounting standards of the Israeli Accounting Standards Board. The financial statements for the years through December 31, 2003 are presented in values adjusted until that date, based on the changes in the general purchasing power of the Israeli currency, in conformity with pronouncements of the Institute of Certified Public Accountants in Israel.

As described in Note 17B, claims have been filed against Group companies. For some of those claims petitions have been filed for certification as class actions.

                                      F -2-

Our audits also comprehended the translation of New Israeli Shekel amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2A(1). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.





Brightman Almagor & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu



Tel-Aviv (Israel), March 31, 2005











                                      F -3-


                                        ELBIT MEDICAL IMAGING LTD.
                                       CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------------------------------------------

                                                                                December 31
                                                       -----------------------------------------------------------
                                                                        2004              2003             2004
                                                                      --------          --------        ----------
                                                                      Reported          Adjusted         Reported
                                                                     ----------        ----------      -----------
                                                                                                       Convenience
                                                                                                       translation
                                                                                                       -----------
                                                         Note              (in thousand NIS)             US$'000
                                                       --------            -----------------           -----------

Current Assets
Cash and cash equivalents                                (3)           345,745           163,476            80,256
Short-term deposits and investments                      (4)           278,021           291,031            64,536
Trade accounts receivable                                (5)            39,102            42,437             9,077
Receivables and other debit balances                     (6)            66,140            75,835            15,353
Inventories                                              (7)             7,331             4,688             1,702
                                                                    ----------        ----------        ----------
                                                                       736,339           577,467           170,924
                                                                    ----------        ----------        ----------

Long-Term Investments and Receivables
Long-term deposits, debentures, loans
  and long-term receivables                              (8)           113,785           110,846            26,412
Investments in investees and other
 companies                                               (9)            71,608           107,561            16,622
                                                                    ----------        ----------        ----------
                                                                       185,393           218,407            43,034
                                                                    ----------        ----------        ----------


Fixed Assets                                            (10)         3,527,988         4,629,675           818,938
                                                                    ----------        ----------        ----------

Other Assets and Deferred Expenses                      (11)            55,859            85,798            12,966
                                                                    ----------        ----------        ----------

Assets Related to Discontinuing Operation               (22)            14,700            16,228             3,412
                                                                    ----------        ----------        ----------

                                                                     4,520,279         5,527,575         1,049,274
                                                                    ==========        ==========        ==========

    The accompanying notes to the financial statements constitute an integral part thereof.


                                      F -4-


                                        ELBIT MEDICAL IMAGING LTD.
                                       CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------------------------

                                                                            December 31
                                                                   -------------------------------------------------
                                                                        2004              2003              2004
                                                                      --------          --------          --------
                                                                      Reported          Adjusted           Reported
                                                                      --------          --------          ---------
                                                                                                         Convenience
                                                                                                         translation
                                                     Note                 (in thousand NIS)                US$'000
                                                   --------        ------------------------------         ----------

Current Liabilities
Short-term credits                                     (12)            536,937            917,809            124,637
Suppliers and service providers                                         74,358             88,580             17,260
Payables and other credit balances                     (13)            183,446            172,026             42,582
                                                                    ----------         ----------         ----------
                                                                       794,741          1,178,415            184,479
                                                                    ----------         ----------         ----------

Long-Term Liabilities                                  (14)          2,418,897          2,841,106            561,489
                                                                    ----------         ----------         ----------

Liabilities Related to Discontinuing
 Operation                                             (22)             71,986             82,802             16,710
                                                                    ----------         ----------         ----------

Minority Interest                                                      430,687            471,606             99,974
                                                                    ----------         ----------         ----------

Commitments, Contingencies, Liens and
 Collaterals                                           (17)

Shareholders' Equity                                   (18)            803,968            953,646            186,622
                                                                    ----------         ----------         ----------

                                                                     4,520,279          5,527,575          1,049,274
                                                                    ==========         ==========         ==========

                                                 -----------------------      -----------------------
                                                     Mordechai Zisser             Shimon Itzchaky
                                                        Chairman of               CEO and member of
                                                  the Board of Directors       the Board of Directors


Approved by the Board of Directors on March 31, 2005.


                                      F -5-


                                        ELBIT MEDICAL IMAGING LTD.
                                       CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------------------------------------------

                                                                      Year ended December 31
                                                        -----------------------------------------------------------
                                                          2004             2003           2002              2004
                                                        --------          ------         ------         -----------
                                                        Reported                Adjusted                  Reported
                                                        --------          ---------------------         -----------
                                                                                                        Convenience
                                                                                                        translation
                                                                                                        -----------
                                             Note                   (in thousand NIS)                     US$'000
                                             ----      ---------------------------------------          -----------
                                                          (Except for earnings-per-share data)
                                                       ---------------------------------------

Revenues
Commercial center operations                            311,893          347,056         279,776           72,398
Hotels operations and management             (19a)      218,365          189,205         206,679           50,688
Sale of medical systems                                  44,049             --              --             10,225
Lease of assets                                          13,238           13,495            --              3,073
Long-term project                                          --               --             1,509             --
                                                       --------         --------        --------         --------
                                                        587,545          549,756         487,964          136,384
                                                       --------         --------        --------         --------

Costs of revenues
Commercial center operations                 (19b)      199,780          192,916         150,005           46,374
Hotels operations and management             (19c)      201,094          177,690         193,686           46,679
Sale of medical systems                      (19d)        9,834             --              --              2,283
Lease of assets                              (19e)        3,175            3,510            --                737
Long-term project                                          --               --             1,392             --
                                                       --------         --------        --------         --------
                                                        413,883          374,116         345,083           96,073
                                                       --------         --------        --------         --------

Gross profit                                            173,662          175,640         142,881           40,311

Project initiation expenses                               2,371            8,839          16,630              550
Research and development expenses,
  net                                        (19f)       38,158           43,719          28,454            8,857
Marketing and selling expenses               (19g)       43,075           30,969          28,052            9,999
General and administrative expenses          (19h)       92,536           87,035          88,020           21,480
                                                       --------         --------        --------         --------
                                                        176,140          170,562         161,156           40,886
                                                       --------         --------        --------         --------

Operating profit (loss) before
  financial expenses, net                                (2,478)           5,078         (18,275)            (575)
Financial expenses, net                      (19i)      (53,569)        (211,821)         (5,440)         (12,435)
                                                       --------         --------        --------         --------

Operating loss after financial
  expenses, net                                         (56,047)        (206,743)        (23,715)         (13,010)
Other income, net                            (19j)       96,908           34,652           9,504           22,495
                                                       --------         --------        --------         --------

Profit (loss) before income taxes                        40,861         (172,091)        (14,211)           9,485
Income taxes (tax benefits)                  (16)        15,804         (20,217)          21,711            3,669
                                                       --------         --------        --------         --------

Profit (loss) after income taxes                         25,057         (151,874)        (35,922)           5,816
Share in results of associated
  companies, net                                        (15,968)         (20,951)         (2,906)          (3,707)

Minority interest in results of
  subsidiaries, net                                      27,448           48,671          24,490            6,372
                                                       --------         --------        --------         --------

Profit (loss) from continuing
  operation                                              36,537         (124,154)        (14,338)           8,481
Profit from discontinuing operation,
  net                                        (22)         6,810          12,073           54,752            1,581
                                                       --------         --------        --------         --------

Net income (loss)                                        43,347         (112,081)         40,414           10,062
                                                       ========         ========        ========         ========
Earnings (loss) per share - (in NIS)         (19k)
Basic earnings (loss) per share:
  From continuing operation                                1.59           (5.56)           (0.64)            0.37
  From discontinuing operation                             0.30            0.54             2.45             0.07
                                                       --------        --------         --------         --------
  Basic earnings (loss) per share                          1.89           (5.02)            1.81             0.44
                                                       ========        ========         ========         ========

Diluted earnings (loss) per share                          1.84           (5.02)            1.77             0.43
                                                       ========        ========         ========         ========


                                      F -6-


                                              ELBIT MEDICAL IMAGING LTD.
                                     STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Dividend
                                                  Cumulative                                      Loans to    declared
                                                   foreign                                       employees    after
                                                   currency                                      to acquire   balance
                            Share    Capital     translation  Retained     Gross     Treasury     Company      sheet
                           capital   reserves    adjustments  earnings     Amount      stock      Shares      date (**)    Total
                           -------   --------    -----------  --------     ------      -----      ------      ---------    -----
                                                              (In thousand NIS)
                           -----------------------------------------------------------------------------------------------------

Balance -
  January 1, 2002
  (adjusted amounts)        33,026    466,103      31,706      441,051     971,886    (40,291)    (14,831)                916,764

Net profit for the
  year                                                          40,414      40,414                                         40,414

Differences from
  translation of
  autonomous foreign
  entities'
  financial statements (*)                        104,042                  104,042                                        104,042
Options exercise                 2         50                                   52                                             52

Erosion of employee loans                (387)                     263        (124)                   388                     264
                           -------    -------     -------     --------   ---------    -------      ------    --------   ---------
Balance -
  December 31, 2002
  (adjusted amounts)        33,028    465,766     135,748      481,728   1,116,270    (40,291)    (14,443)              1,061,536

Loss for the year                                             (112,081)   (112,081)                                      (112,081)
Differences from
  translation of
  autonomous foreign
  entities' financial
  statements (*)                                    4,191                    4,191                                          4,191

Erosion of employee loans               1,073                                1,073                 (1,073)                     --
                           -------    -------     -------     --------   ---------    -------      ------    --------   ---------

Balance -
  December 31, 2003
  (adjusted amounts)        33,028    466,839     139,939      369,647   1,009,453    (40,291)    (15,516)                953,646

Net profit for the year                                         43,347      43,347                                         43,347
Allotment of shares
  (Note 18b(ii))               623     18,283                               18,906                                         18,906
Differences from
  translation of
  autonomous foreign
  entities'
  financial statements (*)                        (89,321)                 (89,321)                                       (89,321)
Self-purchase of Company's
  shares (Note 18b(iv))                                                              (138,519)                           (138,519)
Sale of treasury stock
  (Note 18b(iii))                      (2,725)                              (2,725)    16,427                              13,702
Employee shares premium
  (including erosion of
  employee shares)                      1,821                                1,821                    386                   2,207
Declared dividend
  (March 2005) (**)                                           (159,503)   (159,503)                           159,503
                           -------    -------     -------     --------   ---------    -------     -------    --------   ---------
Balance -
  December 31, 2004
  (reported amounts)        33,651    484,218      50,618      253,491     821,978   (162,383)    (15,130)    159,503     803,968
                           =======  =========   =========    =========   =========  =========    ========    ========   =========

(*) as to realization of capital reserves from foreign currency translation adjustments - see Note 19j. below.

(**)  as to dividend declared on February 7, 2005 - see Note 18d. below


                                      F -7-


                                              ELBIT MEDICAL IMAGING LTD.
                                     STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Dividend
                                                  Cumulative                                   Loans to    declared
                                                   foreign                                    employees     after
                                                   currency                                   to acquire   balance
                            Share    Capital     translation   Retained   Gross     Treasury   Company      sheet
                           capital   reserves    adjustments   earnings   Amount      stock    Shares      date (**)   Total
                           -------   --------    -----------   --------   ------    --------  ----------   ---------   -----
                                                            Convenience translation into US$'000
                           ---------------------------------------------------------------------------------------------------


Balance -
  December 31, 2003
  (adjusted amounts)         7,667     108,365      32,483      85,805    234,320     (9,352)   (3,602)               221,366

Net profit for the year                                         10,062     10,062                                      10,062
Allotment of shares
  (Note 18b(ii))               145       4,244                              4,389                                       4,389
Differences from
  translation of autonomous
  foreign entities'
  financial statements (*)                         (20,734)               (20,734)                                    (20,734)
Self-purchase of Company's
  shares (Note 18b(iv))                                                              (32,154)                         (32,154)
Sale of treasury stock
  (Note 18b(iii))                         (633)                              (633)     3,813                            3,180
Employee shares premium
  (including erosion of
  employee shares)                         423                                423                   90                    513
Declared dividend (March
  2005) (**)                                                   (37,025)   (37,025)                          37,025         --
                             -----    --------    --------    --------   --------   --------   -------     -------    -------
Balance -
 December 31, 2004
  (reported amounts)         7,812     112,399      11,749      58,842    190,802    (37,693)   (3,512)     37,025    186,622
                             =====    ========    ========    ========   ========   ========   =======     ========   =======

(*) as to realization of capital reserves from foreign currency translation adjustments - see Note 19j. below.
(**)  as to dividend declared on February 7, 2005 - see Note 18d. below


                                      F -8-


                                           ELBIT MEDICAL IMAGING LTD.
                                      CONSOLIDATED STATEMENT OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------

                                                                              Year ended December 31
                                                         ---------------------------------------------------------------
                                                           2004              2003              2002              2004
                                                         --------            -----            -----          -----------
                                                         Reported                 Adjusted                     Reported
                                                         --------            ----------------------          -----------
                                                                                                             Convenience
                                                                                                             translation
                                                                                                             -----------
                                                                         (in thousand NIS)                     US$'000
                                                        ---------------------------------------------        -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss) for the year                            43,347          (112,081)           40,414            10,062
Adjustments required to present cash
  and cash equivalents from continuing
  operating activities (Appendix A)                      (64,553)          109,794           (59,230)          (14,984)
                                                        --------          --------          --------          --------
Net cash used in continuing operating
  activities                                             (21,206)           (2,287)          (18,816)           (4,922)
Net cash provided by (used in)
  discontinuing operating activities                        (356)           (6,046)           14,850               (83)
                                                        --------          --------          --------          --------
Net cash used in operating activities                    (21,562)           (8,333)           (3,966)           (5,005)
                                                        --------          --------          --------          --------
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in initially-consolidated
  subsidiaries (Appendix C)                              (35,546)          (18,070)         (228,354)           (8,251)
Purchase of fixed assets and other assets               (373,454)         (540,299)         (367,384)          (86,688)
Proceeds from realization of fixed assets,
  investments and loans                                   59,310            14,444            19,545            13,767
Proceeds from realization of investments
  in subsidiaries (Appendix D)                           412,005              --                --              95,637
Investments (including by loans)
  in investee and other companies                         (3,090)          (30,027)          (13,126)             (717)
Proceeds from realization of long
  term deposits                                            8,965           252,124            15,619             2,081
Short-term deposits and marketable
  securities, net                                         58,147           358,551            78,323            13,497
                                                        --------          --------          --------          --------
Net cash provided by (used in) continuing
  investing activities                                   126,337            36,723          (495,377)           29,326
Net cash provided by (used in)
  discontinuing investing activities                       2,144            94,720            (2,359)              498
                                                        --------          --------          --------          --------
Net cash provided by (used in)
  investing activities                                   128,481           131,443          (497,736)           29,824
                                                        --------          --------          --------          --------

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends to minority shareholders
  in a subsidiary                                           --                --             (33,143)             --
Issuance of shares, by a subsidiary,
  to its minority shareholders                            13,492            12,469               597             3,132
Self-purchase of Company's shares                       (138,519)             --                --             (32,154)
Issuance of convertible debentures
  by a subsidiary to its minority
  shareholders                                            60,234              --                --              13,982
Receipt of long-term loans                               722,089           521,506           683,061           167,616
Repayment of long-term loans                            (503,706)         (523,715)         (485,191)         (116,923)
Short-term credit, net                                   (77,718)         (185,255)          184,776           (18,040)
                                                        --------          --------          --------          --------
Net cash provided by (used in)
  financing activities                                    75,872          (174,995)          350,100            17,613
                                                        --------          --------          --------          --------
Net effect on cash due to currency
  exchange rates changes                                    (522)            3,959             6,235              (123)
                                                        --------          --------          --------          --------
Increase (decrease) in cash and
  cash equivalents                                       182,269           (47,926)         (145,367)           42,309

Cash and cash equivalents at the
  beginning of the year                                  163,476           211,402           356,769            37,947
                                                        --------          --------          --------          --------
Cash and cash equivalents at the end
  of the year                                            345,745           163,476           211,402            80,256
                                                        ========          ========          ========          ========


                                      F -9-


                                            ELBIT MEDICAL IMAGING LTD.
                                    CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)
--------------------------------------------------------------------------------------------------------------------

                                                                            Year ended December 31
                                                         -----------------------------------------------------------
                                                            2004            2003            2002          2004
                                                         ---------         -----           ------     -----------
                                                          Reported               Adjusted               Reported
                                                         ---------         ----------------------     -----------
                                                                                                       Convenience
                                                                                                       translation
                                                                                                       -----------
                                                                         (in thousand NIS)               US$'000
                                                        -----------------------------------------      -----------
Appendix A -
Adjustments required to present cash and
 cash equivalents from continuing operating
 activities

Income and expenses not involving cash flows:
Discontinuing operation                                     (6,810)       (12,073)       (54,752)        (1,581)
Depreciation and amortization (including
 impairment of investments and assets)                     191,752        175,346        163,011         44,511
Share in losses of associated companies                     15,968         20,951          2,906          3,707
Minority interest in results of subsidiaries               (27,448)       (48,671)       (24,490)        (6,372)
Loss from realization of assets and liabilities             12,201          7,808            507          2,832
Exchange-rate differences on loans and deposits,
 net                                                      (104,679)        62,646       (100,711)       (24,299)
Profit from realization of investments                    (148,334)       (45,129)       (25,007)       (34,432)
Profit from realization of monetary balances
 of a capital-nature in investee companies                 (12,378)       (32,253)       (30,760)        (2,873)
Deferred taxes                                              12,516        (29,580)         6,299          2,905
Others                                                        (274)        (1,886)           464            (64)

Changes in assets and liabilities:
Trade accounts receivables                                  (6,023)        12,774         (8,789)        (1,398)
Receivables and other debit balances                        15,102         (9,694)       (14,841)         3,506
Long-term receivables                                       (5,354)        (5,113)         3,033         (1,243)
Inventories                                                 (2,646)        (1,069)           890           (614)
Suppliers and service providers                             (1,997)         5,416          9,926           (464)
Payables and other credit balances                           3,851         10,321         13,084            895
                                                          --------       --------       --------       --------
                                                           (64,553)       109,794        (59,230)       (14,984)
                                                          ========       ========       ========       ========

Appendix B -
Non-cash transactions

Acquisition of investments, fixed assets and
 other assets by credit and/or in consideration
 of share issuance                                          18,570         36,064         35,540          4,311
                                                          ========       ========       ========       ========



                                      F -10-


                                            ELBIT MEDICAL IMAGING LTD.
                                    CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)
-------------------------------------------------------------------------------------------------------------------

                                                                            Year ended December 31
                                                         ----------------------------------------------------------
                                                            2004            2003            2002          2004
                                                         ---------         -----           ------     -----------
                                                          Reported               Adjusted               Reported
                                                         ---------         ----------------------     -----------
                                                                                                       Convenience
                                                                                                       translation
                                                                                                       -----------
                                                                         (in thousand NIS)               US$'000
                                                        -----------------------------------------      -----------
Appendix C -
Initially consolidated subsidiaries
Deficit in working capital
 (excluding cash), net                                          28          3,535          11,791                6
Long-term receivables, investments
 and deposits                                                   --             --          (8,359)              --
Fixed assets and other assets                              (35,706)       (32,955)       (504,886)          (8,288)
Long-term liabilities                                          132         11,350         273,100               31
                                                        ----------     ----------      ----------       ----------
                                                           (35,546)       (18,070)       (228,354)          (8,251)
                                                        ==========     ==========      ==========       ==========

Appendix D -
Proceeds from realization of
 investments in subsidiaries

Working capital (excluding cash),
 net                                                         1,347                                             313
Fixed assets and other assets                            1,585,181                                         367,962
Long term loans                                         (1,091,661)                                       (253,403)
Other long term receivables                                (61,452)                                        (14,265)
Profit from realization of
 subsidiaries                                              131,919                                          30,622
Realization of capital reserves from
 foreign currency translation
 adjustments                                              (153,329)                                        (35,592)
                                                        ----------                                      ----------
                                                           412,005                                          95,637
                                                        ==========                                      ==========



                                      F -11-

                          ELBIT MEDICAL IMAGING LTD.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 1 -    GENERAL

A. The Company engages, directly and through its investee companies, in Israel and abroad, mainly in the following areas:

      - Initiation, construction, management and operation of commercial and entertainment centers, through Plaza Centers, in Central and Eastern Europe.

      - Ownership, management and operation of an entertainment and commercial center at the Herzliya Marina, in Israel ("Arena").

      - Hotels ownership primarily in major European cities, as well as management and operation of same, mainly through the Park Plaza chain,

      -     Lease of real estate property.

      - Investments in research and development, production and marketing of image guided focused ultrasound treatment equipment, through Insightec - Image Guided Treatment Ltd. ("Insightec").

      -     Venture-capital investments.

      Through December 31, 2002 the Company had also been engaged, through Elscint Ltd., in manufacturing of assemblies and subassemblies, mainly for medical imaging equipment. As to discontinuance of operation of this segment and sale thereof to a third party at the end of 2002 - see Note 22a below.

B. The Company's shares are registered for trade on the Tel Aviv Stock Exchange and over the counter in the United States on NASDAQ.

C.   Definitions:

     The Company -                Elbit Medical Imaging Ltd. ("EMI").

     Subsidiaries
     (consolidated companies) -   companies which over 50% of voting rights
                                  thereof or of rights to appoint directors therein are vested with the Company (other than circumstances in which such control is deemed temporary).

     Proportionately consolidated
     companies -                  companies and joint ventures (including
                                  partnerships) which the Company holds,
                                  together with other entities, among which there exists a contractual agreement for joint control, and the decision making in areas vital to the joint venture is to be made jointly and with the consent of all interest-holders, and which financial statements are (directly or indirectly) consolidated with those of the Company by the proportionate consolidation method.

     Associated companies -       companies in which the Company's (direct or
                                  indirect) rights entitle it to exercise
                                  significant influence on their financial and operational policies, which have been included on the basis of the equity method in accordance with the principles established by Opinion No. 68 of Institute of the Certified
                                  Public Accountants in Israel ("ICPAI") and those which are not fully or proportionately consolidated.

     Investee companies -         consolidated companies, proportionately
                                  consolidated companies and associated
                                  companies. For a list of principal investee companies - see Appendix to these financial statements.

     Acquisition and/or holding
     and/or ownership
     and/or control -             whether directly or indirectly, through
                                  Israeli or foreign subsidiaries.

                                      F -12-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 1 -    GENERAL  (CONT.)

C.    Definitions (Cont.):

     Venture-capital
      investments -               corporations, which - at the time of the
                                  Company's investment therein - are engaged mainly in research and development of novel, knowledge-intensive, products or processes, the investment in which entails greater risk than generally acceptable in business investments, and those which at least 90% of their finance resources originates either in owners' capital (including owners' guarantees), support of governmental institutions or research grants.

     Group -                      the Company and its investee companies.

     Parent company -             Europe Israel (M.M.S.) Ltd. ("EIL").

     Europe Israel Group -        Europe Israel (M.M.S.) Ltd. and its investee
                                  companies.

     Control Centers  -           Control Centers Ltd. - the controlling
                                  shareholder of Europe Israel (M.M.S.) Ltd.

     Control Centers Group -      Control Centers and its investee companies.

     Related parties -            as defined in terms of Opinion No. 29 of the
                                  ICPAI.

NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES

A.   Financial statements in reported amounts

     (1)  General

          Through December 31, 2003, the Company's financial statements were prepared in adjusted values (in NIS of constant purchase power), on the basis of changes in the consumer price index ("Inflation" and "CPI"), in accordance with Opinions No. 36 and 50 of the ICPAI ("Opinion 36" and "Opinion 50"). On January 1, 2004, Accounting Standard No. 12 of the Israel Accounting Standards Board ("IASB") came into force and effect ("Standard 12"). In accordance with the provisions of Standard 12, adjustment of financial statements to the inflation shall cease commencing January 1, 2004, with adjusted amounts of non-monetary items which were included in the balance sheet as of December 31, 2003, used as basis for the nominal financial reporting as and from January 1, 2004. Amounts presented in the financial statements for periods commencing January 1, 2004 were, therefore, included in values to be hereinafter referred to as - "Reported amounts".

          The Company maintains its accounting records on a current basis in nominal NIS. Nominal amounts were adjusted to their respective reported amounts herein, based on the principles detailed in section 2 below, in accordance with the provisions of Standard 12. Therefore, commencing January 1, 2004, the financial statements are presented on the basis of the historical (original) values convention, in reported amounts.

          Comparative figures included herein were adjusted to the NIS of December 2003.

          The term "cost" in the financial statements indicates cost in reported amounts (or adjusted, as the case may be), unless otherwise stated.


                                      F -13-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

A.    Financial statements in reported amounts (Cont.)

     (1)  General (cont.)

          The financial statements as of December 31, 2004 and for the year then ended have been translated into U.S. dollar using the representative exchange rate as of that date (U.S.$ 1.0 = NIS 4.308). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars but rather translating of reported amounts into U.S. dollars, unless otherwise indicated.

     (2 Principles of adjustment of nominal value amounts to their respective reported amount

          Balance sheet

          The balance-sheet items have been included in the following manner:

          Non-monetary items (mainly fixed assets and other assets, depreciation thereof, and share capital) have been adjusted according to the changes in the CPI from their respective acquisition or formation date, as the case may be, through December 2003 and from such date (or the acquisition or formation date, whichever be the later) through the balance-sheet date - with no further adjustment (in nominal values).

          Monetary items (representing amounts receivable or payable at par value or which are presented in realizable values) are included in their nominal values.

          The value of investments in investee companies and minority interest in subsidiaries have been determined on the basis of the financial statements of those companies, in reported values (through 2003 - in adjusted values). As to foreign autonomous investee companies - see section (3) below.

          Reported values (or adjusted, as the case may be), of non-monetary assets do not necessarily represent realizable or actual economic value, but rather the original values calculated in accordance with the above stated principles.

          Statement of operations

          Statement of operations' items have been included in the following manner:

          Revenues and expenses, including financial expenses and excluding those generated from non-monetary items, have been recorded in their nominal values (such revenues and expenses with the exclusion of financial expenses were adjusted - during all periods through December 31, 2003 - to the changes in the CPI from the date of each transaction through the balance-sheet date; the financing item reflected financial expenses net of financial income in real terms (e.g. interest on deposits and credits), results of marketable securities, activities and inflationary erosion of monetary items deriving from transactions included in the statements of operations).

          Income and expenses stemming from non-monetary items (mainly depreciation, amortization and changes in inventories) have been recorded on the basis of principles used for the inclusion in the balance sheet, of the items to which they relate.

          The Company's share as well as minority interest in the results of investee companies were determined on the basis of the financial statements thereof in reported amounts (in adjusted values - though December 2003). As to foreign autonomous investee companies - see section (3)(i), below.


                                      F -14-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------


NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

A.    Financial statements in reported amounts (Cont.)

     (3)  Foreign Investee Companies

          (i) Investee companies that operate outside the borders of the state of residence of their holding entity, and which constitute autonomous entities, prepared their financial statements through December 31, 2003 in accordance with the principles established in Opinion 36 (including accompanying interpretations no. 8 and 9) in the currency of their country of residence adjusted to changes in the CPI of such country. Such financial statements were translated into the holdings entity's reporting currency using the exchange rate prevailing as at the balance sheet date ("translation" and "closing rate"). Differences between (i) adjusted amount of the holding entity's investment in the investee companies (including monetary balances of a capital-nature), based on changes in the CPI of the country of residence of such holding entity; and (ii) the holding entity's share in the adjusted shareholders' equity of these investee companies as aforestated, as translated into the reporting currency of the holding entity as per closing rates, are charged to the "Capital reserve from foreign currency translation adjustments of autonomous foreign entities' financial statements" within shareholders equity. Exchange differences relating to foreign currency loans used to finance investments in autonomous foreign entities in same currency, were also charged to said capital reserve. Income taxes relating to such differences have also been included in that item of shareholders' equity.

               Upon the realization of an autonomous foreign entity, in whole or in part (including realization as a result of a decline in holding percentage arising from the issuance of shares to a third party or through the repayment of monetary balances of a capital-nature), such foreign currency translation adjustments relating to the realized investment are charged to the statement of operations as other income (expense).

               As to the realization of capital reserves from foreign currency translation adjustments due to a decline in the fair value of investments through December 31, 2002 - see G below.

               As from January 1 2004, financial statements of autonomous foreign entities were prepared based on principles detailed in section (2) above. On January 1, 2004, accounting standard No. 13 of the IASB came into force and effect, regarding the effect of the changes in foreign currency exchange rates, which provides for translation of foreign currency transactions and foreign operations' financial statements for the inclusion thereof in the financial statements of the reporting entity ("Standard 13"). The principal provisions of Standard 13 that differ from accounting principles used through December 31, 2003 and are relevant to the group companies' autonomous foreign entities, are:

               o Translation of revenues and expenses as well as cash flows, of foreign operations constituting "autonomous foreign entities" based on exchange rate as at the date of transaction or cash flow, as the case may be, or for sake of practicality - using average exchange rate for the period, in contradiction to principles used prior to December 31, 2003 which provided for translation of all items of the "autonomous foreign entities" financial statements based on closing rates. Exchange rate differences that result from the difference between translation method of revenues and expenses (average) to that of the shareholders' equity (closing rate) are charged to the "Capital reserve from foreign currency translation adjustments of autonomous foreign entities' financial statements" within shareholders' equity.

               o Goodwill generated upon acquisition of an "autonomous foreign entity" shall be regarded as an asset of such autonomous foreign entity and be translated based on closing rates, in contradictions to principles used prior to December 31, 2003 whereby said goodwill was considered an independent non-monetary item, of the holding entity.


                                      F -15-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------


NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

A.   Financial statements in reported amounts (Cont.)

     (3)  Foreign Investee Companies (cont.)

          (i)     (Cont.)

               o Classification of foreign operations as "autonomous foreign entity" or as an "integral foreign operation of the Company" based on indicators stipulated in the standard, while exercising management discretion, in contradiction to principles used prior to December 31, 2003 which provided for the fulfillment of certain cumulative tests in order to define foreign operations as "autonomous foreign entity" with no management discretion.

               o Adjustment of financial statements of "autonomous foreign entities" prior to translation thereof to the reporting currency of the reporting entity, which, as per the principles in effect prior to December 31, 2003 was possible in any case, shall only be carried out when the "autonomous foreign entity" operates in a hyper-inflationary environment. In such instances, translation of the entire financial statements shall be carried out based on closing rates.

          (ii) The entering into effect of Standards 12 and 13 have actually terminated henceforth, the provisions of Opinion 36 (which determined the CPI of the country of residence to be the measurement basis of the adjusted financial statements) and Interpretations 8 and 9 thereon (pertaining to the principles governing the determination of the measurement basis and translation rules of autonomous foreign entities).

               Upon the termination of Opinion 36 (including said Interpretations 8 and 9) on January 1, 2004, and with no specific standardization existing in Israel as to the "functional currency" of autonomous foreign entities, group companies constituting autonomous foreign entities, adopted the principles set forth by international standardization (International Accounting Standard No. 21 (as revised) (IAS- 21) and SIC19). Accordingly, the functional currency is that of the primary economic environment in which the investee company operates (normally being the currency in which it primarily generates and expends cash) and that, which as per management discretion, exercised based on qualitative criteria stipulated in the standard, reflects the economic substance of the underlying events and circumstances relevant to such investee company, a currency which has been used to a significant extent in its operations or alternatively which has a significant impact thereon {mainly the economic currency (regulation and competitive forces) which serve as basis for determination of: (i) selling and settlement prices with customers; (ii) transactions prices for land acquisition and construction services or settlement with suppliers and subcontractors; (iii) currency policy of the investee company (including currency in which receipts from operating activities is retained); (iv) its financing activities, etc.}


                                      F -16-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------


NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

A.   Financial statements in reported amounts (Cont.)

     (3). Foreign Investee Companies (cont.)

          (iii) On May 1, 2004, several countries, among them Hungary, Poland and the Czech Republic (countries in which the majority of the operation of Plaza Centers (Europe) B.V. ("PC") in the field of commercial and entertainment centers, is concentrated), joined the European Union. The joining countries undertook to manage an economic policy, that conform to certain monetary and regulatory targets, aiming at implementing required conditions for the adoption of the Euro as the country's legal currency. Prior to their joining, those countries took significant action pertaining thereto, such as: alterating their monetary and fiscal policies, including full liberalization of their currency regimes and lifting of foreign currency controls (such as liberty to transact, transfer and execute payment in foreign currency, allowing free trading in the local currency abroad, lifting of the restrictions on transferring foreign currency abroad, allowing free unlimited trading in foreign securities, reporting, etc.). As a result, the PC Group companies that are incorporated and operate in Hungary, Poland and the Czech Republic (the "Companies") deemed it necessary to reconsider their settlement currency with lessees ("Settlement Currency"), the nature and scope of protection of the value of their financial assets and liabilities, their currency risk management policy, etc. In light of the foregoing and concurrently therewith, the Companies reconsidered their operational and measurement currency. Following examination of the international standards criteria (as hereinabove mentioned), and according to the nature of the companies' operations and the changes in the economic environment in which they operate, PC's management is of the opinion that as and from April 1, 2004, the Euro, rather than the local currency, reflects, more adequately, the business condition and the results of operations (transactions) of the companies, affecting the management policy and decision-making processes as well as the transactions (revenues and cost of acquisition/construction of assets), the scope and prices thereof, the currency risk policy and the financing operations thereof. Accordingly, the Euro serves as the functional currency of these companies starting from April 1, 2004. Book value of non-monetary items included in the balance for March 31, 2004 have been translated into Euro based on its prevailing exchange rate with local currencies at that date, and such amounts served as basis for the value of such items (in Euro), as recorded in the financial statements for reporting periods commencing April 1, 2004.

B.   Consolidated financial statements

     The consolidated financial statements include the financial statements of the Company and its subsidiaries. Results of operations of subsidiaries are included, as and from the date of incorporation or proximate to the date of acquisition thereof by the Company, as the case may be, through each balance-sheet date, or a date proximate to sale thereof (or voluntary liquidation), whichever be the earlier.

     Assets, liabilities and operations of jointly controlled companies and ventures have been included in the consolidated financial statements, on the basis of the proportionate-consolidation method, in accordance with principles established by Opinion no. 57 of the ICPAI.

     Data extracted from amounts included in financial statements of subsidiaries, have been included within the consolidated financial statements following adjustments required for compliance with unified accounting principles used by the Group.

     Material inter-company balances and transactions (including convertible debentures issued by a subsidiary and partially acquired by the Company) have been eliminated in the consolidated financial statements.

     Profits generated from intercompany transactions, the results of which are attributable to assets, which at the respective balance-sheet date had not been realized to third parties, were eliminated in the consolidated financial statements.


                                      F -17-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------


NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

C.   Cash and cash equivalents

     Cash equivalents include unrestricted liquid deposits, maturity period of which, as at the date of investments therein, does not exceed three months.

D.   Allowance for doubtful debts

     The allowance has been specifically determined in relation to debts, the collection of which, in the opinion of management of the companies, is doubtful.

E.   Marketable securities

     Investments in marketable securities, designated by management for sale in the short term, are included in current assets at their market value as at the balance-sheet date. Changes in the value of such securities are recorded in the statement of operations as incurred. Investments in marketable securities not designated by management for sale in the short term and which are not part of the Group's liquid resources are presented at cost excluding events when, in the opinion of management, there exists a decline in value of other - than -temporary nature.

F.   Inventories

     Inventory is stated at the lower of cost or market value, with cost determined as follows:

     Hotel inventory - by the "first-in, first-out" method;

     Raw materials - by the weighted average method;

     Work-in-process and finished goods - by cost of material, labor and indirect manufacturing costs.

G.   Investments in investee and other companies

     Investments in associated companies are presented by the equity method.

     In circumstances where the Company's ownership in an investee company (mainly, venture capital investments) is in the form of preferred securities or other senior securities, the Company records equity losses based on the ownership level of the particular investee securities or loans extended by the Company to which the equity method losses are being applied.

     In calculating company's share equity of investee companies, losses (if any) deriving from expected realization of convertible securities or exercise of vested rights to shares issued by such investee companies (including shares issued against loans, when such securities constitute the sole security for repayment of loans), are taken into consideration, if such conversion or exercise is probable.

     The excess of the investment's cost over the Company's share in the fair value of the investee companies' net identified assets at acquisition or upon the change from the cost method to the equity method, as applicable, is recorded as goodwill and amortized over its estimated economic benefit period, (generally 10 years).

     In March 2004, the IASB published standard No. 20, pertaining to goodwill amortization period. According to same, goodwill shall be amortized over a period not exceeding 20 years from the initial recognition thereof, compared to up to 10-year period (except certain circumstances) - based on principles in effect prior to publication of such standard. This standard applies to financial statements for periods starting on or after January 1, 2004 and provides for prospective change in estimate (henceforth). Standard 20 has had no effect on the results of operations of the group companies, their financial condition and their cash flows, during the reported years.

     Financing costs in respect of credit used for investment (shares and loans) in companies engaged solely in the construction of projects, have been capitalized to cost of investment.


                                      F -18-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------


NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

G.   Investments in investee and other companies (Cont.)

     The decrease in the fair value of an investment in an autonomous investee company is recorded, as from January 1, 2003 (effective date of Standard No. 15 - See item N. below), to the statement of operations, as incurred. Through December 31, 2002, a decline in value of an investment (other than decline of a temporary nature) was charged directly against any credit balance of capital reserve from foreign currency translation adjustments previously recorded in respect of that investment. The amount of the required provision in excess of the foreign currency translation adjustment was charged to the statement of operations.

     Gain from issuance of shares by a research and development stage investee company to third party, has been recorded as deferred income and charged to the statements of operations as other income, over three years or up to the holding entity's share in the losses of the investee company, whichever is higher on a cumulative basis.

H.   Fixed assets

     (1) Fixed assets are stated at cost. Investment grants have been deducted from cost of assets for which they have been granted.

          The cost of the land and building construction includes, among other things, costs in respect of contractual obligations for the acquisition of land with group companies' obligations thereunder being finalized by each financial statement date (i.e., all major conditions required for the conclusion of the transaction and its implementation had been fulfilled) and the amounts thereof are determined. Amounts not yet paid as at each respective balance-sheet date are presented, accordingly, as a liability.

          Improvements and renovations are charged to cost of assets while maintenance and repair costs are charged to the statement of operations as incurred.

          Consideration paid for assets acquired at an aggregate amount ("package") have been allocated to the cost of the assets on the basis of value estimation and relatively to their fair value in that package.

          Financing costs in real terms in respect of credits used for acquisition or construction of buildings (including acquisition of related land) as well as direct supervision and construction costs incurred in the pre-operating period, have been capitalized to the cost of the buildings. As to the borrowing costs capitalization principles - see item S below.

          Fixed assets, acquired from controlling shareholders of the Company, are included according to their reported (through December 31, 2003 - adjusted) amount in their books of record, immediately prior to acquisition thereof.


                                      F -19-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------


NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

H.   Fixe assets (Cont.)

     (2) Depreciation is calculated by the straight-line method at annual rates deemed sufficient to depreciate the assets over their estimated useful lives. Leasehold improvements are amortized over the estimated useful period of use not exceeding the lease period.

          Annual depreciation rates are as follows:

                                                 %
                                         ------------------
         Freehold land                           0
         Leasehold land                   Over lease period
         Hotels                              1.1 - 1.5
         Commercial centers                     2.0
         Other buildings                     2.0 - 2.5
         Building operating system           7.0 (average)
         Other fixed assets (*)              6.0 - 33.0

          (*) Consists of motor vehicles, aircraft, office furniture and equipment, machinery and equipment, electronic equipment, computers and peripheral equipment, software, leasehold improvements, etc.

I.   Other assets and deferred expenses

     (1) Acquired patent rights, technical know-how and intellectual property - are stated at cost and amortized by the straight-line method over its estimated benefit period (10 years).

     (2) Pre-operating hotel and commercial center and/or entertainment costs - mainly - employee training, testing of systems and preparation of the hotel/center for opening, operation and occupancy, are stated at cost and amortized over a three-year period from commencement of full scale operations.

     (3) Operating costs relating to initiation activities - (prior to finalization of the investment transaction or land acquisition, etc.) are capitalized as incurred, when an investment or a property acquisition transaction is reasonably foreseeable, and are charged to the cost of the investment or the real estate project cost upon the execution of the investment or the acquisition. In circumstances where execution of investment or transaction is not probable or the expected economic benefit is doubtful, these costs are charged to the statement of operations.

     (4) Entertainment and leisure facilities operating rights - are included at cost and amortized by the straight line method over their estimated benefit period.

     (5) Costs of obtaining loans - Includes costs related to refinancing loans, which in effect constitutes an extension of previous loans (including costs deriving from prepayment of loans), are capitalized as incurred and are charged to the statement of operations over the loans' period of benefit and in relation to their balance.

     (6) Cost of obtaining long-term leases - are capitalized as incurred and charged to the statements of operations over the respective lease period or on an average basis, as applicable. When a termination of a contract, or a group of contracts is reasonably expected, or when the expected economic benefit of these costs is doubtful, these costs are charged to the statement of operations.

     (7) Acquisition costs of a long-term service contract - are stated at cost and amortized over the service period (5 years).


                                      F -20-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

J.   Long-term receivables and liabilities

     (1) Long-term fixed period liabilities, which do not bear specified interest or that bear interest at below market rates, and the difference between the nominal book value of which and the present value of which at the time of loan receipt, is material, are stated at present value (discounted at market interest rates customary for similar loans). The effective interest is charged to the statement of operations over the term of the liability.

     (2) Suppliers credits and other short term liabilities, as well as short-term bank borrowings used for construction of commercial centers and/or hotels and whose repayment sources are founded by long-term financing agreements with financial institutions, have been included as long-term liabilities. Repayment schedules of such loans are included in accordance with the terms of the respective long-term credits, according to agreements with the lenders.

K.   Income taxes

     Deferred taxes are calculated in respect of all temporary differences, including (i) differences between the timing of record of income and expenses in the financial statements and the recognition thereof for income tax purposes; (ii) differences between the reported value of non-monetary depreciable assets (through December 31, 2004 - excluding the adjustment component for buildings) and the amount deductible for income tax purposes (except for temporary differences generated upon initial recognition of goodwill and/or asset or liability, not in connection with a business combination and that which at the initial recognition thereof had no effect on the accounting or tax net income); (iii) tax losses and deductions that may be carried forward for future years or used against previous years; and
     (iv) differences between fair value of identified assets and liabilities of subsidiaries upon acquisition of the investment therein (excluding assets, depreciation of which is not tax deductible), and tax base of same (value for tax purposes) at that date. Deferred Taxes have also been calculated in respect of temporary differences generated from the measurement currency in the financial statements being other than that according to which profit
     (loss) is determined for tax purposes (and accordingly, tax base of assets and liabilities).

     The calculation of tax liabilities (current and deferred) does not include taxes that would have arisen in the event of a realization of investments in investee companies (except those that are to be liquidated), or upon receiving their retained earnings as dividends, since, in respect of some, dividends from profits thereof and/or gains to be generated from their realization, are tax exempt, and in respect of others, it is management's policy not to realize and/or to declare dividend out of their retained earnings, or other form of profit distributions, in the foreseeable future, in a manner which entails additional substantial tax burden on the group, except for the effect of the Israeli tax laws that would apply to undistributed profits of foreign investee companies as from January 1, 2003
     - See Note 16B(1)(b).

     A tax benefit is recorded as an asset, only when there is reasonable likelihood for its realization against future taxable income, or when sufficient taxable temporary differences, the timing of reverse of which does not precede the realization timing of the tax benefit, as aforestated, exist. Tax assets and liabilities (current and deferred), are calculated according to the tax rates and relevant laws expected to apply upon utilization thereof, as are in effect (or enactment thereof is practically completed) as at the balance sheet date. Current and deferred taxes relating to capital reserve from foreign currency translation adjustments or to other capital items are charged directly to the shareholders' equity. Deferred taxes deriving from changes in the tax rate (including those in respect of balances previously created on temporary differences within a business combination) are charged to the income tax item in the statement of operations, or in the capital reserve from foreign currency translation adjustments, as applicable.

     Deferred taxes in respect of exempt profits of an approved enterprise - see
     Note 16B.1.d below.


                                      F -21-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------


NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

L.   Exchange rates and linkage bases

     Foreign currency balances or those linked thereto are included in the financial statements on the basis of the exchange rate in effect as at the balance-sheet date.

     Balances linked to various indices or security rates, are included on the basis of the relevant index or rate, as applicable to each linked asset or liability.

     Rate of exchange of NIS, in effect, in relation to foreign currency (in
     NIS)

                                                December 31
                                             -----------------
                                             2004        2003
                                             -----       -----

     US Dollar ($)                           4.308       4.379
     EURO (euro)                             5.877       5.533
     British Pound (pound)                   8.308       7.849
     1,000 Romanian Lei (ROL)                0.148       0.135

     Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currency (%)

                                           Year ended December 31
                                         ---------------------------
                                          2004       2003      2002
                                          ----       ----      ----

     US Dollar ($)                       (1.62)     (7.56)      7.27
     EURO (euro)                          6.21      11.33      27.18
     British Pound (pound)                5.85       2.83      19.27
     Romanian Lei (ROL)                   9.63      (4.93)      1.43

M.   Financial instruments

     (1)  Financial instruments - see Note 23 below.

     (2) Results of derivatives and financial instruments designated for hedging purposes of existing assets and liabilities, or against fluctuations in the exchange rates in which firm commitments are denominated, as well as those designated as a hedge against fluctuations of interest rates of variable-interest bearing loans, are charged to the statement of operations concurrently with the charging of the results from the hedged assets and liabilities and/or the realization of the relevant transaction and/or the charging of the interest according to the interest rate specified in the loan agreement, as applicable.

          Derivative financial instruments not designated for hedge purposes are presented at their estimated fair value. Changes in their fair value during the reported period are charged to the statement of operations.

N.   Impairment of long-lived assets

     As from January 1, 2003, the Company adopts henceforth, Standard No.15 of the IASB - "Impairment of Assets". The standard sets forth the accounting treatment and method of presentation required in the event of asset impairment (including investments in associated companies), and provides for the assets of a corporation not to be presented in amounts exceeding the higher of their net selling price or their value in use ("recoverable amount"). Standard No. 15 stipulates that the recoverable amount must be assessed whenever indicators point to a possible impairment of an asset. An impairment of assets should be recorded as a loss in the statement of operations.


                                      F -22-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------


NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

N.   Impairment of long-lived assets (Cont.)

     Through December 31, 2002, the Group companies had considered the need for an asset impairment based on the future cash flows expected to be generated from the holding and use of these assets in undiscounted values, in accordance with accepted practice in Israel and based on US SFAS 121 ("Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of"). Impairment provision in respect of investments in investee companies was examined in accordance with Opinion No. 68 of the ICPAI (see item G. above).

O.   Convertible debentures

     Are included based on conversion probability tests and presentation regulations, as set out in Opinion No. 53 of the ICPAI. Debentures, whose conversion is not probable are presented at their liability value.

P.   Share capital

     Company shares held (directly or through a subsidiary) by the Company, are presented at cost and deducted from share capital of the Company according to the "treasury stock" method. The sale of such shares to a third party is recorded as issuance of shares, based on the fair value of the assets or cash received in consideration thereof or as per the value of the sold shares, as applicable.

     Loans granted to employees for purchasing Company shares which constitute the sole security for the loans' repayment, which shall be repaid out of proceeds of the sale thereof, are included in the balance sheet as a deduction from shareholders' equity.

Q.   Revenue recognition

     Revenues from the leasing of property and management fees, as well as other revenue relating to the operations of commercial and entertainment centers, are recorded pro rata over the term of the lease and/or the service.

     Revenues from hotel operations are recorded upon performance of service.

     Revenues from operating lease (based on a long term firm commitment with a fixed period), which increase gradually over the period of the lease, are charged to the statement of operations by the straight-line method throughout the period of the lease.

     Revenues from the sale of medical products are recognized in accordance with SAB 101, as amended by SAB 104, provided that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. For sale arrangements which include multiple deliverables such as system sales, installation at the customer's site and training, the revenue is recognized by implementing the guidance of EITF No. 00-21 "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). In accordance with the guidance in EITF No. 00-21, revenues are allocated to the deliverables using the residual method. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items.

R.   Accrued warranty costs

     A subsidiary provides a warranty as to the quality of its products sold thereby, for a limited period of time following provision thereof (generally one year). In order to allow for the fulfillment of this liability, a provision is included based on past experience and management estimation.

S.   Research and development costs

     Research and development costs, net of grants and third party participation (mainly the Government of Israel - the OCS), are charged to the statement of operations, as incurred.


                                      F -23-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------


NOTE 2 -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

T.   Capitalization of borrowing costs

     Borrowing costs are capitalized in accordance with Standard No. 3 of the IASB. Accordingly, both specific and non-specific borrowing costs are capitalized to qualified assets (assets in preparation or under construction not yet in their designated use and whose preparation for this purpose requires a prolonged period of time). Non-specific borrowing costs are capitalized to qualified assets (or portion thereof) not financed by specific borrowing, by using a rate constituting a weighted average of the costs in respect of the Group's borrowings not specifically capitalized. Capitalization of borrowing to assets, continues, generally until the completion of all the activities necessary to prepare the asset for its designated use, except in events where capitalization is suspended as a result of a prolonged interruption of the asset construction, as aforestated.

U.   Earnings (loss) per share

     Earnings (loss) per share is calculated in accordance with Opinion No. 55 of the ICPAI based on the weighted-average of outstanding paid-up share capital during the year (net of treasury stock shares).

     The number of shares used for the computation of basic earnings (loss) per share, takes into account convertible securities or other rights to vested shares (including shares issued against loans which constitute the sole security for the loans repayment), if conversion or realization may reasonably be assumed. Diluted earnings (loss) per share take into account all those securities excluded from the basic earnings (loss) per share computation if their effect is dilutive. Net income which has been taken into account in calculating diluted earnings per share has been deducted by the periodic change in the necessary provision, if any, assuming the full exercise of the Company's and/or investee company's securities not taken into account in the computation of basic earnings (loss) per share.

V.   Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires of Group companies' managements to make estimates and rely upon assumptions and assessments affecting the reported balance-sheet amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the financial statements date, and the amounts of revenues and expenses during the reporting periods. Actual data and operating results may differ from these estimates.

W.   New accounting standards

     In July 2004, Accounting Standard No. 19 - income taxes (Standard 19), published by the IASB, became final and valid. Standard 19 sets forth principles for recognition, measurement, presentation and disclosure of income taxes in financial statements. Standard 19 applies to financial statements for periods commencing on or after January 1, 2005. Initial implementation of Standard 19, mainly for the initial inclusion of deferred taxes in respect of adjustment component for land and buildings, will be included in the financial statements for the first quarter of 2005.


                                      F -24-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

NOTE 3 -    CASH AND CASH EQUIVALENTS


                                                               December 31
                                        --------------------------------------------------------
                                                  2004                   2003           2004
                                        -----------------------        --------       ----------
                                                       Reported        Adjusted       Reported
                                                       --------        --------       ----------
                                         Interest                                    Convenience
                                          rate                                       translation
                                        ---------                                    -----------
                                           %              (in thousand NIS)            US$'000
                                        ---------      ------------------------      -----------

In foreign currency:
 US dollar                              Mainly 0.8      255,184         67,561          59,235
 Euro                                   1.0-1.5          64,989         24,689          15,086
 British Pound                          4.0               3,997         30,017             928
 Other (mainly, Forint & Zloty)         1.5-5.5          16,606         36,154           3,854
In NIS                                  1.8-3.6           4,969          5,055           1,153
                                                        -------        -------         -------
                                                        345,745        163,476          80,256
                                                        =======        =======         =======

NOTE 4 -    SHORT-TERM DEPOSITS AND INVESTMENTS

A.   Composition:


                                                               December 31
                                         -----------------------------------------------------
                                                   2004                   2003         2004
                                         --------------------------     --------    ----------
                                                          Reported      Adjusted    Reported
                                                          --------      --------    ----------
                                          Interest                                  Convenience
                                           rate                                     translation
                                         ---------                                  -----------
                                             %               (in thousand NIS)      US$'000
                                         ---------        ----------------------    -----------

     Deposits with banks  and
      financial institutions(1)
      denominated in or
      linked to the:

        US dollar                        (2)1.0-1.9      141,043       191,652       32,740
        Euro                             (2)1.9-3.0       88,794        35,173       20,611
        Other (mainly, GBP)              (2)1.0-3.0       24,064        13,789        5,586
        In NIS                              2.1-3.6       13,007        36,474        3,019
                                                         -------       -------      -------
                                                         266,908       277,088       61,956

      Marketable securities (mainly
       shares)                                             6,958        11,750        1,615
                                                         -------       -------      -------
                                                         273,866       288,838       63,571

      Current Maturities of
       long-term loans and receivables                     4,155         2,193          965
                                                         278,021       291,031       64,536
                                                         =======       =======      =======

     (1) NIS 169.3 million serve as security for short term credit; EURO 6.8 million (NIS 40.0 million) are deposited in escrow as at the balance sheet date, to secure fulfillment of certain conditions (see Note 9B.(3).a. below). Such funds have been released from escrow and returned to the Company, following the balance sheet date.

     (2)  Variable interest rate.

B.    Liens - see Note 17D.


                                      F -25-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

NOTE 5 -    TRADE ACCOUNTS RECEIVABLE

                                                       December 31
                                              --------------------------------
                                                2004      2003        2004
                                              --------  --------   -----------
                                              Reported  Adjusted    Reported
                                              --------  --------   -----------
                                                                   Convenience
                                                                   translation
                                                                   -----------
                                              (in thousand NIS)      US$'000
                                              -----------------    -----------

Outstanding accounts                           66,454    65,760      15,426
Less - allowance for doubtful debts            27,352    23,323       6,349
                                               ------    ------      ------
                                               39,102    42,437       9,077
                                               ======    ======      ======

NOTE 6 -    RECEIVABLES AND OTHER DEBIT BALANCES

                                                       December 31
                                              --------------------------------
                                                2004      2003        2004
                                              --------  --------   -----------
                                              Reported  Adjusted    Reported
                                              --------  --------   -----------
                                                                   Convenience
                                                                   translation
                                                                   -----------
                                               (in thousand NIS)     US$'000
                                               -----------------   -----------

Israeli and foreign  governmental
 institution                                    31,772    34,766      7,375
Prepaid expenses                                 7,381     9,436      1,713
Employees(*)                                     3,284     1,055        762
Receivables in respect  of realization
 of land                                            -      3,940          -
Receivables in respect of realization of
 medical equipment                              12,202     9,238      2,833
Control Center Group  companies                    521     7,509        121
Other                                           10,980     9,891      2,549
                                                ------    ------     ------
                                                66,140    75,835     15,353
                                                ======    ======     ======

(*)  Mainly loans in respect of realization of shares - see Note 18B(i) below.

NOTE 7 -    INVENTORIES

                                                        December 31
                                              ---------------------------------
                                                2004      2003        2004
                                              --------  --------    -----------
                                              Reported  Adjusted     Reported
                                              --------  --------    -----------
                                                                    Convenience
                                                                    translation
                                                                    -----------
                                               (in thousand NIS)     US$'000
                                               -----------------    ----------

Hotels                                          2,433     2,865         565
Image Guided Treatment:
 Raw materials                                  2,459     1,823         571
 Products under process and finished goods      2,439         -         566
                                               ------     -----       -----
                                                7,331     4,688       1,702
                                               ======     =====       =====


                                      F -26-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

NOTE 8 -  DEPOSITS, DEBENTURES, LOANS AND LONG-TERM RECEIVABLES

A.   Composition:


                                                             December 31
                                                 -------------------------------------
                                                  2004          2003          2004
                                                 --------     --------     -----------
                                                 Reported     Adjusted      Reported
                                                 --------     --------     -----------
                                                                           Convenience
                                                                           translation
                                                                           -----------
                                                  (in thousand NIS)         US$'000
                                                 --------------------      ----------
Deposits with banks and financial
 institutions (1)                                 68,238        67,344        15,840
Loans to interest holders in investee
 companies (2)                                    29,965        24,723         6,956
Loan to former associated company (3)             17,806        15,340         4,133
Loans to anchor tenants (4)                        4,383         5,042         1,017
Loans to venture capital companies (5)             1,232         1,191           286
Receivables in respect of long-term lease
 transaction (6)                                  11,107         5,184         2,578
Deferred taxes                                     6,104         6,164         1,417
Receivables and others                               654         5,634           152
                                                 -------       -------        ------
                                                 139,489       130,622        32,379
Less - allowance for doubtful debts              (21,549)      (17,583)       (5,002)
                                                 -------       -------        ------
                                                 117,940       113,039        27,377
Less - current maturities                         (4,155)       (2,193)         (965)
                                                 -------       -------        ------
                                                 113,785       110,846        26,412
                                                 =======       =======        ======

     (1) Including primarily (i) (euro)3.1 million (NIS 18.0 million) - Hungarian Forint and Polish Zloty deposits, bearing annual interest ranging 1.4% to 4.0%, intended mainly as security for the repayment of bank loans; (ii) a deposit in the amount of (euro)7.5 million (NIS
          44.5 million) bearing average annual interest at a rate of 1.7%, which has been deposited as security for bank guarantee provided by PC to Klepierre (see Note 9B.(3).a below); and (iii) a deposit of (euro)0.9 million (NIS 5.3 million) bearing annual interest at a rate of 1.95% is pledged as security for a guarantee provided by a foreign bank in favor of a supplier.

          Deposits pledged as security for the repayment of loans obtained by Group companies and/or to secure guarantees provided thereby in favor of third parties, have been included as due and payable concurrently with the loan repayment dates or upon release of guarantees for which they have been pledged.

     (2) (i) Loans to the management company or to its controlled companies (see Note 9B.(4)(a) below). A loan of NIS 7.2 million is linked to the US dollar, bears annual interest at a rate of Libor+1%, due and payable on December 31, 2006. A loan of NIS 14.3 million may be converted into shares - see Note 17A.(2) below. Should BEA Hotels N.V. (B.H.) decide not to exercise its option to convert the loan into shares, the loan would then be subject to the linkage and interest terms outlined above. The amounts to be received by the management company from the Group companies in respect of the former's interest in hotels owned by the latter (other than hotel management fees - see Note 17A.(1) below) will be used as security for the repayment of the loans. A loan of NIS
               0.9 million linked to the US Dollar and bears annual interest at a rate of 9% as well as a loan of NIS 2.2 million linked to the EURO and bears annual interest at a rate of 4.9%. B.H. received no security for these loans.

          (ii) NIS 5.4 million - loans to shareholders of a jointly held company (50%) within the PC group - see Note 10B.(9), below.

     (3)  Linked to the Israeli CPI, unsecured and bears no interest.

     (4) Linked mainly to the US Dollar, bears annual interest of Libor + 1.5% to 2.5%.

     (5) Loans to companies engaged in the biotechnology field, linked to the US Dollar, bears annual interest at customary commercial rates and are convertible into shares of the lender, under certain condition as stipulated in the agreements.

     (6)  See Notes 2Q above and 17A(8) below.


                                      F -27-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

NOTE 8 -  DEPOSITS, DEBENTURES, LOANS AND LONG-TERM RECEIVABLES (CONT.)

B.    Repayment dates:
                                                    December 31 2004
                                                 -------------------------
                                                    R e p o r t e d
                                                 -------------------------
                                                               Convenience
                                                               translation
                                                   (in         -----------
                                                 thousand
                                                    NIS)          US$'000
                                                 --------         -------
     2005 - Current maturities                     4,155             965
     2006                                          4,686           1,088
     2007                                          1,277             296
     2008                                            375              87
     2009 and thereafter                          84,982          19,727
     Undetermined                                 22,465           5,214
                                                 -------         -------
                                                 117,940          27,377
                                                 =======         =======

C.    Liens - see Note 17D.


NOTE 9 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES

A.    Composition:


                                                                              December 31
                                                                  --------------------------------------
                                                                    2004           2003         2004
                                                                    ----           ----         ----
                                                                  Reported       Adjusted     Reported
                                                                  --------       --------     --------
                                                                                             Convenience
                                                                                             translation
                                                                                             -----------
                                                                    (in thousand NIS)          US$'000
                                                                  --------------------------------------
        Associated companies:
         Shares (1):

          Cost (*)                                                87,260          90,641       20,255
          Accumulated losses, net                                (27,105)        (11,137)      (6,292)
          Adjustment arising from translation of
           autonomous investees' financial statements              4,281           4,679          994
                                                                  ------          ------       ------
          Total shares                                            64,436          84,183       14,957
        Loans (see (2) and B(3)d. below)                          16,664          24,629        3,868
                                                                  ------          ------       ------
                                                                  81,100         108,812       18,825
        Provision for impairment of investment                   (24,170)        (23,186)      (5,610)
                                                                  ------          ------       ------
                                                                  56,930          85,626       13,215
                                                                  ------          ------       ------

        Other companies -
        Vcon Telecommunications Ltd. ("Vcon")
          Shares - at cost                                        14,678          11,317        3,407
          Convertible debentures                                      --          10,618           --
                                                                  ------          ------       ------
                                                                  14,678          21,935        3,407
                                                                  ------          ------       ------

                                                                  71,608         107,561       16,622
                                                                  ======         =======       ======

     (*)  Including - goodwill:

                                                       Cost(ii)  Net book value
                                                      ---------  --------------
                                        Amortization     D e c e m b e r 3 1
                                                      -------------------------
                                          Rate(i)       2004      2004      2003
                                          -------      -----      ----      ----
                                             %                (in million)
                                          -------      -------------------------

       NIS                                   10         44.9      38.8      44.7
                                           =====        ====      ====      ====


       Convenience translation into US$                 10.4       9.0
                                                        ====      ====

          (i)     See also Note 2G. above.



                                      F -28-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

          (ii)    Net, after provision for impairment.













                                      F -29-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

NOTE 9 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

A.    Composition: (Cont.)

     (1)  Venture capital investments - associated companies - shares:

          a.   General

               The group companies invest in hi-tech associated companies (initially through owned venture capital funds - "Invested Companies"). The Invested Companies engage in research and development operations and have not yet attained financial stability. The value of these investments is thus contingent upon the continued operation of the Invested Companies, which entails certain risks stemming from the nature of their operations including the uncertainty as to the success of development and marketing potential of the product. It is therefore, difficult to objectively assess the fair value of most of these investments due to the lack of a verifiable market-value. Nevertheless, the companies' managements are of the opinion that the fair value of the investments are not lower than their cost (net of provisions for decline in value, to the extent applicable).

               As to a law-suit filed by an employee of the EIL group - see Note 17B(7) below.

          b.   Biotechnology companies:

               Gamida Cell Ltd. ("Gamida") (through Elscint Bio Medical Ltd.)

               Gamida is engaged in the expansion of hematopoietic (blood) stem cells therapeutics in clinical development for cancer and autoimmune diseases, as well as future regenerative cell-based medicines including cardiac and pancreatic repair.

               Elscint held, as of December 31, 2004, 33.3% of the equity and voting rights in Gamida and the right to appoint 25% of its directors. The shares held by Elscint are in part ordinary shares and in part preferred having anti-dilution rights and liquidation preference (US Dollar linked return of its investment in Gamida bearing 8% annual interest, prior to any distribution to ordinary share holders or holders of preferred shares with subordinated rights). Elscint holds an option, exercisable through May 2005, to receive additional 0.7% in consideration of $0.2 million. Should all the convertible securities of Gamida be so converted or exercised, then and in such an event, Elscint shall be diluted to 29.2%.

               In May 2003 Gamida signed an agreement with Teva Pharmaceutical Industries Ltd. ("Teva"), in the framework of which Teva invested $3.0 million in Gamida for an allotment of shares representing approximately 9% of Gamida's fully diluted share capital.

               Gamida also signed a memorandum of understanding with Teva, granting Teva an option for future cooperation with Gamida in respect of certain products being the subject matter of Gamida's developing technology ("the products"), and subject to agreed upon conditions. On February 16, 2005, Teva informed Gamida as to its decision to exercise the aforementioned option through establishment of a joint venture (JV) through which Teva shall invest, subject to completion of the transaction and the execution of a detailed agreement between the parties, up to $25.0 million (in installments subject to achieving various agreed upon milestones), in order to achieve completion of product development, manufacturing and commercialization. Gamida has granted to the JV, within the framework of the memorandum of understanding, a sole and an exclusive worldwide license to develop, manufacture and use the technology and other intellectual properties related to the products. Gamida has also granted Teva the right of First Look with respect to any and all Gamida's development and/or invention not in the framework of the JV. Other amounts, to the extent required, in order to finance the completion of JV's objectives, shall be provided in equal parts, by Teva and Gamida. Closing of the transaction and the execution of a definitive agreement are expected to be carried out by mid 2005.


                                      F -30-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------


NOTE 9 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

A.    Composition: (Cont.)

     (1)  Venture capital investments - associated companies - shares: (Cont.)

          b. Gamida Cell Ltd. ("Gamida") (through Elscint Bio Medical Ltd.) (cont.)

               Elscint Bio Medical Ltd. ("Bio") was bound by agreements with a company controlled by its former CEO (the "CEO"), entitling the CEO to shares representing 2% of Bio's issued and paid-up capital, in consideration for their nominal value. It was also provided that venture capital investments of Bio would be carried out such that Bio would invest 92% and the CEO - 8%, and that for the purpose of financing the CEO's investment, Bio would grant him a dollar-linked non-recourse loan bearing LIBOR+1% interest. It was further provided that should this agreement (or another agreement between them for the provision of consulting services) be canceled, Bio would be entitled, according to the conditions specified in the agreement, to acquire all or any of the CEO's holdings in the venture capital investments and in Bio at cost and/or at market value, as relevant (depending on the purchase date). In the fourth quarter of 2002, Bio and the CEO terminated the employment agreement then existing between them. Further to the termination of the agreement, Elscint transferred to itself the CEO's rights in Bio and in the venture capital investments, as payment for the loans, which it had provided to the CEO for acquisition thereof. A dispute arose between the parties, with the CEO contending that Bio had lost its right to acquire his holdings, as aforesaid, since the deadline, according to the agreement, for giving notice of its intention in this regard had expired. Bio's management disputes this contention and is acting to realize its rights under the agreement. The parties have not yet signed a full and final agreement for the waiver and/or settlement of their mutual claims. Elscint's management estimates that, it will not incur significant costs from the termination of the agreements, beyond those reflected in the financial statements.

               Concurrently with the termination of the employment agreement, Elscint's management has suspended execution of additional investments in the biotechnology field through Bio. As a result, Elscint's management estimates, based on the present scope and nature of its activity, that Bio at this stage has lost its status as a venture capital fund. Accordingly, Bio's investment in Gamida is classified as and from such date as an investment in an associated company.

          c.   Telecommunication companies:

               General

               Due to the slowdown of the communication businesses and in light of the lengthy period that has elapsed since the Company's last investment in venture capital, management has temporarily suspended (as and from the fourth quarter of 2002) execution of further investments through its venture capital funds. Consequently and in light of the nature and scope of current operations of the Company's venture capital funds, management believes that they have at this stage, lost their status as such and, accordingly, the investments are classified, in the financial statements as and from the said date as investments in associated companies.

               The Company has principally agreed, to receive investment consultancy services, in the telecom and multi-media field of operations, from an employee of the EIL Group, in consideration of the grant, to the employee, inter alia, the right to purchase a certain share (to be agreed upon by the parties) of the Company's holdings in the invested companies, at the Company's cost (shares and shareholders' loans).

                                      F -31-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------


NOTE 9 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

A.    Composition: (Cont.)

     (1)  Venture capital investments - associated companies - shares: (Cont.)

          c.   Telecommunication companies (cont.):

               Olive Software Inc. ("Olive")

               Olive is engaged in the development and marketing of products enabling a transparent link between traditional newspaper printing systems and the world of e-publishing, as well as digital archiving services for newspapers and libraries.

               In March 2004 Olive and its shareholders have entered into an agreement with the Sequoia Fund, under which the latter invested in Olive $6.0 million, in consideration of 26% (on a fully diluted basis) of the equity and control in Olive. The allotted shares have anti-dilution rights as well as liquidation preference to receive the amount of their investment with the addition of 8% annual interest thereon, prior to any distribution to other shareholders of Olive (including EUN). EUN's holdings have consequently been diluted to 30% of the equity and voting power and 25% of the rights to appoint Olive's directors. EUN's shares entitle it to anti-dilution rights as well as liquidation preference (return of its investment in Olive plus interest at LIBOR + 2% per annum, prior to any distribution to holders of ordinary shares or subordinated preferred shares). Assuming all of Olive's convertible securities be so converted into shares, EUN's interest in Olive would then be diluted to 26%.

               Easy Run Ltd. ("E.R.")

               E.R. is engaged in the development and marketing of "call centers" solutions, which support under a single platform, diversified infrastructure ranging from historical telephonia through to futuristic telecom equipment (IP switchboards) and modern e-commerce applications.

               The Company holds 42% of the equity and voting rights in E.R. as well as the right to appoint 40% of its directors. The shares held by the Company entitle it to anti-dilution rights as well as liquidation preference (as defined in the investment agreements).

               Within the framework of the rights offering executed by E.R. in August 2004, the Company invested $0.4 million (out of a $0.7 million total funding) calculated at $0.13 per share. In consideration for its investment, the Company was also granted warrants exercisable into shares, at $0.13 per share, up to a total amount of $0.8 million. In addition thereto, the Company converted a $0.4 million loan into shares of E.R. Assuming all loans (including those granted subsequently to the balance sheet date) be converted and warrants be exercised, as afore and below stated, the Company's interest in E.R. would then increase to 50% (fully diluted).

     (2)  Venture capital investments - associated companies - loans:

               A dollar linked NIS 3.0 million loan, bearing Libor + 2% interest, convertible into E.R. shares having anti dilution rights and liquidation preferences, using a conversion rate of mainly, $0.35 per each share. Additionally, the Company has a right to be granted upon conversion and without further consideration, warrants convertible into E.R. shares (vested with same rights) at a principal conversion price of, $0.81per warrant, up to a total amount of NIS 3.0 million. In January 2005, the Company has granted a loan to E.R. of an aggregate amount of $0.5 million, bearing annual 6% interest, repayable in January 2007 and convertible into E.R. shares at $0.13 per share, or, subject to certain conditions, at 80% discount of the next financing round price.

                                      F -32-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------


NOTE 9 -  INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

A.    Composition and activity: (Cont.)

      (3)      Investments in another company:

               Vcon is a public company whose shares are traded on the French stock exchange (Nouveau Marche), engaged in the field of long-range audio and video conferencing equipment using various telecommunication infrastructures.

               The Company recorded its investment in Vcon, up and through the third quarter of 2003, using the equity method. In November 2003 Vcon acquired the technologies and workforce of two communication technology companies in consideration for the issuance of shares and warrants exercisable into Vcon shares. Upon conclusion of the transaction, EUN's holdings in the ownership and voting rights in and to Vcon were diluted to 18%. Accordingly, as and from the fourth quarter of 2003, the investment in Vcon is stated at cost.

               In January 2004, an agreement was signed, according to which, Vcon had issued to a third party, ordinary shares in consideration of $10.0 million at $0.67 per share. Under the agreement between EUN and Vcon, dated June 2004, EUN received cash payment of $1.0 million as prepayment of part of its debentures, and converted, in addition thereto, the remaining debentures into shares at a price of $0.67 per share. As at December 31, 2004, EUN holds approximately 15% of ownership and voting rights in and to Vcon. EUN has a right, expiring in August 2005, to acquire up to 1.3 million warrants in consideration for $0.3 per warrant, convertible into non-negotiable ordinary shares of Vcon, within three years of acquisition date, at an exercise price (subject to adjustment) of $1.4 per share. Assuming conversion of all convertible debentures into shares and exercise of all outstanding warrants, EUN would then hold approximately 14%.

               Due to continuing gap between the book value of EUN's investment in Vcon shares and the market value thereof, a provision was included in 2004 for a decrease of (euro)0.7 million (NIS 3.9 million) in the value of the investment.

               The value of EUN's holdings in Vcon shares according to the price thereof in the French Stock Exchange as at December 31, 2004 totaled (euro)2.8 million and the book value thereof in EUN's records, as of such date (euro)2.5 million (NIS 14.7 million).

B. Additional information as to investments in subsidiaries and changes thereof

     (1)       Elscint Ltd.

               As at December 31, 2004, 721,500 ordinary shares are outstanding (out of a total of 850,000 shares as approved by the shareholders meeting of Elscint) which are held by employees and directors as well as by employees of the Group who provide services to Elscint ("employees"), issued by Elscint in December 2001. The terms of issuance (determination of consideration, financing of consideration, terms of financing - interest rate, repayment schedule and collateral, tax liability and eligibility for dividends) are identical to those stipulated upon share issuance made by the Company (see Note 18B. (i) below).

               All shares held by employees, are vested as at December 31, 2004. Some other shares were realized by employees following the balance sheet date, with remaining balance of 656,500 shares, immediately prior to the date of approval of these financial statements.

               In December 2003, an additional plan was approved, for the issuance of up to 116,000 warrants to directors and officers of Elscint. 50,000 warrants were issued, out of said total, for no consideration, according to the provisions of section 102 of the Income Tax Ordinance (capital course) at an exercise price equal to the average market price of Elscint's share over the 30 trading days preceding the issuance. Approximately half of the warrants have vested in the course of 2004 with the balance to vest during 2005.

                                      F -33-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------


NOTE 9 -    INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. Additional information as to investments in subsidiaries and changes thereof (Cont.)

     (1)  Elscint Ltd. (cont.)

          Assuming realization of all employees' rights to shares, the Company's holdings in Elscint could be diluted to 61%. The total loss which could result thereform, to the Company amounts to NIS 20.1 million.

          In October 2002, Elscint distributed a dividend to its shareholders in a total amount of $19.3 million (reflecting $1.1 per share).

          As to the self-purchase of Elscint's shares - see Note 18B(iii) below.

          Elscint's shares are traded on the New York Stock Exchange ("NYSE"). The value of the Company's interest in Elscint, based on share price as of December 31, 2004 and immediately prior to the approval of these financial statements, is NIS 184.1 million and NIS 251.7 million, respectively. The adjusted value thereof in the Company's financial statements, as of December 31, 2004 is NIS 445.5 million (gross of deduction of cost of the Company's shares held by Elscint).

     (2)  Insightec - Image Guided Treatment Ltd. ("Insightec")

          a. Insightec is engaged in the development, manufacture and sale of noninvasive means for the treatment of blood vessel tumors (benign and malignant) and the localized injection of medication, as well as the development of decision support systems for operating rooms and trauma units. In October 2004, Insightec received Food and Drug Administration (FDA) approval for commercial use of the ExAblate system for removal of benign uterine fibroids, as developed thereby.

          b. In 2003, GE exercised an option granted thereto for the acquisition of additional 5% of Insightec's capital, in consideration for $3.0 million. Following the exercise of the option, GE holds approximately 19% of Insightec's shares. The agreement with GE for the acquisition of the shares (in December
               2001) stipulates several limitations on the execution of certain material transactions or activities not in the ordinary course of business, without obtaining GE's prior approval.

          c. In March 2004, Insightec and its shareholders have executed an agreement with Meditech Advisors LP ("MTA") a group of private investors, under which MTA invested in Insightec $3.0 million ($7.3 per share) in consideration of approximately 2.7% of equity and voting rights in Insightec (fully diluted). Within the framework of the agreement, the Company was granted warrants, convertible through a 3 year period, into approximately 6.5% of equity and voting rights of Insightec, at an aggregate conversion amount of $7.1 million, and all simultaneously with extension of the loans and guarantees provided by the Company to Insightec until March 2007.


                                      F -34-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

NOTE 9 -    INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. Additional information as to investments in subsidiaries and changes thereof (Cont.)

     (2)  Insightec - Image Guided Treatment Ltd. ("Insightec") (cont.)

          d.   Convertible securities - option plans


                                                                              Number of shares (thousands)
                                                   -------------------------------------------------------------
                                                                                                        Service
                                                                                                       providers
                                                      Employee options           Directors options      options
                                                      ----------------           -----------------     ---------
                                                    1999           2003          1999         2003
                                                   plan (1)      plan (2)        plan         plan     2003 plan
                                                   --------      --------        ----         ----     ---------

Shares issued to trustee through
  December 31, 2002 as per the
  "1999 plan"                                        2,500                       150
Shares issued to trustee in 2003 - as
  per the "2003 plan"                                              500                         200         300
Designated shares transferred to the
  "2003 plan"                                         (673)        673            (50)          50
Undesignated shares transferred to
  the "2003 plan"                                     (311)        311
Shares transferred to offerees                         (54)
                                                    ------      ------         ------       ------      ------
Shares held by trustee on
  December 31, 2004                                  1,462       1,484            100          250         300
                                                    ======      ======         ======       ======      ======
Shares designated and issued:
  Through
   December 31, 2002                                 1,462                        100
  During 2003                                                      928                         250          20
  During 2004                                                      201
                                                    ------      ------         ------       ------      ------
  Through December 31, 2004                          1,462       1,129            100          250          20
Undesignated shares as at December 31,
  2004                                                             355                                 (4) 280
                                                    ------      ------         ------       ------      ------
                                                     1,462       1,484            100          250         300
                                                    ======      ======         ======       ======      ======

Vesting of designated and issued shares:
  Through December 31, 2004                          1,462                        100
  During 2005                                                      928                         250          20
  As and from 2006 and thereafter                                  201
                                                    ------      ------         ------       ------      ------
                                                     1,462       1,129            100          250          20
                                                    ======      ======         ======       ======      ======

Terms of plan:
  Exercise price of each option into NIS
   0.01 par value ordinary share                   NIS0.01          (3)        $ 3.33       $ 3.33      $ 5.35
                                                   -------      ------         ------       ------      ------
Exercise period following date of
  grant (yrs)                                            7           7              7            7           7
                                                   =======      =======        ======       ======      ======

(1)  Granted in 1999 through 2001 (mainly 1999).

(2) Includes 100,000 issued to Company's CEO (approved in the Company's shareholders meeting in December 2003), and 50,000 issued to one who served, at the grant date, as a director.

(3)  928,000 options - at NIS 0.01; 201,000 options - at $5.85; 355,000 options
     - not yet determined.

(4) The Company's board of directors and audit committee have approved in 2003 issuance of 250,000 options in Insightec, for no consideration, to the Company's chairman of the board (its controlling shareholder), at an exercise price of $5.5 each. Issuance is subject to approval of the Company's shareholders meeting; designation of 30,000 options has not yet been determined.

                                      F -35-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

NOTE 9 -    INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. Additional information as to investments in subsidiaries and changes thereof (Cont.)

     (2)  Insightec - Image Guided Treatment Ltd. ("Insightec") (cont.)

          e. as to Company's investment in warrants, convertible into Insightec shares - see Note 14G. below.

          f. assuming conversion of all of Insightec's outstanding convertible securities, on December 31, 2004 the Company's interest would have been diluted to 52%.

          g. At year-end of 2002, the operations of Insightec and its wholly owned subsidiary (TxSonics) were merged. In 2005, Insightec and its shareholders on one hand, and the Israeli Tax Authorities on the other, have concluded the principles, subject to which the merger of Insightec and TxSonics was approved under section 103 of the Inland Revenue Ordinance, retroactively from December 31, 2002.

               Said approval provides, inter alia, that profit generated by EUN from the sale of its holdings in Insightec shall be considered as C.F.C. profits and shall be taxable at a rate of 25%, or any lower rate as determined by tax authorities.

               Limitations (as per law and approval), which shall apply to Insightec and its shareholders (including the Company and EUN) as a result of the merger, mainly pertaining to the realization of Insightec's shares or substantially all of the assets of the merged companies, are, subject to certain conditions, to terminate on December 31, 2005. Taxable consolidated loss of Insightec and TxSonics may be offset against future taxable income, over a 7 year period (16% each year), however not exceeding 50% of annual taxable net income per each year. EUN undertook, among other things, to deposit its Insightec shares with a trustee, as security of the tax payment to the Israeli Tax Authorities, upon realization of the shares by EUN. Should the companies fail to fulfill the terms of the approval and provisions of the law, validity of the approval shall be terminated retroactively.

     (3)  Companies within the Plaza centers (Europe) B.V. ("P.C.") Group

          a. On July 30, 2004, a transaction was consummated, within the framework of which, Klepierre - a French group of companies, an owner and operator of shopping centers in Europe ("Klepierre") - acquired from PC (EMI's wholly owned subsidiary) the entire equity and voting rights, in 12 Hungarian shopping centers (excluding an area of 11,160 sq.m. designated for construction of offices in the complex adjacent to the Duna Plaza commercial center in Budapest) ("the sold centers"), as well as 50% of the equity and voting rights in and to a wholly owned subsidiary of PC which operates as the management company of the Hungarian commercial and entertainment centers ("Hungarian Management Company"). The remaining 50% of the equity and voting rights in the Hungarian Management Company were retained by PC. Klepierre was granted a call option, exercisable as and from the 5th anniversary of the closing, to acquire the remaining 50% of the equity and voting rights in consideration for a price to be calculated upon exercise in accordance with an agreed upon methodology. Concurrently, PC was granted a put option to oblige Klepierre to acquire same shares under same conditions, in the event the call option is not so executed.

                                      F -36-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

NOTE 9 -    INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. Additional information as to investments in subsidiaries and changes thereof (Cont.)

     (3)  Companies within the Plaza centers (Europe) B.V. ("P.C.") Group
          (cont.)

          a.   (Cont.)

               Value of the sold centers and Hungarian Management Company ((euro)287.0 million) was determined according to a methodology stipulated in the agreement, which is based, mainly, on the revenues thereof (net after deduction of certain operating costs and management fees at an agreed rate) and on agreed upon capitalization rates. Cash consideration paid to PC, which amounts to (euro)94.1 million, was determined according to value of the sold centers with an addition of monetary and other balances, following deduction of banking and other monetary liabilities relating to the said assets (net after adjustment required based on audited financial statements as of June 30, 2004, which were settled in March 2005). As security for achieving certain future revenues, PC had provided a bank guarantee totaling (euro)7.5 million which will annually decrease commencing from the fourth anniversary through the tenth, of closing. As security of fulfillment of certain tax related conditions (to the extent relevant, if at all), PC deposited
               (euro)6.8 million in an escrow account, which have been released to the Company, in accordance with the agreement, in March 2005. As a condition to such release of the escrow funds and concurrently thereto, EMI provided, in favor of the purchaser, a 5 year guarantee, at a basic amount of (euro)6.8 million as well as an additional amount up to an amount equal to 25% of same, and all, to secure certain payments to foreign tax authorities, if and to the extent imposed on the sold companies and which relate to the periods prior to the sale.

               The book value of the assets of those entities holding the sold centers, their revenues and operating profits, as recorded in the consolidated financial statements as of June 30, 2004 and for the 6 month period then ended, totals (euro) 293.0 million (NIS 1,722.0 million), (euro)20.4 million (NIS111.3 million) and
               (euro)8.2 million (NIS 45.0 million), respectively.

               The transaction consists of agreements of a future acquisition by Klepierre of additional property measuring approximately 12,000 sq.m. to be constructed (if and to the extent) by PC for them, as an extension to the Duna Plaza. Execution of extension and completion of the transaction are subject, among other things, to obtaining regulatory approvals and permits from various governmental authorities, during a specific period stipulated in the agreement, as well as to utilization of premises while fulfilling certain operational targets. The amount of consideration and schedule of payments, follows an agreed upon methodology, as well as assets value based on revenues and agreed upon capitalization rate.

               Upon consummation of the transaction, PC retained ownership of 4 operational commercial and entertainment centers in Hungary, as well as certain office area. PC also retained ownership of 3 operational commercial and entertainment centers in Poland, which were excluded from the transaction.

               The Jointly controlled Hungarian Management Company will continue to operate the sold Centers as well as said 4 Hungarian commercial and entertainment centers retained by PC and the office area adjacent to the Duna Plaza in Budapest. The 3 operational Polish commercial and entertainment centers are operated by a separate management company incorporated in Poland, the equity and voting rights of which are vested with PC.

               EMI guaranteed fulfillment of PC's undertakings under the detailed agreements.


                                      F -37-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

NOTE 9 -    INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)


B. Additional information as to investments in subsidiaries and changes thereof (Cont.)

      (3) Companies within the Plaza centers (Europe) B.V. ("P.C.") Group
          (cont.)

          a.   (Cont.)

               The gain from the transaction is included in the other income item in the statement of operations for 2004. Said gain excludes an amount of (euro)11.2 million (NIS 65.8 million) to be realized subject to fulfillment of certain agreed upon conditions and obtaining of various permits and excludes also the additional gain expected from the abovementioned extension of the Duna Plaza.

          b. In January 2005, an agreement was signed by and between PC and the Dawnay Day Europe group - an international funds management company of the United Kingdom ("Purchaser") - in accordance with which, subject to fulfillment of certain conditions, Purchaser is to acquire from PC the entire equity and voting rights in 4 companies which own 4 commercial and entertainment centers in certain peripheral cities in Hungary ("Sold Centers").

               The asset value of the Sold Centers totals (euro)54.4 million (NIS 319.7 million), was calculated according to an agreed upon methodology and is based, mainly, on revenues thereof (net after deduction of certain operational costs and management fees). Net cash consideration which is to be paid to PC is estimated at
               (euro)16.7 million (NIS 98.1 million) and determined according to the asset value of the Sold Centers together with monetary and other balances, after deduction of bank and other monetary liabilities pertaining thereto, (subject to adjustments, which may be required up to 60 days following consummation) and with the addition of a variable amount, determined based on the period that would lapse as and from the effective date of the transaction (December 31, 2004) through consummation thereof, which is estimated, as at the approval date of these financial statements, at (euro)1.3 million.

               Consummation of the transaction is expected by April 2005. Should the transaction not consummate, the Company shall forfeit
               (euro)0.5 million which was deposited by the Purchaser in escrow in the former's favor.

               The Company undertook within the framework of the agreement to guarantee achieving of certain operational targets of one of the sold centers, and all for a period of 3 years from consummation.

               The Company's management estimates that the amount of the guarantee which may be exercised totals as at the date of the agreement, (euro)1.3 million (NIS 7.6 million).

               The Company undertook to guarantee fulfillment of all of PC's undertakings under the detailed agreements.

               The book value of the assets of the entities holding the Sold Centers, their revenues and operating profits thereof, as recorded in the consolidated financial statements as of December 31, 2004 and for the year then ended, totals (euro) 55.4 million (NIS 325.6 million), (euro)6.9 million (NIS 40.5 million) and
               (euro)2.5 million (NIS 14.7 million), respectively.

          c. PC holds 50% of the control and ownership rights as well as the right to appoint directors in Sadyba Centre S.A. ("Sadyba"), which holds and operates a commercial center in Warsaw, Poland. PC and the joint shareholder have principally agreed on the acquisition by PC of the latter's shares in Sadyba, in consideration for $20.0 million. Execution of the agreement is subject to receipt of financing from a foreign bank concurrently with the lifting of the liens granted to an Israeli bank on the shares in Sadyba as well as on the execution of a detailed agreement between the parties.

                                      F -38-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

NOTE 9 -    INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. Additional information as to investments in subsidiaries and changes thereof (Cont.)

     (3)  Companies within the Plaza centers (Europe) B.V. ("P.C.") Group
          (cont.)

          d. In December 2003 a transaction was concluded in the framework of which a wholly owned subsidiary of PC (the "Purchaser") acquired control of a Hungarian company (the "Target Company") from the Hungarian privatization board. The Target Company owns 320,000 sq.m. of land on the island of Obuda in the Danube River, located in the heart of Budapest. The Purchaser acquired 66.8% of the ownership rights thereof and 91.0% of the voting rights therein, in consideration for (euro)18.0 million.

               In accordance with an arrangement between PC and a Hungarian commercial bank (the "Bank"), the Bank granted the Purchaser a long-term loan of (euro)14.4 million to finance the acquisition. The loan is linked to the Euro, bears interest at EURIBOR + 2% per annum, and is fully repayable on December 3, 2005. As security for the loan, the Purchaser, among other things, pledged its shares of the Target Company. In addition, the Company undertook to guarantee repayment of the loan in the event that the construction plans are not approved, as detailed hereinafter. Shareholders rights in the Target Company will be subordinate to the Bank loan. In February 2004, the Bank had exercised an option (granted in terms of the agreement), to acquire 50% of the rights in the Purchaser in consideration for (euro)2.3 million (representing 50% of the assets of the Target Company less 50% of loans received to finance the acquisition). Principles of joint control of the parties (50% each) were established in terms of the agreement.

               In April 2004, a shareholders (joint venture) agreement was executed, by and between the Purchaser and minority shareholders of the Target Company, which is subject to fulfillment of certain conditions (mainly, permit of the competent authorities to change of zoning and obtaining of building permits), in terms of which minority shareholders paid to the Purchaser $1.0 million in exchange of the harmonization of the voting rights thereof in the Target Company to their equity rights in same (33%). Minority shareholders were granted a put option for a period of 3 years following closing, to sell their shares in the Target Company to the Purchaser in consideration for a price which is to reflect the cost of the Target Company's shares acquired by the purchaser with the addition of interest at a rate of Euribor +2% per annum and less profits distributed thereby prior to sale.

               Resolutions of the Target Company are to be approved by majority of votes while exercising certain minority rights in specific extraordinary matters, in which a 75% majority of votes of shareholders or directors, as the case may be, is required. The parties undertook to complete their respective investments in the Target Company's shareholders equity, up to a rate of shareholder equity and bank loans not less then 20% and 80%, respectively.

               Concurrently with said agreement, another agreement was executed with a company owned by PC's former manager ("ESI") in terms of which such former manager is to be appointed as manager of the Target Company. It was also agreed that, subject to fulfillment of certain conditions, ESI shall purchase 10% of equity and voting rights of existing shareholders of the Target Company, in consideration for acquisition cost thereof, by the Purchaser from the Hungarian Privatization Board. Financing the purchase by ESI of its interest shall be finance through loans to be granted thereto by the shareholders, pro rata to their shareholdings, in the aggregate total amount of (euro)0.6 million, repayable until 3 year from grant.

                                      F -39-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

NOTE 9 -    INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. Additional information as to investments in subsidiaries and changes thereof (Cont.)

     (3)  Companies within the Plaza centers (Europe) B.V. ("P.C.") Group
          (cont.)

          d.   (Cont.)

               The Target Company has construction rights for 300,000 sq.m. designated for offices, commerce, tourism, entertainment, recreation and hotels. Structures with an area of 55,000 sq.m. are presently built up on the land and leased to offices, restaurants and entertainment businesses. The parties intend to act to change the zoning according to the urban building plan, with a view to enhancing the value of the land and the construction thereon.

               Restrictions, on transfer of share, shall remain during a 2 year period following consummation of the abovementioned agreements.

               Immediately following completion of the aforementioned transactions and execution of all matter arising therefrom, the Company together with the Bank will jointly (50% each) control the Purchaser, whereas shareholdings in the Target Company are as follows - 60% of equity and voting rights to be retained by the Purchaser, 30% to be held by minority shareholder and 10% by ESI.

               Financial statements of the Purchaser and the Target Company are included in the consolidated financial statements of the Company by the equity method.

      (4) Companies in BEA Hotels N.V. ("B.H.") Group

          a. Thirty-five percent (35%) of the share capital of SHH (the company holding the ownership interest in the Shaw Hotel in London) is held by B.H., with another 35% being held by the Red Sea Hotels Group ("RSG"), and the balance (30%) - by another corporation ("The Shareholders"). The Shareholders and the companies controlled thereby are bound by an agreement in terms of which, inter alia, terms and conditions of holding in and to the SHH shares, are regularized (including voting rights and rights to appoint directors).

               Park Plaza Hotels Europe BV ("the Management Company"), B.H. and RSG, are bound by a methodology in terms of which the Management Company is entitled to receive 10% of "free funds for distribution" in excess of 10% of all shareholders' investments (10% of shareholders loans (principal) with the addition of 8% annual interest accrued thereon). The Management Company will also be entitled to all economic and other rights and benefits ("beneficial rights") pertaining to 10% of the rights deriving from all issued and outstanding shares of SHH, which are to be jointly held on its behalf, by B.H. and RSG. The legal rights attached to the shares as well as voting rights therein will be retained by the registered shareholders. The effective shareholding of B.H in SHH amounts therefore to 30%. The Management Company is entitled at any time to request the conversion of its beneficial rights into shares with identical rights to those held by the registered shareholders, subject to the investment of its proportionate share in SHH, the consent of all shareholders of SHH and that of the Hotel's financing banks.
          b. The Management Company is vested, in addition, with ownership rights at a respective rate of 5%-10% (excluding voting rights) in several corporations, which are held by B.H. jointly with RSG.

          c. B.H. holds, through a wholly owned and controlled subsidiary, incorporated in Romania ("Domino") - approximately 70% of SC Bucuresti Turism S.A. ("Bucuresti") which in turn owns a complex consisting of a hotel, an apartment hotel, commercial areas and a restaurant, situated in the heart of Bucharest, Romania ("the Bucuresti Complex"). Bucuresti was purchased through a privatization tender published by the State Ownership

                                     F -40-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

               Fund of the Romanian government ("SOF"). The tender procedure was approved by a decision of the Supreme Court of Romania.










                                      F -41-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

NOTE 9 -    INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

B. Additional information as to investments in subsidiaries and changes thereof (Cont.)

     (4)  Companies in BEA Hotels N.V. ("B.H.") Group (cont.)

          c.   (cont.)

               The acquisition of most of the rights in Bucuresti was carried out within the framework of a memorandum of understanding ("MOU") for the establishment of a joint venture, 80% of the rights of which were to be held by B.H. and 20% of the rights by an unrelated third party ("Third Party Shareholder"). Based on the terms of the MOU, B.H. is entitled to receive 100% of Domino's profits to be distributed as dividends up to an aggregate amount of $2.0 million. Income in excess of such amount is to be distributed according to holdings ratio (80%: 20%). In addition, B.H. has a Put Option to oblige the Third Party Shareholder to increase its interest from 20% up to 50% (based in full investment cost) for period and in terms to be agreed upon by the parties. The parties undertook to finance the renovation of the hotel, should same be required. Should one of the parties fail to provide the financing pro rate to its share, holdings thereof will be diluted based on a methodology to be agreed upon.

               As a result of a breach of agreements and undertakings by the Third Party Shareholder, B.H. announced the termination of all agreements and simultaneously filed, together with its subsidiary a law-suit against the Third Party shareholder for all damages incurred thereby due to the latter's breach of contracts and undertakings. B.H. withheld, prior to filing the claim, the Third Party Shareholder's shares as security for fulfillment of its undertakings. As a result of the agreements' termination and the filing of the lawsuit, the Company believes, based on legal advice, that it is no longer required to transfer said shares, which follows that B.H., is in effect the holder of the entire share capital and voting rights (indirectly) in Domino.

               B.H. filed a monetary claim against the Third Party Shareholder for noncompliance with the indemnity conditions, in the framework of which attachments were imposed on the Third Party assets. In February 2003, the Third Party Shareholder filed a statement of defense against the suit. Mediation proceeding between the parties failed, and a notice to that effect was filed by B.H. in January 2005 to the competent court, accompanied by a request to schedule a preliminary hearing. Such hearing is yet to be scheduled.

               For information concerning legal actions filed in connection with the purchase and ownership of Bucuresti shares, and the real estate owned thereby- See Note 17B.(4), below.

               Bucuresti shares are traded on the Romanian stock exchange. The value of B.H.'s holdings in Bucuresti shares, based on the price of a Bucuresti share as of December 31, 2004, amounts to NIS 23.4 million, and their book value as of that date amount to NIS 234.0 million.


                                      F -42-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------


NOTE 9 -    INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

C. The following is summarized data outlining the Group's share in items of the proportionately consolidated companies financial statements

     At December 31, 2004 and for the year then ended:


                                                                             (in thousand NIS)
                                                    -------------------------------------------------------------------
                                                                     Proportionately consolidated companies
                                                    -------------------------------------------------------------------
                                                                               R e p o r t e d
                                                    -------------------------------------------------------------------
Shareholding                                             50%              33.3%               30%               Total
------------                                        ----------         ----------         ----------         ----------

Current assets                                          61,774                782              4,479             67,035
Fixed assets and other assets                        1,046,759              4,520            117,828          1,169,107
Long-term deposits, loans and receivables               11,253                735             11,104             23,092
Current liabilities                                   (258,833)              (776)            (4,102)          (263,711)
Long-term liabilities                                 (476,855)            (4,781)          (151,164)          (632,800)
                                                    ----------         ----------         ----------         ----------
                                                       384,098                480            (21,855)           362,723
                                                    ==========         ==========         ==========         ==========

Liabilities to (of) group companies                    325,818             11,413            (14,674)           322,557
Shareholders' equity (deficiency)                       58,280            (10,933)            (7,181)            40,166
                                                    ----------         ----------         ----------         ----------
                                                       384,098                480            (21,855)           362,723
                                                    ==========         ==========         ==========         ==========

Revenues                                               171,303              2,080             13,241            186,624
                                                    ==========         ==========         ==========         ==========

Gross profit                                            69,681                632             10,109             80,422
                                                    ==========         ==========         ==========         ==========

Operating income                                        31,541                337             10,104             41,982
                                                    ==========         ==========         ==========         ==========

Net profit (loss)                                         (888)               496              1,505              1,113
                                                    ==========         ==========         ==========         ==========


                                                                      Convenience translation (US$'000)
                                                    -------------------------------------------------------------------
                                                                     Proportionately consolidated companies
                                                    -------------------------------------------------------------------
                                                                               R e p o r t e d
                                                    -------------------------------------------------------------------
Shareholding                                             50%              33.3%               30%               Total
                                                    ----------         ----------         ----------         ----------

Current assets                                          14,339                182              1,040             15,561
Fixed assets and other assets                          242,980              1,048             27,350            271,378
Long-term deposits, loans and receivables                2,612                171              2,578              5,361
Current liabilities                                    (60,082)              (180)              (952)           (61,214)
Long-term liabilities                                 (110,690)            (1,110)           (35,089)          (146,889)
                                                    ----------         ----------         ----------         ----------
                                                        89,159                111             (5,073)            84,197
                                                    ==========         ==========         ==========         ==========

Liabilities to (of) group companies                     75,631              2,649             (3,406)            74,874
Shareholders' equity (deficiency)                       13,528             (2,538)            (1,667)             9,323
                                                    ----------         ----------         ----------         ----------
                                                        89,159                111             (5,073)            84,197
                                                    ==========         ==========         ==========         ==========

Revenues                                                39,764                483              3,074             43,321
                                                    ==========         ==========         ==========         ==========

Gross profit                                            16,175                147              2,347             18,669
                                                    ==========         ==========         ==========         ==========

Operating income                                         7,321                 78              2,345              9,744
                                                    ==========         ==========         ==========         ==========

Net profit (loss)                                         (206)               115                349                258
                                                    ==========         ==========         ==========         ==========

                                      F -43-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

NOTE 9 -    INVESTMENTS IN INVESTEE AND OTHER COMPANIES (CONT.)

C. The following is summarized data outlining the Group's share in items of the proportionately consolidated companies financial statements (Cont.)

     At December 31, 2003 and for the year then ended:


                                                                         (in thousand NIS)
                                                   --------------------------------------------------------------
                                                                Proportionately consolidated companies
                                                   --------------------------------------------------------------
                                                                          A d j u s t e d
                                                   --------------------------------------------------------------
       Shareholding                                   50%               33.3%             30%              Total
                                                   --------          --------          --------          --------
Current assets                                       38,127               466             4,349            42,942
Fixed assets and other assets                       837,567             3,851           113,736           955,154
Long-term deposits, loans and receivables             2,479               747             5,388             8,614
Current liabilities                                (268,195)             (311)           (2,892)         (271,398)
Long-term liabilities                              (261,321)           (4,275)         (142,826)         (408,422)
                                                   --------          --------          --------          --------
                                                    348,657               478           (22,245)          326,890
                                                   ========          ========          ========          ========

Group companies' liabilities                        312,113            10,579           (14,049)          308,643
Shareholders' equity (deficiency)                    36,544           (10,101)           (8,196)           18,247
                                                   --------          --------          --------          --------
                                                    348,657               478           (22,245)          326,890
                                                   ========          ========          ========          ========

Revenues                                            138,630             1,783            13,578           153,991
                                                   ========          ========          ========          ========

Gross profit                                         53,165               538             9,246            62,949
                                                   ========          ========          ========          ========

Operating income                                     19,843               228             8,980            29,051
                                                   ========          ========          ========          ========

Net profit                                               12                64             4,330             4,406
                                                   ========          ========          ========          ========


                                     F -44-

                           ELBIT MEDICAL IMAGING LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

NOTE 10 -   FIXED ASSETS

A.   Composition:


                                                                   D e c e m b e r  3 1
                                         -----------------------------------------------------------------------------------
                                                                         2 0 0 4
                                         -----------------------------------------------------------------------------------
                                                                     R e p o r t e d
                                         -----------------------------------------------------------------------------------
                                                         R e a l e s t a t e
                                         -------------------------------------------------
                                                   Hotels               Commercial centers
                                         ---------------------------    ------------------
                                                                                                                   Other
                                                           Under                      Under                        fixed
                                          Active(1)     construction   Active      construction      Other         assets
                                          ---------     ------------   ------      ------------      -----         ------
                                                                        ( i n  t h o u s a n d  N I S )
                                         ----------------------------------------------------------------------------------
Cost
Balance as of January 1
 (adjusted amounts)                        1,116,088       448,757    3,162,590       238,578       191,076        62,900
Additions (disposal) in respect of
 initially consolidated
 (unconsolidated) companies                     --            --     (1,753,222)       36,906        (4,719)         --
Adjustments resulting from
 translation of foreign
 subsidiaries financial statements            80,813        44,384      137,473        14,378        10,737         1,589
Additions during the year                      1,801       148,964       26,572       153,280         4,620         1,521
Commercial centers whose construction
 ended during the year                          --            --         50,770       (50,770)         --            --
Land whose ultimate designation is
 yet to be determined                           --            --        (69,475)       27,673        41,802          --
Disposals in reported year                    (2,703)         --        (11,505)         --         (29,235)      (36,987)
                                             -------       -------    ---------       -------       -------        ------
Balance as of December 31 (reported
 amounts)                                  1,195,999       642,105    1,543,203       420,045       214,281        29,023
                                             -------       -------    ---------       -------       -------        ------

Accumulated depreciation:
Balance as of January 1 (adjusted
 amounts)                                    158,443    (2) 37,896      261,501          --           7,404        22,584
Additions (disposal) in respect of
 initially consolidated
  (unconsolidated) companies                    --            --       (246,530)         --            (553)         --
Additions during the year                     35,943          --         86,074          --           3,107         7,194
Adjustments resulting from translation
 of foreign subsidiaries
 company's financial statements               13,654         5,474        8,946          --             575           890
Disposals in reported year                    (2,312)         --         (2,205)         --          (3,917)      (19,730)
                                             -------       -------    ---------       -------       -------        ------
Balance as of December 31 (reported
 amounts)                                    205,728        43,370      107,786          --           6,616        10,938
                                             -------       -------    ---------       -------       -------        ------

Payments on account of fixed
 assets                                         --            --           --            --            --       (3) 4,419
                                             -------       -------    ---------       -------       -------        ------
Provision for impairment of investments
 and assets (See C. below)                    52,092          --         80,144          --          14,413          --
                                             -------       -------    ---------       -------       -------        ------
Depreciated balance net book value:
   As at December 31 2004 (reported
    amounts)                                 938,179       598,735    1,355,273       420,045       193,252        22,504
                                             =======       =======    =========       =======       =======        ======

   As at December 31 2003 (adjusted
    amounts)                                 915,821       410,861    2,854,627       247,480       163,022        37,864
                                             =======       =======    =========       =======       =======        ======


                                               -------------------------------------
                                                                             2003
                                               -----------------------    ----------
                                                                           Adjusted
                                               -----------------------    ----------
                                                           Convenience
                                               Total       translation      Total
                                              ---------    -----------     -------
                                                            US$'000        NIS'000
                                              ---------    -----------     -------
Cost
Balance as of January 1
 (adjusted amounts)                           5,219,989     1,211,695     4,505,972
Additions (disposal) in respect of
 initially consolidated
 (unconsolidated) companies                  (1,721,035)     (399,497)      (19,233)
Adjustments resulting from
 translation of foreign
 subsidiaries financial statements              289,374        67,171       312,401
Additions during the year                       336,758        78,170       448,801
Commercial centers whose construction
 ended during the year                             --            --            --
Land whose ultimate designation is
 yet to be determined                              --            --            --
Disposals in reported year                      (80,430)      (18,670)      (35,012)
                                              ---------       -------     ---------
Balance as of December 31 (reported
 amounts)                                     4,044,656       938,869     5,212,929
                                              ---------       -------     ---------

Accumulated depreciation:
Balance as of January 1 (adjusted
 amounts)                                       487,828       113,238       350,849
Additions (disposal) in respect of
 initially consolidated
  (unconsolidated) companies                   (247,083)      (57,354)       (2,311)
Additions during the year                       132,318        30,714       118,737
Adjustments resulting from translation
 of foreign subsidiaries
 company's financial statements                  29,539         6,857        29,313
Disposals in reported year                      (28,164)       (6,538)       (8,760)
                                              ---------       -------     ---------
Balance as of December 31 (reported
 amounts)                                       374,438        86,917       487,828
                                              ---------       -------     ---------

Payments on account of fixed
 assets                                           4,419         1,027         7,060
                                              ---------       -------     ---------
Provision for impairment of investments
 and assets (See C. below)                      146,649        34,041       102,486
                                              ---------       -------     ---------
Depreciated balance net book value:
   As at December 31 2004 (reported
    amounts)                                  3,527,988       818,938
                                              =========       =======
   As at December 31 2003 (adjusted
    amounts)                                                              4,629,675
                                                                          =========

--------------------
(1)  Includes a hotel in London leased for 25 years.
(2)  In respect of hotel, closed during 2003, for renovations.
(3)  See Note 17A.(12), below.

                                      F -45-

                          ELBIT MEDICAL IMAGING LTD.
                      NOTES TO THE FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 10 -   FIXED ASSETS (CONT.)

A.   Composition (Cont.):

     Cost of fixed assets includes:

                                                    Net book Value
                                             --------------------------------
                                                      December 31
                                             --------------------------------
                                              2004        2003        2004
                                             --------   --------   ----------
                                             Reported   Adjusted    Reported
                                             --------   --------   ----------
                                                                   Convenience
                                                                   translation
                                                                   -----------
                                               (in thousand NIS)     US$'000
                                             -------------------   -----------
          Financial expenses capitalized
           to cost of the buildings
           under construction                 130,052   133,556      30,188
                                              =======   =======      ======

B. Composition of land & buildings, distinguished between freehold and leasehold rights:


                                                     Net book Value as at December 31, 2004
                          -----------------------------------------------------------------------------------------------
                                                              Reported amounts
                          -----------------------------------------------------------------------------------------------
                                   Hotels                  Commercial centers
                          --------------------------   --------------------------
                                           Under                        Under                                 Convenience
                            Active      construction     Active      construction     Others       Total      translation
                            ------      ------------     ------      ------------     ------       -----      -----------
                                                          (in thousand NIS)                                      US$'000
                          ---------------------------------------------------------------------------------   -----------

     Freehold (1)            827,158       213,206        540,615       402,996       191,119     2,175,094       504,896
     Leasehold:
       Capitalized        (2) 30,422          --       (7)606,869     (6)17,049         2,133       656,473       152,384
       Uncapitalized      (3) 80,599     (4)385,529    (5)207,789          --            --         673,917       156,434
                          ----------     ---------     ----------     ---------     ---------     ---------     ---------
                             938,179       598,735      1,355,273       420,045       193,252     3,505,484       813,714
                          ==========     =========     ==========     =========     =========     =========     =========

     (1) Majority of the rights are registered in the name of those subsidiaries, which own the rights thereto.

     (2) Leasehold rights (capitalized for a 50-year period until 2036), of the land area on which the Utrecht Park Plaza Hotel is situated, were acquired from the municipality of Utrecht. The execution of any change in the use of the land or the demolition of a building constructed thereon requires the consent of the municipality. The lessee has no rights of leasehold termination. The municipality has the rights to terminate the leasehold rights should it determine that the land is required for public use or in the event a court determines that the lessee failed to fulfill its undertakings under the terms of the lease.

     (3) The sub-lease rights, of the Sherlock Holmes Park Plaza Hotel, are for a period of 99 years (through 2095), in exchange for an annual fixed amount. The average annual rent payments for the years 2005 and 2006 are (pound)0.6 million. The rent payments are adjusted every five years on the basis of "open market value". First such adjustment is to be carried out in October 2006. The company holding the property has an option to terminate the lease in 2059 with an advance notice of 2.5 years.

          A Red Sea Group company ("guarantor") guaranteed fulfillment of all undertakings of the lessee as if it was a principal party to the agreement. The guarantee contains a provision, by which, in the event the guarantee is exercised, the land-owners may require the guarantor to assume the lessee's position as a lessee. Two documents were executed between the guarantor and B.H., which establish the indemnification procedures amongst them, in relation to said guarantee.

                                      F -46-

                          ELBIT MEDICAL IMAGING LTD.
                      NOTES TO THE FINANCIAL STATEMENTS
------------------------------------------------------------------------------


NOTE 10 -   FIXED ASSETS (CONT.)

B. Composition of land & buildings, distinguished between freehold and leasehold rights (Cont.):

     (4) The leasehold rights to a land area on which the Riverbank Park Plaza Hotel is located, are for a period of 125 years, in consideration for annual payment of (pound)0.5 million, adjusted every five years based on the CPI in England, with the first such adjustment to be carried out in May 2005. The leasehold is subject to various previous rights exists on this property, as well as easements granted to certain authorities, contingent upon which the leasing of the property had been carried out; The lessee may not assign its rights to a third party without the lessor's consent; Should the lessee breache any of its undertakings under the agreement, then the lessor would have a right of forfeiture of the property, all as stipulated in the lease agreement.

     (5) Leasehold rights in respect of land in Warsaw, Poland, on which a commercial and entertainment center is constructed (Sadyba), at a depreciated cost (Company's share of 50%) of NIS 117.2 million, are for a period of 25 years (ending in 2021), in consideration for an annual leasing fee (50%) of (euro)0.2 million (NIS 1.2 million), adjusted based on the CPI in Poland.

          Perpetual usufruct in respect of land in Poland, on which a commercial and entertainment center is constructed (Ruda Slaska), at a depreciated cost of NIS 90.6 million, in consideration for an annual leasing fee of PLN 0.5 million (NIS 0.7 million).

     (6) Leasehold rights in respect of areas of land in Lodz and Lublin (Poland) as well as Pilsen and Praha (Czech Rep.) which commercial and entertainment centers are designated to be constructed on, are mainly for a period of 99 years, in consideration for aggregate annual leasing fee of (euro)0.3 million (NIS 1.5 million).

     (7) Capitalized lease rights in respect of the Arena entertainment and commercial center are for a period of 49 years with an option for an additional 49 year lease period. The option period will expire in 2086, subject to the lessee's compliance with the terms of the lease.

     (8) A subsidiary incorporated in Praha (Czech Rep.) has entered in October 2003, into an agreement with a third party, for the lease of commercial areas in a center to be constructed on property owned thereby, for a period of 30 years, with an option to extend the lease period by additional 30 years, in consideration for (euro)6.9 million to be paid during construction, as advance payment, in respect of the lease period (excluding the option period).

     (9) PC has entered, in November 2003, into an agreement for the purchase of 50% of the ownership of a Company registered in Lublin, Poland ("MPSA"), in consideration for (euro)1.1 million. Financing of the project to be constructed by MPSA is to be borne by both parties in equal shares, except for initial payment of $4.0 million which is to be provided by PC, with half of such amount shall be considered as a loan to the other shareholder. PC has invested through December 31, 2004, (euro)3.7 million.
          Perpetual usufruct in and to the land - being the subject matter of the project - have been acquired from the local municipality for a period of 99 years, with a view of constructing thereon a complex, consisting of: a hotel, offices, congress center and the like. In accordance with the terms of the perpetual usufruct, MPSA was to commence construction within 12 months of receipt of a construction permit (2001) and complete same within 6 years of commence. MPSA undertook in terms of the agreement, to execute on its own account, part of the infrastructure and site development. MPSA has a right to acquire the land, upon completion of construction, at an agreed upon price (PLN 8.5 million ((euro)2.1 million) net (after dedication) of accumulated lease fees paid through acquisition). As of the date of approval of these financial statements, construction of the complex has not yet commenced.

          The local municipality is entitled to terminate the perpetual usufruct if and to the extent the use of the land does not correspond to the approved usage and/or in the event unauthorized delays or schedule deviations occur. Should perpetual usufruct be so terminated, MPSA shall be entitled to demand reimbursement of its investment in the construction of the complex through termination.

                                      F -47-

                          ELBIT MEDICAL IMAGING LTD.
                      NOTES TO THE FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 10 -   FIXED ASSETS (CONT.)

B. Composition of land & buildings, distinguished between freehold and leasehold rights (Cont.):

      (9) (Cont.)

          In November 2004 MPSA and the local municipality amended the agreement so as to divide the project into two stages, subject to the first (construction of the congress and commercial areas) being completed by May 2006. The second stage (construction of the hotel and office area) shall commence by no later than May 2009 and conclude by the end of 2011. The agreement forbids changes to be made to the size of the land designated for the hotel or office center or their respective designation. Should MPSA fails to comply with the timetable of the second stage a penalty shall be imposed thereon in the amount of PLN
          2.5 million ((euro)0.6 million).

          The original construction permit is about to expire in June 2005. MPSA has filed for a new permit to be issued in accordance with the terms of amended agreement as aforestated. A revised construction permit has not been granted as at the date of approval of the financial statements. In the event the Company does not receive the revised permit and/or fails to fulfill its undertakings under the terms of the perpetual usufruct, then and in such events, its rights in and to the property may be materially adversely affected or utterly lost.
          PC's management is of the opinion that no reason exists which may prevent the grant, in the near future, of the revised construction permit by the local authorities, which will allow for the construction on site, of the commercial center as planned, and that there exists no reason which may prevent completion of construction on schedule. PC's management estimates that MPSA and the local authorities will agree on the change of size and/or designation of land, should same be required, for maximizing the potential vested in the land.

     (10) In March 2004, PC entered into an agreement for the acquisition, in consideration for (euro)2.1 million, of 50% of the ownership in and to a Latvian corporation which owns land property, in respect of which construction permit has been issued, with the view of constructing thereon a commercial and entertainment center. Throughout 2004 and up to the date of approval of these financial statements, the Latvian corporation acquired additional land properties. PC's share in the cost of such land acquisition amounts to (euro)2.4 million.
          The construction permit issued in respect of the land, which was valid at the time of PC's acquisition thereof, has expired in September 2004. Following the additional land acquisitions, and in light of the possibility which has arisen to substantially upgrade the scope of the project (including the construction of an underground parking, reducing construction costs, alterating the form of the project while improving same in comparison with the previous plans, etc.) PC has extensively changed the structure of the project, which required revision to be made to the building permit, in order to allow for the approval of the project in its expanded scope.
          In February 2005, a principle approval was granted for the structural changes and expansion of the project. Such approval while not constituting, per se, a construction permit, represents however a material milestone in the preliminary proceedings of filing various documents and requirements to the municipality, required for the issuance of the revised construction permit. PC is of the opinion that there is no reason, which may prevent the issuance of the building permit, and that same is expected, as per PC's estimate, to be granted by the end of 2005.

     (11) Construction works, on a land (freehold) designated for the construction of a commercial and entertainment center in Poland, the investment in which amounts to (euro)2.4 million, have not yet commenced. The acquisition agreement contains a provision for a fine of (euro)0.6 million to be imposed on the Company should construction of the commercial and entertainment center not be completed by December 2005. PC's management estimates that such provision will not be used and no substantial costs will be borne thereby due to its breach (if at all).

                                      F -48-

                          ELBIT MEDICAL IMAGING LTD.
                      NOTES TO THE FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 10 -   FIXED ASSETS (CONT.)

B. Composition of land & buildings, distinguished between freehold and leasehold rights (Cont.):

     (12) In May 2000 a Greek subsidiary ("Helios") obtained a building permit for the construction of a commercial and entertainment center on the area of land owned thereby. The costs of the investment in and to the land (including development and other costs) totaled, on December 31, 2004, (euro)21.0 million. Excavation works commenced in 2001, but shortly thereafter the works were suspended due to archeological findings at the site. Final clearance issued by the competent archeological authorities was obtained on February 2002. However, in terms of the archeological clearance, and in order to comply with the provisions of an environmental and traffic impact plan, Helios was required to carry out certain modifications to the architectural plans of the commercial and entertainment center. Upon completion of the new requirements, Helios submitted an application for a revised building permit. In December 2003, the local governmental authorities placed a one year moratorium on the issuance of all building permits for the entire Pireas Avenue strip (which includes the land owned by Helios).

          In November 2004 a new "land use law" for the area in which the site of Helios is situated was enacted, restricting the use of the site, only to office buildings and/or residential buildings and/or small size retail activities. In consequence, the status of the initial building permit allowing for the construction of a commercial and entertainment center, and the application for the amended building permit, has become unclear. Helios has filed a formal appeal to the courts of competent jurisdiction and to the authorities responsible for issuing building permits, in order for the original building permit to be restored.

          In February 2005, the Greek government issued a new law related to undertakings of contractors for public works. This law also stipulates new procedures regarding revoked building permits, or building permits which were the subject of moratoria. According to preliminary legal advice obtained, the implementation of this new law may have a positive impact on the actual status of the project.

          Considering, the unclear nature of the status of the initial building permit, the application for the amended building permit and the recent legislative changes which affect the project, the management of PC is currently reassessing the existing legal status situation, on one hand and is considering the alternative possible solutions which are available to it, on the other, in order to finalize the project as originally planned. In addition, PC's management is examining, simultaneously, the possibility that substantial changes may be required to be made to the extent and nature of the project, the viability of such alternative projects, and the commercial and financial implications of such changes.
          Notwithstanding the aforestated, PC's management estimates that the project cost, as recorded in Helios' books of record, does not exceed its recoverable amount.

     (13) In August 2001, a subsidiary, located in Lodz, Poland, received a construction permit for the construction of a commercial and entertainment center, which expired prior to the balance sheet date. Construction works in respect of this project have not commenced as at the approval date of these financial statements. The cost of investment in the land (including demolition and other development costs) amounts to (euro)6.6 million. No zoning plans exist as at the balance sheet date, in respect of the area surrounding the respective land. Once construction plans are determined, new requests will be filed for a revised building permit. PC's management estimates that no additional substantial costs will be incurred thereby, in relation to obtaining the revised building permit and that the book value of the asset, as recorded in the financial statements, does not exceed its recoverable amount.

     (14) In April 2004, PC acquired a company, having rights in and to a land situated in the Czech Republic, in consideration for (euro)5.4 million, with the view of constructing a commercial and entertainment center thereon.

                                     F -49-

                          ELBIT MEDICAL IMAGING LTD.
                      NOTES TO THE FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 10 -   FIXED ASSETS (CONT.)

C.   Impairment of long-lived assets:

     (1) Repeated delays in the execution of infrastructure works by the Belgian authorities in the vicinity of the hotel owned by a Belgian subsidiary, which are beyond its control, are having an adverse effect on its activity and on the operation of the Aquatopia, which is located in the hotel site. In addition, repair works of certain material flaws in the operation of centralized systems, discovered upon the operation of the Aquatopia and which materially and adversely affect its scope of activity, may take a prolonged time to complete. In light of these delays Elscint deemed it necessary to re-examine the book value of its investment in the hotel and Aquatopia. As a result of this examination, Elscint included in its financial statements for 2004, a provision for the adjustment of the value of the investment to its fair value, the Company's share in which amounts to NIS 4.5 million (net of minority interest).

     (2) As part of the group's policy, project companies examine from time to time, the maximization of the economic potential of rental areas in the commercial and entertainment centers (under construction and operating), and accordingly make (during construction or operation) changes in the nature and/or classification and/or design of rental and/or self-operated areas. These changes some times substitute investments that were made during the course of construction of the center and/or shortly after the commencement of its operation. In view of the changes that are being implemented in or planned, certain project companies deemed it necessary to reexamine the economic value of some investments previously executed. As a result thereof and based on management's experience in realization of Hungarian centers as stated in Note 9B(3)a-b above and the ancillary proceedings, the project companies included in their 2004 financial statements a provision for loss (net after tax), the Company's share in which amounts to NIS 48.8 million.

D.   Annual depreciation rates - see Note 2H above.

     In March 2004, Elscint was furnished, per its request, with an opinion by a civil engineering firm in London, according to which the remaining economic useful life of two hotels owned thereby, which are located in London, is substantially longer than that which the group previously ascribed thereto (67 years). According to the said opinion, economic benefit period is no shorter period than 95 years. The group therefore, as and from January 1, 2004 depreciates the balance of such assets' depreciated cost as of December 31, 2003, over a 95-year period. Consequently depreciation costs for the year ended on December 31, 2004, have decreased by NIS 0.7 million.

E.   Liens - see Note 17D below.


                                      F -50-

                          ELBIT MEDICAL IMAGING LTD.
                      NOTES TO THE FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 11 -   OTHER ASSETS AND DEFERRED EXPENSES

A.   Composition:


                                                                             December 31
                                                            -----------------------------------------------
                                                              2004               2003             2004
                                                              ----               ----             ----
                                                            Reported           Adjusted          Reported
                                                            --------           --------          --------
                                                                                               Convenience
                                                                                               translation
                                                                                               -----------
                                                                (in thousand NIS)                US$'000
                                                            --------------------------         -----------

Cost
Acquired patent rights, technical
  know-how and other intellectual property                   26,863             27,454            6,236
Hotels' and/or commercial centers'
  pre-opening expenses                                       20,048             15,023            4,654
Leisure and entertainment facilities operating rights        22,197             21,026            5,153
Expenses for obtaining loans                                 31,324             42,114            7,271
Project initiation costs                                      3,242              3,929              753
Cost of obtaining long-term leases                           19,177             26,627            4,450
Cost of long-term service contract                            3,208              3,281              745
                                                            -------            -------          -------
                                                            126,059            139,454           29,262
                                                            -------            -------          -------

Accumulated amortization
Acquired patent rights, technical
  know-how and other intellectual property                   16,114             13,722            3,740
Hotels' and/or commercial centers'
  pre-opening expenses                                       16,404             10,328            3,808
Leisure and entertainment facilities operating rights        22,197             10,884            5,153
Expenses for obtaining loans                                  3,807              6,550              884
Cost of obtaining long-term leases                           10,474             11,768            2,432
Cost of long-term service contract                            1,204                404              279
                                                            -------            -------          -------
                                                             70,200             53,656           16,296
                                                            -------            -------          -------
Amortized cost (net book value)                              55,859             85,798           12,966
                                                            =======            =======          =======

B.   Amortization rates - see Note 2I. above.


                                      F -51-

                          ELBIT MEDICAL IMAGING LTD.
                      NOTES TO THE FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 12 -   SHORT-TERM CREDITS

A.   Composition:


                                                            December 31
                                  ---------------------------------------------------------
                                                2004                  2003         2004
                                  -------------------------------   --------     ----------
                                                         Reported   Adjusted     Reported
                                                         --------   --------     ----------
                                  Interest                                      Convenience
                                    rate                                        translation
                                  --------                                      -----------
                                      %                    (in thousand NIS)     US$'000
                                  --------               -------------------    -----------

     Short-term bank
      Loans: (1)
         US dollars              Libor+ 1.00-3.35         276,512    360,964      64,186
         Euro                    Euribor+ 1.50-2.90        84,320     88,398      19,573
         Pounds sterling         Libor+ 2.90                1,394     38,875         324
         NIS                     Prime+ 1.10               23,067     19,190       5,354
                                                          -------    -------     -------
                                                          385,293    507,427      89,437

     Current maturities (2)                               151,644    410,382      35,200
                                                          -------    -------     -------
                                                          536,937    917,809     124,637
                                                          =======    =======     =======

     (1) In 2004, the Company repaid to an Israeli Bank, loans totaling $17.0 million (NIS 73.2 million) out of deposits serving as security for these loans.

     (2) A long-term bank loan at an aggregate amount (as of December 31, 2004) of (euro)13.5 million (NIS 79.3 million), received by PC's consolidated company to finance the construction and operation of a commercial and entertainment center in Poland, provides for certain financial and operational covenants for the duration of the loan period (see Note 17D.(3)a. below). The parties to such loan agreement follow the terms and conditions provided therein in respect of the long-term repayment schedule. Due to the failure of the consolidated company to comply with the covenants on December 31, 2004, the loan was included amongst current liabilities.

          As to other loans with long-term nature - see note 14F., below.

B.    Liens - see Note 17D.

NOTE 13 -   PAYABLES AND OTHER CREDIT BALANCES


                                                                   December 31
                                                     --------------------------------------
                                                       2004           2003         2004
                                                     --------       --------    -----------
                                                     Reported       Adjusted      Reported
                                                     --------       --------    -----------
                                                                                Convenience
                                                                                translation
                                                                                -----------
                                                        (in thousand NIS)          US$'000
                                                        -----------------       -----------
Government institutions                               28,182         26,314          6,542
Wages and fringe benefits                             23,289         19,380          5,406
Payables in respect of currency transactions            --            4,195           --
Accrued interest payable                               5,640          6,965          1,309
Liabilities in respect of the acquisition of
 shares in subsidiaries (Note 18B(ii) below)            --           19,132           --
Prepaid income                                        16,768         12,278          3,892
CC Group companies                                       830           --              193
Deferred taxes                                         3,970          2,237            922
Deferred gain from realization of commercial
 centers (Note 9B(3)a, above)                         40,021           --            9,290
Advances in respect of land sale                       6,310           --            1,465
Accrued expenses, commissions and others              58,436         81,525         13,563
                                                     -------        -------        -------
                                                     183,446        172,026         42,582
                                                     =======        =======        =======


                                     F -52-

                          ELBIT MEDICAL IMAGING LTD.
                      NOTES TO THE FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 14 -   LONG-TERM LIABILITIES

A.    Composition:


                                                                 December 31
                                                  ------------------------------------------
                                                    2004             2003           2004
                                                  --------         --------      -----------
                                                  Reported         Adjusted        Reported
                                                  --------         --------      -----------

                                                                                 Convenience
                                                                                 translation
                                                                                 -----------
                                                     (in thousand NIS)             US$'000
                                                     -----------------           -----------
Loans -
From Banks and financial institutions            2,415,616       3,115,097          560,727
Less - current maturities (1)                     (151,644)       (410,382)         (35,200)
                                                 ---------       ---------          -------
                                                 2,263,972       2,704,715          525,527
                                                 ---------       ---------          -------

Convertible debentures (see G. below)               58,101            --             13,487
                                                 ---------       ---------          -------

Other liabilities:
Deferred income taxes                               31,522          87,263            7,317
Taxes on income - provision                          7,022          23,900            1,630
Suppliers                                           14,579             974            3,384
Pre-paid rent income                                11,470          23,803            2,662
Deferred gain from realization of
 commercial centers (Note 9B(3)a, above)            31,758            --              7,372
Accrued severance pay (2)                              473             451              110
                                                 ---------       ---------          -------
                                                    96,824         136,391           22,475
                                                 ---------       ---------          -------

                                                 2,418,897       2,841,106          561,489
                                                ==========      ==========       ==========

     (1)  See Note 12A.(2), above.
     (2)  see Note 15, below.

B.    Linkage basis and interest rates on loans:


                                                   December 31 2004
                                  ---------------------------------------------------
                                                                R e p o r t e d
                                                       ------------------------------
                                  Interest                               Convenience
                                    rate                                 translation
                                  --------                               -----------
                                      %               (in thousand NIS)   US$'000
                                  --------            -----------------  -----------
     Loans classified per
     currency:
       Euro(*)                   Euribor+ 1.35-2.85        908,381        210,859
       Euro                      5.10                      211,054         48,991
       Pound sterling            Libor+ 1.40-2.85          550,331        127,746
       Pound sterling (*)        5.80                      151,809        35,239
       US dollar                 Libor+ 2.50-3.35          580,458        134,739
       NIS                       Prime+ 2.20                 8,642          2,006
       South African rand        Prime- 1.00                 4,941          1,147
                                                        ----------       --------
                                                         2,415,616        560,727
                                                        ==========       ========

     (*) The interest on these loans are hedged by Swap transactions - see Note 23A.


                                     F -53-

                          ELBIT MEDICAL IMAGING LTD.
                      NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 14 -   LONG-TERM LIABILITIES (CONT.)

C.    Repayment schedule:

                                                         December 31, 2004
                                                 ------------------------------
                                                          R e p o r t e d
                                                 ------------------------------
                                                                   Convenience
                                                                   translation
                                                                   -----------
                                                 (in thousand NIS)   US$'000
                                                 ----------------- -----------

     First year - current maturities                  151,644         35,201
     Second year                                      833,522        193,482
     Third year                                        90,083         20,911
     Fourth year                                       94,127         21,849
     Fifth year                                       290,925         67,531
     Sixth year and thereafter                        955,315        221,753
                                                    ---------        -------
                                                    2,415,616        560,727
                                                    =========        =======

D. In July, 2003, the Company and EUN signed detailed loan agreements with an Israeli bank for the purpose of extending the repayment dates of loans obtained from the bank totaling $ 65.0 million (NIS 280.0 million), for a 10-year period. The loans will be repaid (principal and interest) in 18 equal semi-annual installments, commencing on June 30, 2004. As part of the agreement, an arrangement to accelerate repayment was established as follows: (i) net amounts received by the Company and/or EUN, from public or private offerings of securities of the Company (and/or of its subsidiaries which were financed by the loan funds), as part of a business merger, as the result of the realization of assets and/or investments, or as the result of refinancing or any other receipt of capital by the Company (and/or its subsidiaries, as above), will be used first to repay the loans;
     (ii) net amounts so received from realization of the shares of PC or shares of a Project Company (by means of sale or issuance to a third party) or the sale of a project owned thereby (in full or part), will serve to repay part of the loans (relative to the portion sold) that were received to finance the investment in shares or projects realized, as the case may be; (iii) part of the net amounts to be received from refinancing will be used initially to repay the loans, as long as the total balance of the loans exceeds $ 40.0 million. The Company and EUN have the right, in terms of the agreement, to convert on any repayment date the linkage currency of up to 50% of the balance of the loans, to Euro.

     Upon consummation of the transaction for the sale of the commercial and entertainment centers, in July 2004 and the execution of an agreement (in January 2005), for the sale of 4 additional centers in Hungary, the Company and EUN are conducting negotiations with the bank with the view of mutually rescheduling the rate and scope of repayments and the other terms of credit. In the framework of re-examining various terms contained in the loan agreements, the bank has informed the Company that (i) repayment of the loans which the Company and EUN were obliged to repay as a result of such sale of the commercial centers, as stipulated in the loan agreements, is not yet required; (ii) repayment of the short-term credit (principal and interest; including current maturities of long-term banking credit), which the bank had provided the Company with, and which repayment dates had fallen prior to 31 December 2004, will be required on 1 January 2006, with the exception of credit in the amount of $7.0 million dollars (NIS 30.2 million), which had accrued for payment, as abovestated and which would become due and payable, upon the bank's demand, by 30 June 2005; (iii) the bank has consented, subject to certain conditions, to the conversion of the linkage currency of the entire (100%) balance of the loans provided to the Company, from US Dollar to EURO, at the request of the Company and/or EUN. Accordingly, the balance of the bank credits (with the exception of the aforementioned $7.0 million), was classified as long-term loans.

                                     F -54-

                          ELBIT MEDICAL IMAGING LTD.
                      NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 14 -   LONG-TERM LIABILITIES (CONT.)

E. Bank loans include loans granted to Elscint from an Israeli bank totaling NIS 294.5 million, for the security of which Elscint undertook, among other things, to provide certain additional collaterals in favor of the bank (see
     Note 17D.(2) below). The bank has informed Elscint, of its principal consent to reschedule the repayment of the aforementioned loans for a period of 10 years, and all subject to the furnishing by Elscint of additional agreed upon securities as well as the execution of detailed agreements between the parties. Elscint's management estimates, based on such understandings, that subject to its provision of such securities, the balance of the loan will be rescheduled for a long term period. The bank has informed Elscint in writing, that it does not intend to demand repayment of the loans prior to January 1, 2006. The bank has also informed Elscint that in any event of a full or partial sale, issuance or a refinancing by Elscint, or in any other event constituting a trigger event, occurring prior to January 1, 2006, a repayment of a certain amount , as agreed upon by and between the parties or failing such agreement - as determined by the bank, is to be executed.

F. Within the framework of agreements for the receipt from Israeli banks of long-term foreign currency credit facilities in an aggregate amount, in which Elscint's share totals NIS 395.7 million, (for the financing hotels and/or entertainment and commercial centers construction), the companies owning the properties undertook in favor of the banks to comply, throughout the duration of the credit, with certain financial and operating covenants. Should such companies fail to comply with all or any of such covenants, or upon the occurrence of certain events as detailed in the agreements, the banks will then be entitled to demand the immediate repayment of the loans. As of December 31, 2004, the borrowers are yet to comply with certain covenants, which in the opinion of the managements thereof do not affect their repayment ability (principal and/or interest) to the banks on a regular basis and the actual repayments, as aforesaid. The parties to the agreements follow the terms and conditions provided therein in respect of the long term repayment schedule or in accordance with the agreement with the bank, as the case may be. The borrowers' managements are of the opinion, based on previous experience, that the banks will not call for immediately repayment of the credit, as a result of such temporary breaches. Elscint's management believes therefore that these loans are vested with a long-term nature. In addition, the banks have informed Elscint in writing as to their consent to extend the term of the above-mentioned credit facilities until January 1, 2006.

G. Debentures (issued to the existing shareholders of Insightec) bear annual interest at the rate of LIBOR + 3% (payable or accruable thereon as per Insightec's sole discretion) and are repayable in September 2009. The debentures (principal and interest, if relevant), are convertible at any time (in whole or in part), into ordinary shares of Insightec, based on the lower of (i) a premoney valuation of Insightec - of $110.0 million ($7.3 per share); or (ii) at an 85% of the next equity financing round price per share (as defined in the investment agreement). In the event of a qualified IPO of the Insightec shares (as defined in the investment agreement) occurring after September 2007, the debentures will automatically be converted into Insightec shares. The debentures were recorded as per their net aggregate value after deducting of the Company's share in the total investment-- namely $7.5 million (with GE's share being -$7.5 million and that of MTA -$6.0 million).

H.    Liens - see Note 17D.

                                      F -55-

                          ELBIT MEDICAL IMAGING LTD.
                      NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 15 -   ACCRUED SEVERANCE PAY

A.    Composition:

                                                        December 31
                                              -------------------------------
                                                2004       2003       2004
                                              --------   --------  ----------
                                              Reported   Adjusted    Reported
                                              --------   --------  ----------
                                                                   Convenience
                                                                   translation
                                                                   -----------
                                               (in thousand NIS)     US$'000
                                               -----------------   ----------

     Provision for severance pay               2,841      2,498       1,868
                                              ------     ------       -----

     Less - amounts deposited in the
            severance-pay fund                 1,286        965       1,507
          - Europe Israel (M.M.S.) Ltd.        1,082      1,082         251
                                              ------     ------       -----
                                               2,368      2,047       1,758
                                              ------     ------       -----
                                                 473        451         110
                                              ======     ======       =====

B.   In Israel:

     The Group companies' liability to employees upon their retirement includes, primarily, voluntary and/or involuntary termination severance payments as well as adaptation grants. The liabilities are partially covered by ordinary deposits to employees' accounts at accredited pension and severance-pay funds and/or by acquiring insurance policies. Such deposits are not under the custody or management of the Group companies and, therefore, are not reflected in the balance sheet. The balance of such payment obligations not covered by the above-mentioned deposits and/or insurance policies is stated at the balance sheet as a liability for employment termination. Insightec reached an agreement with its employees, according to which they would accept the provisions of Section No.14 of the Severance Compensation Act, 1963 ("Section 14"). Section 14 allows Insightec to make deposits in the severance pay fund according to the employees' current salary. Such deposits are releasing Insightec from any further obligation with this regard. The deposits made are available to the employee at the time when the employer-employee relationship ends, regardless of cause of termination. An amount equal to such obligation is deposited on behalf of the respective companies in an accredited severance-pay fund. As to the transfer, from EIL to the Company, of amounts deposited in severance-pay funds (as security for the rights of the Company's chairman of the Board) - see Note 20A.(2) below. As of the financial statements approval date, balances of NIS 0.6 million have not yet been transferred to the Company.

C.   Abroad:

     The obligations of foreign subsidiaries in respect of severance-pay to their respective employees, in terms of the laws of their respective countries of residence, and various valid labor agreements, are generally covered by ordinary payments executed to that end to governmental institutions, as well as by current payments to insurance companies for pension benefits and by the balance-sheet accrual.

NOTE 16 -   INCOME TAXES

A.    Composition:

                                                  December 31
                                    -----------------------------------------
                                      2004        2003       2002      2004
                                    --------    -------     ------   -------
                                    Reported         Adjusted        Reported
                                    --------    ------------------ -----------
                                                                    Convenience
                                                                    translation
                                                                    -----------
                                           (in thousand NIS)         US$'000
                                    -----------------------------   ----------
     Current                          3,495        942      2,742       811
     Deferred                        12,516    (29,580)     6,299     2,906
     In respect of prior years         (207)     8,421     12,670       (48)
                                     ------    -------     ------     ------
                                     15,804    (20,217)    21,711     3,669
                                     ======    =======     ======     =====

                                      F -56-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 16 -   INCOME TAXES (CONT.)

B. Principle tax laws applicable to the major Group companies in their country of residence:

     (1)  Israel

          a. The Company and its Israeli subsidiaries are subject to income tax under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, which introduced the concept of measuring results for tax purposes on a real basis. Corporate tax rate applicable to companies in Israel in 2004 is 35% which will gradually decrease in the coming years to a 30% tax rate in 2007 and thereafter.

          b. As from January 1, 2003, certain statutory provisions came into force and effect, concerning, among other things, the tax reform in Israel in respect of the following:

               1.  (a)  Taxation of profits of foreign companies considered as
                        Controlled Foreign Companies ("CFC"), if: (i) majority of revenues thereof are passive, as same is defined by law, or majority of profits thereof derive from passive revenues; (ii) the tax rate applying to the passive profits thereof in their country of residence does not exceed 20%; and (iii) over 50% of the means of control therein are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in those companies having unpaid profits, as same is defined by law, is deemed to have been distributed with a dividend representing its respective share in such profits (hereinafter: "notional dividend").

                   (b) Taxation of a dividend received in Israel, out of profits generated or accrued abroad, as well as a dividend originating abroad.

                   A notional dividend (and/or the distribution of dividends), as aforestated, will be subject to a 25% tax rate , less taxes which would have been paid abroad in respect of the dividend, had it in fact been distributed, or 35% less taxes actually paid abroad in respect of such profits, as elected at the sole discretion of the assessee.

               2. Taxation of an Israeli resident's profits accrued or generated abroad (through 2002, Israeli residents were taxed on such profits only if received in Israel).

               3. Capital gain tax from the realization of assets at a reduced rate of 25%. The reduced rate is to apply to realization of assets, commencing January 1, 2003 and thereafter, and will be calculated for the portion of the gain relating to the period subsequent to this date through realization.

               4. Method of loss offsetting - regarding business losses, capital losses, passive losses and CFC losses.

          c. During 2004, the Company, EIL and Elscint have completed an arrangement with the Israeli Tax Authorities, with effect from December 31, 2002, whereby a new tax basis has been determined for the Company's investments (on a consolidated basis) in foreign subsidiaries (hereinafter: "regulated revaluation" and "regulated assets"). The arrangement provides for no additional tax to be imposed in Israel on gains generated from the realization of regulated assets, and on dividends distributed therefrom, and all up to the amount of the regulated revaluation. Provision for those tax payments it expects to bear under the arrangement has been recorded in the company's statement of operations for the years 2002 through 2004, under the tax expenses for previous years' item. Taxes which relate to capital reserves from foreign currency translation adjustments deriving from the regulated profits were charged to said capital reserves.

                                     F -57-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 16 -   INCOME TAXES (CONT.)

B. Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

     (1)  Israel (cont.)

          d. Insightec's enterprise was granted the status of "approved enterprise" ("AE") pursuant to the Law for the Encouragement of Capital Investments - 1959 ("the Law"), in respect of an investment (which has been completed, through December 31, 2004), of $0.4 million. This law provides for tax-exemption on undistributed income generated from the AE for a period of two years commencing the first year in which the AE has taxable income, and provides also for a reduced tax rate (25%) for the remaining five-year period. As at December 31, 2004, the benefit period had not yet commenced. Insightec has received, in February 2004, an approval for its $0.2 million expansion plan, to its existing enterprise.

               Insightec's benefit period is eligible for an increase from 7 to a 10-year period, in the event the investment therein, of foreign residents (as defined by Law) exceeds 25%. In the event such foreign residents' investment exceeds 49%, then the tax rate may decrease from a 25% rate to 10%-20%, based on their investment rate in each relevant taxable year.

               The period of benefits to these AE are limited to the earlier of 12 years from the commencement of production or 14 years following receipt of the approval document. Scope of benefit is determined by the ratio of the additional sales revenues during each benefited period over the sales revenue in the entire last year of production prior to the activation of each program (adjusted for the change in the wholesale-price index of the industrial output), divided by the total sales revenues in each of the tax-benefit years.

               The benefits as abovementioned are subject to the conditions stipulated in the Law, the regulations thereunder and the certificate based on which the investments were made. Failure to meet those conditions may lead to the termination of the benefits and trigger a demand for reimbursement of the amounts received (in whole or in part), with the addition of interest and linkage difference. Change in the ownership structure of a company owning an AE, including a public offering of over 49% or any private placement during the period of execution of the approved investment program through the end of execution of the period of benefits, is subject to the advance approval by the Investment Center.

               In the event of a distribution of tax-exempt earnings, as noted, in the form of a dividend, the distributing company would be subject to tax of up to 25%, while the distribution of earnings of an AE as dividends would be taxable to the recipient at an additional rate of 15% (for a period of 12 years from the end of the benefit period).

     (2)  USA

          a. Corporate tax applicable to companies incorporated in the US is 35%.

          b. US tax laws set limitations on the utilization of carry-forward tax losses in companies that have undergone a material change in ownership. Accordingly, should the transfer of the Company's shares to EIL (in 1999) be defined as a material change in ownership of Elscint, then the ability to utilize the accumulated tax-losses of a US subsidiary against future income will be considerably limited. Management, based on advice received regarding this matter, is of the opinion that there will be no limitation to the utilization of the carry - forward losses. As of December 31, 2004 the accumulated carry-forward losses utilized against current profits amount to approximately $5.2 million. No deferred income taxes have been recorded in respect of the unutilized balance of the carry-forward losses.

                                    F -58-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 16 -   INCOME TAXES (CONT.)

B. Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

     (2)  USA (cont.)

          c. A non-US company may (under certain conditions) be deemed for US income tax purposes as a Passive Foreign Investment Company ("PFIC") on the basis of an "income test" and an "assets test", as determined by the IRS. Once so defined, the US shareholders may be subject to additional taxes upon the distribution of earnings or assets and/or upon their realization of their holdings in such a defined company. Following the sale of the Company's and Elscint's activities (including, its enterprise, as detailed in Note 22 below) and due to their entry into other areas of activity, the managements of both companies believe - based on advice received for this matter - that in light of existing indicators they may not - under the circumstances - be considered as a PFIC. Nevertheless, there is no certainty that the companies' position would prevail with the IRS.

     (3)  The Netherlands

          a. Corporate tax applicable to companies incorporated in the Netherlands is 34.5%. In December 2004, a new law was introduced, in terms of which tax rates shall gradually decrease from 31.5% in 2005 to 30.0% in 2007.

          b. Under the "Participation Exemption", a dividend received by a Dutch company in respect of an investment in shares of other companies is exempt from corporate tax in Holland. A capital gain derived upon the sale of the shares of an investee company would be tax exempt , subject to the fulfillment of certain conditions stipulated in the law (including the holding percentage, the nature of activities of the holding and the investee company, etc.) Capital losses may not be offset unless the investee company had been liquidated (or is liquidated through 2007), under certain conditions. Dividends distributed from the Netherlands to Israel are subject to 5% withholding tax.

     (4)  England

          a. Operating income and capital gains generated by the British resident group companies are subject to a 30% tax rate. Dividends received from a U.K. resident company are tax exempt ; No tax credits are allowed for distributed dividends.

          b. Net rental income from real estate lease in England by foreign companies having investment activity in the U.K., would be taxed at 22%. Capital gains are tax-exempt.

      (5) Romania

          Through December 31, 2004, the corporate income tax rate for resident companies and non-resident entities with a permanent establishment in Romania is 25% (including capital gains). Commencing 2005, the tax rate has been reduced to 16%. Dividends paid to resident and non-resident corporations are subject to a final withholding tax of 10%, unless lower double taxation treaty rates apply . Losses may be offset against taxable income for a period of five years from the incurrence year-end.

     (6)  Hungary

          The corporate tax applicable to the income of Hungarian subsidiaries (including capital gains) is 16%. Dividends paid out of these profits are taxed at an additional 20%, subject to any respective double taxation treaty. Through December 31, 2003 a 5% withholding tax applied to the distribution of dividends from Hungary to the Netherlands. As and from May 2004 such distributions are exempt from withholding tax. Losses incurred as and from the fourth year of the entity's operations may be offset against taxable income for a period of 5 years, subject to compliance with a turnover expenses ratio, in accordance with the income tax regulations. Losses incurred during the first three years of operation may be offset indefinitely. Losses incurred from 2004 may be offset indefinitely.

                                    F -59-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 16 -   INCOME TAXES (CONT.)

B. Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

     (7)  Poland

          The corporate tax applicable to income of Polish subsidiaries (including capital gains) is 19%. Dividends paid out of these profits are subject to an additional (final) tax rate of 20%, subject to the relevant double taxation treaty. Through December 31, 2003 a 5% withholding tax applied to the distribution of dividends from Poland to the Netherlands. As from May 2004 through December 2004 such a distribution will be exempt from withholding tax. Losses may be offset against taxable income over a 5 year period, subject to a maximum annual utilization of up to 50% of the accumulated loss.

C.   Effective tax rate:

     The following is a reconciliation between the income tax expense computed on the pretax income at the ordinary tax rates ("the theoretical tax") and the tax amount included in the consolidated statement of operations:

                                                  Year ended December 31
                                           -------------------------------------
                                             2004      2003    2002      2004
                                           --------  -------  ------ -----------
                                           Reported      Adjusted     Reported
                                           --------  --------------- -----------
                                                                     Convenience
                                                                     translation
                                                                     -----------
                                               (in thousand NIS)      US$'000
                                           ------------------------ -----------

     Company's statutory tax rate (%)          35        36       36        35
                                           ======= ========= ========  =========
     Income (loss) before income taxes -
     per statement of operations           40,861  (172,091) (14,211)    9,485
                                           ======= ========= ========  =========

     The theoretical tax                   14,301  (61,953)   (5,116)    3,320

     Differences in tax burden in
     respect of:

      Utilization of prior-year losses
       for which deferred taxes had not
       previously been recorded           (25,213) (19,753)  (26,340)   (5,853)
      Losses and other timing
       differences for which deferred
       taxes had not been created          77,764   70,124    85,869    18,052
      Variances from different
       measurement principles applied
       for the financial statements and
       those applied for income tax
       purposes (including exchange
       differences)                       (15,763) (17,204)  (14,808)   (3,659)
      Differences in tax rates on income
       of foreign subsidiaries            (11,143)   7,370   (18,204)   (2,587)
      Adjustment due to changes in tax
       rate                                (1,992)  (8,709)        -      (462)
      Taxes for prior years                  (207)   8,421    12,670       (48)
      Other differences, net (1)          (21,943)   1,487   (12,360)   (5,094)
                                          -------- -------- ---------  ---------
                                           15,804  (20,217)   21,711     3,669
                                          ======== ======== =========  =========

     (1)    Mainly tax-exempt income and non-deductible expenses.

                                    F -60-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 16 - INCOME TAXES (CONT.)

D.   Carryforward losses and deductions:

     As of December 31, 2004 the Group companies had accumulated tax losses and deductions amounting to NIS 1,200 million, which may be utilized in the coming years against taxable income at rates ranging from 16% to 35% depending on the country of residence.
     The realization of the carryforward losses is subject to taxable income available in those periods when these losses are deductible.

     Hungarian, Polish and Romanian tax laws have set a time limitation on the utilization of losses (see B.(5) to (7) above). Accordingly, the right to utilize carryforward losses in the amount of NIS 105.9 million, against taxable income, will gradually expire over the following years:

                                                         December 31, 2004
                                                -------------------------------
                                                          R e p o r t e d
                                                -------------------------------
                                                                   Convenience
                                                                   translation
                                                                   ------------
                                                (in thousand NIS)    US$'000
                                                -----------------  ------------
     2005                                             32,215           7,478
     2006                                             22,370           5,193
     2007                                             19,028           4,417
     2008                                             32,275           7,492
                                                   ------------    ------------
                                                     105,888          24,580
                                                   ============    ============

     Computation of said carryforward taxable losses includes Insightec's losses in an aggregate amount of NIS 167.0 million. Insightec's management estimates that its income, throughout the utilization period of said losses, will be tax-exempt, hence no tax benefits are expected in respect of these losses, in the foreseeable future. As to the limitation on utilizing Insightec's losses as a result of a merger pursuant to section 103 of the Income Tax Ordinance - see Note 9B.(2)g., above

     As to the balance of carryforward losses which are currently disputed by the tax authorities - see Note 17C.(5), below.

E.   Deferred taxes in respect of non-monetary assets:

     Deferred taxes, not recorded in respect of the CPI-adjusted amounts of buildings and net book value of assets for which depreciation is not deductible for tax purposes (for which it was determined not to record deferred income taxes), amounted as at December 31, 2004, to approximately NIS 48.0 million (see, in addition, Note 2W., below).

                                    F -61-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 16 -   INCOME TAXES (CONT.)

F.    Deferred income taxes:

                                                            December 31
                                                 ------------------------------
                                                   2004       2003      2004
                                                 --------   -------- -----------
                                                 Reported   Adjusted  Reported
                                                 --------   -------- -----------
                                                                     Convenience
                                                                     translation
                                                                     -----------
                                                   (in thousand NIS)    US$'000
                                                  ------------------ -----------

     Accelerated depreciation differences in
      respect of fixed assets                        1,779    70,363       413
     Difference between fair value of real estate
      at acquisition and related cost for income
      tax purposes                                   8,786    30,471     2,040
     Timing differences - income and expenses      (12,665)  (17,280)   (2,940)
     Carryforward tax losses and deductions       (353,040) (258,774)  (81,950)
                                                  --------- ---------  --------
                                                  (355,140) (175,220)  (82,437)
     Valuation allowance                           384,528   258,556    89,259
                                                  --------- ---------  --------
     Total (*)                                      29,388    83,336     6,822
                                                  ========= =========  ========
     (*)   Presented in:

          Long-term liabilities                     31,522    87,263     7,317
          Short-term liabilities                     3,970     2,237      922
          Long-term receivables                     (6,104)   (6,164)  (1,417)
                                                  --------- ---------  --------
                                                    29,388    83,336    6,822
                                                  ========= =========  ========

G.   Final tax assessments:

     The Company, Elscint and certain Israeli subsidiaries have received final tax assessments, part through 1998 - 1999 and others - through 2002. Certain foreign group companies have received final tax assessments for the years through 1999 while others have not been assessed since incorporation. See in addition - Note 17C.(5), below.


                                    F -62-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -   COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS

A.   Commitments

     (1)  a.   Elscint's hotels (located in the Netherlands, Belgium and
               England) are managed by Park Plaza Hotel Europe B.V. (the
               "Management Company"), in consideration for an annual fee of 2% of the room revenue as well as 7% of the gross operating profit as defined in the agreements. The companies also participate in certain part of the expenses incurred by the Management Company in the course of performance of its due obligations, up to 3% of the said gross operating profit. Upon a sale of any hotel or the transfer of control therein to a third party, the companies owning the respective hotel are obliged to pay the Management
               Company an amount equal to 7% of the operating profit of the year preceding such sale or transfer. In the specific event of a sale of the Victoria Hotel in Amsterdam, then the Management
               Company shall also be entitled to receive 2.5% of any profit generated from such a sale.

          b. Within the terms of the management agreements, B.H. Group companies ("the Companies") were granted a sub-franchise by the Management Company allowing them the utilization, throughout the term of the management agreements, of the "Park Plaza" name, in relation to the hotels owned and operated thereby, in consideration for monthly royalties not exceeding 1.5% of the revenues.

          c. Two Group companies have agreed with the Rezidor group, on the future management of two hotels, currently under construction and/or renovation (the National Ballet Building in Hungary, that is intended to operate under the "Regent" brand name and the Bucuresti hotel in Bucharest that is planned to operate under the brand name "Radisson SAS"). The 20 year management period shall commence once construction and/or renovation is completed. The managing company undertook within the framework of the management agreements, to guarantee that the adjusted operating income will not decrease below a fixed annual amounts, as stipulated in the agreements. The total aggregate amount of the guarantee will not, however, exceed, cumulatively during the term of the agreements, those amounts as stipulated in the agreements.

     (2) B.H. was granted an option exercisable until December 31, 2005, to purchase from the Management Company, 33% of the latter's' ownership and control rights in a company owned thereby, incorporated with the view to acquire the businesses (including tangible assets, hotel management agreements, management rights, rights to use trade names, etc.) of the Park Plaza chain in Europe (hereinafter "the Acquired Company"). B.H. has granted the Management Company a loan, under the terms of the agreement, of $ 5.0 million (see Note 8A.(2), above). The scope of B.H.'s investment may increase by $ 2.25 million, if, and to the extent such amount is required to finance acquisition of additional assets by the Acquired Company. The Management Company has an option, exercisable, in the event disagreements arise between the parties as to the Management Company's rights, to acquire, at any time, the B.H. shares, in consideration for an amount equal to the cost of B.H.'s original investment.

     (3) The Company and/or its subsidiaries are bound by the following agreements, with Control Centers Ltd. ("CC") and/or companies controlled thereby:

          a. A framework agreement to provide coordination, planning and supervision services over projects for the construction of commercial centers, the initiation of which began during the term of the agreement (through December 31, 2002), in consideration for 5% of the actual costs of execution of each project (excluding land acquisition costs, general and administrative expenses and financing costs), payable according to milestones stipulated in the specific agreement for each project. Additionally, CC will be entitled to reimbursement of reasonable expenses directly incurred thereby for fees of external consultants required for the provision of the services and the like, at an amount not to exceed $50,000 per project.

          b. An agreement with Jet Link Ltd., (a company controlled by CC) for the provision of aviation services, (up to 150 flight hours per annum) for ongoing operations, in connection with projects abroad, in consideration for payment calculated on the basis of the price list of Jet Link Ltd., net of a 5% discount.

                                    F -63-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -   COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

A.   Commitments (Cont.)

     (4) On November 29, 2004, a binding Term Sheet was executed by the Company and Elscint (in equal parts) on one hand, and Taya Communications Ltd. ("Taya") on the other hand, for the establishment of a joint venture (50% each) which shall submit a bid for the tender published by the Second Television and Radio Authority, for the award of a license for the operation of the "Channel 2" television channel in Israel for a 10 year period (the "Term Sheet"). The tender bid was submitted in the end of January 2005. The Company's and Elscint's share in the total aggregate costs of the joint venture up to completion of the tender bid, may amount, should the tender bid fails, to NIS 5.0 million (NIS 2.5 million each; out of which NIS 0.9 million had been expended by each, through December 31, 2004). In the event that the tender bid succeeds, each partner to the joint venture will bear costs thereof, pro rata to their respective holdings therein.

          Upon submission of the tender bid, winning (if at all) and operating same, the parties to the Joint Venture shall be obliged to fulfill, pro rata to their holdings therein, certain financial obligations (including payment of a one-off franchise fee at an amount offered in terms of the tender bid, provision of letters of undertaking and deposits as well as good standing collateral to secure fulfillment of tender and franchise terms). Within the framework of the tender bid and in accordance with the resolution of their respective boards of directors, the Company and Elscint each undertook vis-a-vis the joint venture, to provide credit and collateral and to finance working capital investments as well as other commitments, in an aggregate amount of up to NIS 32.5 million each. The Company and Elscint may elect, during the 12 month period of commencing the joint venture's broadcasts and subject to certain conditions, to convert their holdings in the joint venture into shares of Taya.

          The Term Sheet stipulates, inter alia, the terms of employment of the joint venture's CEO ("CEO"), in accordance with principles agreed between the CEO and Taya. Such principles were incorporated into the employment agreement signed and executed by and between the CEO and Taya in January 2005. The agreement also provides for the acknowledgement of the Company and Elscint as to Taya's undertaking to transfer to the CEO, 5% of its holdings in the Joint Venture (2.5% indirectly) and for the Company's and Elscint consent to each bear 25% of the costs stemming from actual payments executed by Taya to the CEO pertaining to his said holdings, whether by way of profit distribution or sale of his holdings, and all immediately upon Taya's execution of such payments.

          It was additionally stipulated in the Term Sheet that the Company and Elscint acknowledge Taya's undertaking to grant options to the CEO, for the acquisition of Taya shares and should the tender bid be successful, the Company and Elscint (respectively) are to bear 25% of the costs stemming from exercising such options, and all in accordance with the terms as stipulated by the parties and up to a maximum amount of NIS 0.4 million each.

     (5) The Company, EIL and Elscint, are bound by an agreement, the validity of which has been extended through 31 December 2005, for the allocation of costs (direct and indirect) of internal departments within the group. The costs are allocated by and between the parties according to actual attribution thereof. Each party to the agreement may elect to terminate same at the end of each 12-month period, by giving an advance notice to this effect. The abovementioned extension was approved by the audit committee and the board of directors of all parties .

     (6) In December 2004, Elscint signed and executed a letter of intent for the acquisition of 100% of the equity and voting rights of an Israeli company (the "Acquired Company"), which operates a chain of nine fashion stores that market the MANGO-MNGTM brand name in Israel, in consideration for (euro)2.85 million. Upon consummation of the transaction, the Acquired Company will execute distribution agreements with the brand name owners for a 10-year period, subject to fulfillment of certain conditions. Elscint has retained the right to introduce additional purchasers, provided that it retains the control in and to the Acquired Company.
          The consummation of the transaction is subject to the completion of a due diligence examination, the receipts of third party approvals and the execution of a definitive agreement between the parties.

                                     F -64-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -   COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

A.    Commitments (Cont.)

      (7) Insightec is obliged to pay royalties to the Israeli Office of the Chief Scientist ("OCS") - in respect of products, in the development of which the OCS has participated, by way of grants - at a rate of 3% to 3.5% of the net proceeds received (directly or indirectly) from the sale of such products, and up to the amount of the grants received. Total grants received through December 31, 2004, which remain outstanding or for which no royalties have been provided, amount to $ 10.6 million (NIS 44.0 million).

     (8) A hotel in England was leased as from 2003 to a company engaged in the hotels business for a period of 25 years in consideration for fixed rental fees for each of the initial four years of the lease. Commencing the fifth year and throughout the term of the lease period, rental fees are to increase at an annual rate of 2.5%. Payments of the rental fees are guaranteed by a deposit in the amount of (pound)2.5 million (Elscint's part being (pound)0.75 million). The lessee was granted an option to extend the lease period by two consecutive periods of 15 years each.

     (9) In October 2001 an engagement between Bucuresti and Control Centers' wholly owned subsidiary ("CCS"), was approved at the shareholders' meeting of Elscint. In accordance with such engagement, CCS is to provide coordination, planning and supervision services with respect to the renovation works of the Bucuresti Hotel complex, for a fee equal to the lower of (i) 5% of total actual costs of the renovation works (excluding general and administrative as well as financing costs); and (ii) 5% of $30 million. The parties are yet to execute a definitive agreement.

     (10) In 2001, the "Elezra Group" won the right to purchase, through privatization, the shares of the state owned Afridar - Ashkelon Housing and Development Ltd. ("Afridar"). The Elezra Group consists of Elezra Developments and Investments Ltd. ("Elezra") and Elbit Medical Holdings Ltd. - a subsidiary of the Company ("Elbit Holdings"), as well as the Company and Mr. Eli Elezra as interested party (altogether: the "Group"). Immediately following the triumph, the members of the Group signed a principle-agreement so as to regulate and govern the relations thereby, according to which Elezra would bear the entire acquisition costs of the Afridar shares (NIS 80 million), while the Company and/or Elbit Holdings would hold the Afridar shares, which would be registered in their name, in trust for Elezra.

          Transfer of the shares among the members of the Group is subject to the consent of the Israeli Governmental Companies Authority ("IGCA"). In the absence of such approval, the Company and/or Elbit Holdings will remain the owners of the Afridar shares until such time that the restriction on transfer thereof is lifted. Elbit Holdings and Elezra would remain, under such circumstance, jointly and severally, liable to IGCA as well as to the State of Israel for all undertakings applicable to purchasers of Afridar shares. The sale of control in and to Afridar (directly or indirectly) is contingent on the assignment to the purchaser of all seller's obligations in favor of IGCA, all as stipulated in the agreement. Elezra undertook to indemnify the Company and/or Elbit Holdings for any expense and/or damage and/or claim and/or loss and/or payment demand and/or any other expense incurred by the Company and/or Elbit Holdings in connection with the acquisition of the Afridar shares, the holding of same in trust, transfer thereof by and between the parties and the abovementioned principle-agreement. As of the date of approval of these financial statements, the rights in and to Afridar, had not been assigned. Company's management estimates that it is not exposed to any costs and/or damage in respect of these holdings.

     (11) The Hungarian Management Company, 50% of the shares of which are owned by PC (see Note 9B.(3)a.) is bound by agreements with companies owning commercial and entertainment centers (some of which are owned by a third party) for the provision of managements services, in consideration for management fees (calculated as a percentage of their rental revenues and on the scope of obtaining tenants) and the reimbursement of current expenses for the handling of unoccupied premises.

     (12) PC is bound by an agreement for acquisition of an aircraft for $ 5.0 million. As of December 31, 2004, PC has paid approximately $ 1.0 million.

                                    F -65-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -   COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

A.    Commitments (Cont.)

     (13) As to the execution of an employment agreement with the Chairman of the Board of Directors - see Note 20A.(2) below.

     (14)  Currency transactions - see Note 23A, below.

     (15) a. Minimum future rental payments due under the Company's current operating leases (see Note 10B. above) as of December 31, 2004 are as follows:

                                                         R e p o r t e d
                                                 ------------------------------
                                                                   Convenience
                                                                   translation
                                                                   ------------
              Year ended December 31,            (in thousand NIS)   US$'000
              -----------------------            ----------------- ------------
              2005                                    9,616            2,232
              2006                                    9,902            2,298
              2007                                    9,902            2,298
              2008                                    9,902            2,298
              2009                                    9,902            2,298
              Thereafter                            748,852          173,828
                                                 -----------       ------------
                                                    798,077          185,252
                                                 ===========       ============

          b. Aggregate amount of long-term commitments in respect of construction services totaled, as of December 31, 2004, to approximately NIS 321.3 million ($ 74.6 million).

     (16) PC is a party to an agreement with third parties, for the provision of manpower, management, supervisory and logistical services, in exchange for a payment of a certain commission.

B.    Claims

     (1) In November 1999, a number of institutional and other investors, holding shares in Elscint, filed a lawsuit in the Haifa District Court against the Company, Elscint, EIL, Control Centers and others. The plaintiffs also requested the certification of their claim as a class action suit on behalf of all those who had held Elscint shares on September 6, 1999, and continued to do so as at the filing date of the suit (excluding the Company and certain other shareholders). The claim alleges discrimination against Elscint's minority shareholders arising from various transactions or activities carried out by its controlling shareholders and directors, which allegedly caused them financial loss, manifested by the 45% ($ 100 million) decline in the value of Elscint's shares in the period from February 24, 1999 to the claim's filing date.

          The principal remedy requested in the claim is a court order instructing the Company to carry out a tender offer of Elscint's shares at $14.0 per share as the former allegedly undertook, in its letter to Elscint of February 1999, or alternatively, to purchase the shares in their possession, at a price to be determined by the Court. As another alternative, the plaintiffs requested the court to issue an injunction prohibiting execution of the September 9, 1999 transactions (acquisition of the hotel operations and the Arena commercial center in the Herzliya Marina (under construction), by Elscint, from EIL and Control Centers, respectively) and the refund of all and any amounts paid thereunder. Part of the remedies were requested as a derivative claim on behalf of Elscint.

                                    F -66-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -   COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.   Claims (Cont.)

     (1)  (cont.)

          The Haifa District Court rejected the class-action request, but ruled that the plaintiffs may - notwithstanding so rejecting the request for class-action proceedings - pursue their matter. The courts ruling was appealed by a number of plaintiffs to the Supreme Court. The State Attorney General has filed his opinion on this matter, to the Supreme Court stating the District Court erred in its two legal conclusions when rejecting the request for class-action suit recognition. Accordingly, he believes that the plaintiffs should be allowed to appeal and that the appeal - if filed - should be accepted. The State Attorney General also stated that, subsequent to the acceptance of this appeal, the class-action motion should be deliberated on the merits thereof and his position on this matter, being in support of the plaintiffs, has been filed to the Supreme Court. In November 2001, the plaintiffs were granted leave to appeal. The Company and the plaintiffs presented their respective pleadings. As of the date of approval of these financial statements, the Court has not yet rendered its decision in the motion for leave to appeal.

          A dispute exists between the parties as to the amount of the court fee deriving from the classification of the remedy sought in the claim. While the plaintiffs defined what they were seeking as declaratory remedy, the defendants maintained that the real remedy being sought in the claim was pecuniary, obligating the plaintiffs to pay a fee that is significantly higher than that which has actually been paid. In August 2001, the Registrar of the Haifa District Court ruled that certain remedies sought were indeed pecuniary, as contended by the defendants, while others were not. The plaintiffs would therefore be required to pay a fee, in respect of the former, of NIS 20.1 million. In September and October 2001, appeals of both parties were filed against the Registrar's decision in the Haifa District Court. In August 2004 the District Court accepted the appeal filed by plaintiffs and dismissed the counter-claim, as filed by the Company and the remaining defendants. Accordingly, the plaintiffs were not required to pay, at this stage, any further fee beyond that which has already been paid.

          Notwithstanding the aforestated, the Court obliged the plaintiffs to furnish an undertaking to supplement the fee amount, should they be so required. The plaintiffs requested postponement of the date for submitting such undertaking until the claims' "procedural framework is decided". The defendants oppose such an extension. The Court's decision is yet to be given in the matter. In October 2004, the Company as well as the other defendants filed a motion for leave to appeal the ruling of August 2004 to the Supreme Court. The defendants petitioned the Supreme Court to set aside the decision of the District Court and to reinstate the decision of the Registrar as to the plaintiffs' obligation to pay court's fees. In accordance with the decision of the Chief Justice of the District Court, the defendants (including the Company) were required to file statements of defense by March 2005. In October 2004, the Company and the other defendants lodged motions for leave to appeal to the Supreme Court, in the framework whereof the Supreme Court was requested to postpone the date for filing defense statements until the derivative action filed on behalf of Elscint is decided or until such time that the motion for leave to appeal in respect of the class-action is resolved. On January 25, 2005, the defendants (including the Company) filed another motion to the Supreme Court, for leave to appeal the decision of the District Court not requiring the filing of a separate motion for and the granting of the Court's approval to the derivative relief . The defendants claim that the filing of a derivative action requires due filing of a motion and receipt of Court approval and as long as same is absent, the claim should not be deliberated and defendants are under no obligation to submit their defense statements. The defendants also requested the Supreme Court to suspend execution of the District Court's decision, ordering the filing of statements of defense, within a fixed period of time. On March 1, 2005, the Supreme Court handed down its decision to grant a provisional stay of execution of the District Court's decision to file statement of defense.

          Managements of both the Company and Elscint believe - based, inter alia, on legal opinions - that the final outcome of this case cannot at this stage, be estimated.

                                    F -67-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -   COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.    Claims (Cont.)

      (2) The Company, Elscint and others were served with a claim as well as a motion to recognize same as a class-action, in respect of $158 million damage allegedly caused to the represented class. Underlying the claim is the contention that the Company, through Elscint's board of directors, caused damage to and discriminated against minority shareholders of Elscint. Both parties agreed to postpone the hearing in this case until the Supreme Court hands down a decision on the leave to appeal, as detailed in section (1) above. Management, based on legal advice, is of the opinion that it is not possible at this stage to estimate the outcome of the claim and the motion for class-action recognition.

     (3) The Company and its subsidiaries (including Elscint) are parties to several court claims as well as certain other written demands and/or claims, filed against them by third parties (including governmental institutions), some - without any specified amount, while others - in the aggregate amount of $43.0 million, as royalties or compensation for damages allegedly caused as a result of the companies' actions and/or products, which mainly relate to the medical imaging business sold by the Company and Elscint in 1998 and 1999. In respect of certain claims, totaling approximately $7.5 million, managements of the companies estimate, based on legal opinion and/or on past experience, that no significant costs will accrue thereto as a result of said claims exceeding the provisions included in respect thereof in the financial statements, and that such provisions are adequate for covering the costs and resources required to settle the liabilities arising therefrom. Elscint's legal advisers cannot presently determine the outcome of other claims, totaling $35.5 million. Elscint's management believes that the prospects for realization of most such claims and demands are remote, based on the time that has elapsed since serving said demand and on the nature thereof. The companies have included in their financial statements provisions that are, as per their discretion based inter alia on specific counsels and past experience, adequate to cover the costs and resources required to settle the liabilities under these claims.

     (4)  a.   A criminal investigation carried out against a number of
               suspects (including former officers in SOF who were involved in the privatization procedures and the sale of control in the Bucuresti Hotel to Domino) for certain events relating to the period prior to the acquisition of control in Bucuresti by B.H., culminated in the filing of an indictment against 17 accused. Such criminal proceedings may have an indirect effect on the validity of the privatization and thereby an indirect effect on Domino's rights in Bucuresti, notwithstanding Domino not being an accused party under the indictment. The Court has decided to return the indictment to the Prosecution Office for its resubmission. Domino estimates, based on the advice of legal counsel, that the prospects of these proceedings having a material affect on its rights in the Bucuresti shares are remote. Legal counsel based his opinion on the correspondence with A.P.A.P.S (formerly the SOF), attesting that Domino has fulfilled all its obligations in connection with the privatization process of Bucuresti.

          b. A former shareholder in Domino had terminated a partnership agreement with a third party ("the Plaintiff") regarding the joint investment thereof, in Domino, prior to its acquisition by B.H.. Termination was on the grounds of non-compliance by the Plaintiff with material obligations under the partnership agreement. The Plaintiff has filed, as a result, a monetary claim to the Romanian courts against Domino and other defendants, claiming; (i) an amount of $ 2.5 million, for commissions allegedly due to the Plaintiff in terms of the partnership agreement, (to which Domino was a party), pertaining to the tender which allowed the acquisition of control in Bucuresti; and (ii) the termination of an agreement with an Israeli bank within the framework of which the shares of Domino in Bucuresti were pledged in favor of such bank, as security for the repayment of a loan granted to Domino for the acquisition of such shares. Such former Shareholder provided B.H. with an indemnity against these claims.

               The Court decided to suspend deliberation of the claim, due to the failure, by the Plaintiff to fulfill certain procedural obligations set by the Court.
               Domino estimates, based on legal advice received, that these claims have no legal or contractual basis whatsoever, and the Plaintiff has no legal standing regarding the claims. Accordingly, no provision is included in the financial statements, with respect to these claims.

                                    F -68-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -   COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.    Claims (Cont.)

      (4) (Cont.)

          c. In the framework of an agreement to establish a joint company owned by Bucuresti and a third party, which was signed prior to the acquisition of Bucuresti by B.H., such third party undertook to invest $27.0 million in the joint company and in consideration Bucuresti undertook to transfer its rights in the Bucuresti Complex to the ownership of the joint company. As a result of the third party's failure to meet its obligations thereunder, Bucuresti has terminated the partnership agreement and filed an application to the Court to liquidate the joint company. This application was approved by the Court, though may be appealed to a higher instance Court. Bucuresti's rights in and to the hotel may significantly be prejudiced in the event it is obliged to transfer such rights in the Bucuresti Complex to the joint company. B.H.'s management is of the opinion that it is unreasonable that as a result of these proceedings Bucuresti will be obliged to transfer its rights in the Bucuresti Complex to the joint company.

          d. Two claims are pending against Bucuresti, which challenge its ownership in and to its properties (including an appeal relating to the period of the State's ownership of the properties which are the subject of the claim, prior to the sale of Bucuresti's shares to Domino). Both claims were rejected, however appeals were filed, which are expected to be deliberated in 2005.

          e. In addition to the above, certain legal proceedings are being conducted from time to time in Romania within the framework of which it is claimed that resolutions passed at the general meetings of shareholders of Bucuresti, were not validly adopted
               - for procedural reasons only - hence not binding. Some were approved by the Courts, in respect of which Domino has filed appeals, and others were rejected.

               B.H.'s management is of the opinion that the claims are provocative and tendentious and will not significantly affect B.H.'s rights in the shares of Bucuresti and in the Bucuresti Complex, owned thereby.

     (5) Elscint was served with a motion filed by a third party seeking an injunction to prohibit Elscint from using the trade name "Arena" for the entertainment and commercial center in the Herzliya Marina, on the grounds of unlawful usage of same, exploitation of goodwill and unfair competition. In the event the plaintiff's contention is upheld, Elscint may suffer certain indirect losses and costs. An application for an interim injunction, prohibiting the use of the trade name "Arena," was dismissed by the court. The Company's legal counsels for this matter are unable to estimate the results of said lawsuit, though they maintain that Elscint has good defense against this claim.

     (6) Elscint is a formal party to a claim filed by a number of employees, holding shares of Algotech (sold to a third party in November 2003), against the majority shareholder in Algotech, in the framework of which the Court issued an injunction precluding the transfer of funds from Algotech to that shareholder. No remedies were requested against Elscint and the injunction does not affect the transfer of title to funds which are received as proceeds of the sale. Elscint's management estimates that the said claim will not affect its assets.

     (7) In March 2005, an action (hereinafter: "the "Action") was instituted at the Regional Labor Court in Tel-Aviv-Jaffa by an employee of the EIL group (hereinafter: the "Plaintiff") against Mr. Mordechai Zisser (Chairman of the Company's board of directors), Control Centers and Vectory Investments Company Ltd. (controlling shareholders of the Company), in terms of which, the Court was requested to issue a declaratory order establishing the Plaintiff's entitlement to 14% of the shares of the companies specified in the statement of claim - including: shares of the Company, Elscint, Insightec, Gamida, Olive, E.R. and Vcon (see Note 9 above) - which are directly or indirectly, owned and/or controlled by the defendants and/or by companies under control thereof. The Court was further requested to order the transfer of such 14% to escrow.

                                    F -69-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -   COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.    Claims (Cont.)

      (7) (Cont.)

          The Plaintiff also filed, simultaneously, a motion to grant an interim injunction prohibiting the defendants and/or any party on their behalf, from making any change to and/or transfer and/or assignment and/or pledge of and/or disposition in 14% of the shares of those companies detailed in the motion. Underlying the claim is the contention that the Plaintiff's rights under the statement of claim derive from agreements executed by and between the Plaintiff and the defendant companies.
          On March 27, 2005, the Labor Court dismissed substantially all of the Plaintiff's motion, in determining that the Plaintiff failed to evidence: (i) his prima facie right to 14%, as he claimed; (ii) his entitlement to rights in and to companies aside from those directly invested by EIL; (iii) his right to shares in the Company, Elscint, Insightec and in Gamida.

          The Court's conclusions are merely in the framework of a provisional proceeding. Nonetheless, Control Centers is of the opinion that this claim, insofar as it relates to the Company and/or to its subsidiaries as included in the claim, is provocative, fundamentally, unfounded and groundless (both with respect to the number of the companies in which rights are sought and with respect to the scope of rights claimed) and that it will not materially affect its rights in the Company and its subsidiaries. However, the defendants' legal counsels cannot, at this early stage, estimate the outcome of the claim.

          The Company and its subsidiaries are not parties to the claim, however the outcome thereof might indirectly affect the nature and scope of their rights in their investee companies. No adjustments were made in these financial statements in respect of this claim which may be required, should it be sustained, in full or in part.

     (8) The Company and its subsidiaries are currently involved in various litigation pertaining to their ordinary course of activities. Although the final outcome of these claims cannot be estimated at this time, the managements of these companies believe - based on legal advice - that the claims will not materially impact the Group companies.

C.    Other contingent liabilities

     (1) The General Meeting of the Company's shareholders approved the grant of prospective indemnification undertaking to directors and officers (including in their capacity as officers of subsidiaries). Total indemnification shall not exceed the lower of 25% of the shareholders' equity as recorded in the Company's financial statements as at the indemnification or $40.0 million, and all in addition to amounts, if any, which are to be paid by insurance companies under certain risk policies. The General Meeting also approved an exemption of directors and officers (other than controlling parties) from liability for any damage caused by breach of a duty of towards the Company.

     (2) Elscint's shareholders approved in their General Meeting, the grant of prospective indemnification undertaking to directors and officers (including in their capacity as officers of subsidiaries). Total indemnification shall not exceed the lower of 25% of the shareholders' equity as recorded in Elscint's financial statements as at the indemnification or $50.0 million, and all in addition to amounts, if any, which are to be paid by insurance companies under certain risk policies. The General Meeting also approved an exemption of directors and officers from liability in respect of any damage caused to Elscint by breach of duty of care.

                                    F -70-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -   COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.   Other contingent liabilities (Cont.)

     (3) In January 2003, the Company received a letter from a certain insurer ("the Insurer") of EIL, Elscint and the Company (the "Insured Companies"), which insured against, inter alia, the lawsuit as described in item B(1) above, alleging against the Insured Companies, inter alia, that the Insured Companies have breached their disclosure duties under Section 6(a) to the Insurance Contract Law 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the "Policy"), effective as of July 1999 (the "Additional Cover"), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the "Replacement Cover"). The letter states that the Policy, Additional Cover and Replacement Cover (the "Insurance Cover") issued by the Insurer will be cancelled unless the Insured Companies indicate that circumstances as at the issuance of the Insurance Cover differ from those stated in the letter. The Company's legal counsel replied on behalf of the Insured Companies on March 20, 2003, rejecting all allegetations. As of the approval of these financial statements the Company has not received any reply thereto from the Insurer. The parties are nonetheless negotiating a settlement.

     (4) Within the framework of the agreement for the sale of Elscint's plant, as more elaborately detailed in Note 22A. below, Elscint undertook to indemnify the purchasers for any losses incurred in connection with, and as a result of, the liabilities not acquired thereby, and in respect of any income-tax liability incurred by the plant up to December 31, 2002 (including those arising from environmental matters, relating to employee benefits (including subcontractor and workers of manpower agencies), relating to breach of the Israel Lands Administration's leasehold, relating to taxes applicable to Elscint in respect of transfer of title to purchasers, etc.). The liabilities are generally for unlimited periods of time. Some are limited in amount while others are not. Total indemnification shall not, under any circumstance (excluding environmental matters), exceed $4.0 million.

     (5)  a.   In May 2004, the tax authorities issued tax assessments to
               Elscint for the years 1999 through 2002, requiring the payment of additional tax of approximately NIS 43.3 million (including interest, linkage differentials and fines accrued through the date of assessments). In addition, its deductible carry forward losses for 2003 were reduced by NIS 233.0 million in respect of which deferred taxes were not recorded in Elscint's financial statements (tax benefits). The matter relates primarily to income on foreign deposits and loans to foreign companies which generated, accrued and received abroad. Elscint disputes these assessments, which were served with no detailed grounds and accordingly, appealed same. Elscint's management estimates, based on professional consultation, that the demands are without merit and they contradict the Income Tax Ordinance and certain regulations promulgated thereunder, which relates to the subject matter of the assessments. Elscint's management is of the opinion therefore, that it will not incur additional significant costs as a result, hence no provision was recorded in the financial statements.

          b. The Company as well as a number of Israeli and foreign subsidiaries of the Company and of Elscint, are currently undergoing tax assessments for the years up to and including 2002. The managements of the companies estimate that they will not incur additional costs following final tax assessments which are to be issued as a result of these proceedings, over and above those for which a provision was recorded in the financial statements.
               As to certain subsidiaries, in respect of which the assessment proceedings are at a preliminary stage, their outcome may not, at this stage, be estimated. Nonetheless, their respective management's estimate, based on professional advice, that they will not incur any additional substantial costs following final tax assessments. Accordingly, no provision has been made in these financial statements in respect thereof.

                                    F -71-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -   COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.   Other contingent liabilities (Cont.)

     (6) Final approval for completion of construction of the Arena commercial center is contingent on the furnishing, to the local municipality, of a bank guarantee to secure payment of the land betterment tax, for an amount of approximately $1.0 million. Arbitration is currently being held as to such liability between Marina Herzliya Limited Partnership Ltd. (of the Control Centers Group) and the local municipality. Elscint's management estimates, based on professional opinion, that no significant costs will be borne thereby, in respect of this guarantee.

          Elscint received from Control Centers Ltd., a construction performance quality guarantee, in an amount, as of December 31, 2004, of $1.6 million.

D.   Liens and collateral

     (1)  a.   As security for a loan of $80.7 million (NIS 347.7 million)
               granted to the Company and its subsidiary by an Israeli bank, the Company undertook to comply with financial covenants, including, among other things, an undertaking to maintain throughout the term of credit a minimum ratio of "adjusted shareholders equity" of the Company to its "adjusted balance sheet," all as defined in the agreement. The Company also committed to a minimum "net operating profit", before financial expenses and before depreciation and amortization deductions as and from 2004 (throughout 2004 and 2005 - before deduction of all or half, respectively, of the research and development expenses relating to Insightec). The Company further committed to a minimum "net asset value" of PC (after deduction of loans, including shareholder loans) as and from 2004, which is to be determined by an external appraiser. The covenants will remain in full force and effect for as long as the credit provided by the Bank to the Company or to EIL exceeds $30.0 million.

               The Company's subsidiary (EUN) has pledged and assigned to and in favor of the Bank all shares held thereby in PC as well as all shares held in Sadyba (which pledge will be lifted subject to acquisition of Sadyba's shares held by the other shareholder
               - see Note 9B.(3)c. above, subject to and concurrently with the receipt of primary financing from an foreign bank, in a specified amount) and all, as a security, unlimited in amount, for the loan received. The Company also undertook not to pledge, in favor of third parties, any existing and prospective assets, without the Bank's prior consent (excluding pledges of new assets and/or projects - granted in favor of those who financed - or refinanced - acquisition and/or execution of same). The Company further undertook to provide under certain circumstances, some additional securities as detailed in the agreement, including a secondary lien on assets and interests acquired through funds provided by the credit line.

               Should the Company fail to comply with all or any of said financial covenants, or upon the occurrence of an event of default (including failure to provide the additional securities), the Bank shall then be entitled to demand the immediate repayment of the loan. As of December 31, 2004, both the Company and EUN are in compliance with the financial covenants, as required.

               Notwithstanding the aforestated, following re-evaluation of the loan agreements by and between the Company, EUN and the bank, and in light of the realization of assets during 2004, as detailed in Note 14D above, the bank has informed the Company and EUN that it does not require, at this stage, compliance with the financial covenants included in the agreement, with the exception of that referring to the "adjusted shareholders' equity" to the "adjusted balance sheet" ratio, and all by and through January 1, 2006.

          b. As security for loans totaling NIS 82.3 million granted to the Company by another Israeli bank, the Company undertook, in favor thereof, not to pledge its shares in Elscint without the bank's prior consent and repayment of part of the loans balance as agreed between the parties.

                                    F -72-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -  COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.   Liens and collateral (Cont.)

     (2)  As security of a credit (including short-term) of approximately NIS
          298.0 million received from an Israeli bank Elscint undertook to comply with certain financial covenants, namely maintaining, throughout the duration of the credit, of a minimum ratio of shareholders' equity to total balance sheet assets. Elscint has registered, as a security for the credit, a first-ranking pledge in favor of the bank on the B.H. shares and granted certain additional first and second ranking pledges on shares of subsidiaries owned thereby. Elscint also undertook not to grant any floating or fixed charges of any rank, on any existing and prospective assets, in favor of third parties, without the bank's prior consent (excluding pledges of assets and/or projects - granted in favor of those who financed - or refinanced - acquisition and/or execution of same). Elscint further undertook to provide additional collateral, as detailed in the agreement, including first or second ranking pledges on assets and interests acquired by means of the credit line, and all as may be required by the bank. Should Elscint fails to comply with the financial covenant, or upon the occurrence of certain events of default, then and in such events, the bank shall be entitled to demand immediate payment of the loans.

     (3)  a.   Projects under credit facilities

               Certain project companies are engaged in the purchase, construction or operation of hotels and/or commercial centers ("Project Companies") have secured their respective credit facilities awarded by financing banks, in a total amount of NIS 1,803.6 million, engaged in the first or second ranking (fixed or floating) charges on property owned thereby, including right in and to real estate property as well as the financed projects, on goodwill and other intangible assets, on rights pertaining to certain contracts (including lease, operation and management agreements), on rights arising from insurance policies, and the like. Shares of Project Companies were also pledged in favor of the financing banks.

               Shareholders loans as well as any other rights and/or interests of shareholders in and to the Project Companies were subordinated to the respective credit facilities. No payment would be permitted to the shareholders (including the distribution of dividends but excluding management fees) prior to securing repayment of the credit facility to the bank and fulfilling certain other preconditions. In addition to the above, PC's holdings in certain Project Companies are assigned and transferred as part of the pledge thereof, to a bank appointed trustee. According to the escrow provisions the trustee is to use the voting rights as per PC's instructions, other than in circumstances where value of the security may be impaired or the financial position of the borrower adversely affected. Profits generated from such holdings are retained with PC. The financing bank has a right to appoint one board member for each such Project Company.

               Certain loan agreements include an undertaking to fulfill certain financial and operational covenants ("covenants") throughout the duration of the credit, namely: achieving certain operational milestones on certain specified dates (e.g. scope of lease, etc.); complying with debt cover, "loan outstanding amount" to secured assets value ratio; complying with certain restrictions on interest rates; maintaining certain cash balances for current operations; maintaining equity to project cost ratio and net profit to current bank's debt; occupancy percentage; average room or rental fee rates; and others.

               Several Project Companies undertook not to make any disposition in and to the secured assets, not to sell, transfer or lease any substantial part of their assets without the prior consent of the financing bank. In certain events the Project Companies undertook not to allow, without the prior consent of the financing bank: (i) any changes in and to the holding structure of the Project Companies nor to allow for any change in their incorporation documents; (ii) execution of any significant activities, including issuance of shares, related party transactions and significant transactions not in the ordinary course of business; (iii) certain changes to the scope of the project; (iv) the assumption of certain liabilities by the Project Company in favor of third parties; (v) receipt of loans by the Project Company and/or the provision thereby of a guarantee to third parties; and the like.

                                    F -73-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 17 -  COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.    Liens and collateral (Cont.)

     (3) (Cont.)

          b. Elscint guarantees fulfillment of certain obligations in terms of financing agreements, of various B.H. Project Companies up to an amount equal to a certain percentage of the loan amount or the cost of construction, as applicable. The maximum amount of the guarantee (upon completion of the projects) is estimated at GBP 8.0 million (NIS 66.5 million). As of December 31, 2004, such amount totaled GBP 7.6 million (NIS 63.4 million).

               PC guarantees fulfillment of its Project Companies' obligations under certain loan agreements, up to an aggregate amount of
               (euro)10.5 million (NIS 61.7 million).

               PC and/or EUN undertook in terms of various loan agreements to supplement shareholders' equity (including shareholder loans) of the Project companies, in accordance with the financing agreements or alternatively provide additional financing in the event of a budget overrun or should same be required for operation or maintenance of the respective project.

          c. As to bank deposits made to secure loans and guarantees received therefrom, by the Group Companies - see Notes 4 and 8 above.

     (4)  SC Bucuresti Tourism SA ("Bucuresti")

          In order to secure a bank loan in the amount of $26.0 million (NIS112.0 million) received by the controlling shareholder in Domino ("BHEE"), for the financing of investment in Bucuresti, Elscint granted a first ranking pledge on a bank deposit of $14.0 million and on all rights and income deriving therefrom. In addition, BHEE granted a fixed pledge on its Domino shares and a floating charge on all Domino's assets as well as a lien on the Bucuresti shares. Elscint pledged its BHEE shares and also granted a floating charge on BHEE's assets. An undertaking was granted in favor of the financing bank, not to allow for any change in the ownership and control structure of BHEE throughout the duration of the credit. Elscint furthermore provided a guarantee, unlimited in amount, to secure BHEE's undertakings to the bank. The bank restricted its right to realize this guarantee, by linking it to the realization terms of the Bucuresti shares owned by Domino (except for certain instances as stipulated in the agreement).

     (5) Within the framework of an investment, in which Insightec has raised from existing shareholders through the issuance of convertible notes, $21.0 million (NIS 90.5 million), Insightec undertook that, so long as any note remains outstanding and until a public offering of at least 25% of Insightec's shares or a financing of at least $50.0 million at a price per share not lower then $14.0, it will comply with certain limitations regarding dividend distributions, merger and/or asset acquisition transactions totaling $ 5.0 million per annum, and the like. Similarly, Insightec is obliged to meet certain financial covenants regarding a level of liquidity of at least $5.0 million and a ratio of EBITDA to interest payments of 1.1
          - as and from 2006 up to 1.5 - in 2008 and thereafter.

          Insightec further undertook in terms of the convertible notes, not to repay part of a bank loan ($ 5.0 million) until December 31, 2007. Concurrently, the Company undertook to extend the term of its guarantee through March 31, 2007 (see (6) below).

     (6) In order to secure a bank loan totaling $5.2 million (NIS 22.4 million) granted to Insightec, the Company provided a bank guarantee (inter-branch), valid until March 2007 (see Note 14G, above).

                                    F -74-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 18 - SHARE CAPITAL

A.   Composition:

                                                          Ordinary shares
                                                    of NIS 1.00 par value each
                                                  ------------------------------
                                                            December 31
                                                  ------------------------------
                                                         2004          2003
                                                  --------------- --------------

    Authorized share capital                          50,000,000    50,000,000
    Issued and outstanding                        (*) 24,397,082    23,773,720

     (*) Including 2,842,400 shares (2003 - 76,900 shares) "dormant" shares (see Note 2P, above and section B.(iv), below) and 524,187 shares (2003 - 882,140 shares) held by Elscint Ltd. (see B.(iii) below).

B.   Further information regarding the share capital and dispositions therein

     (i) The balance of the shares includes 510,066 shares held by the Group's employees and directors, issued thereto in February 2001, within the framework of employees and officers incentive plan ("Employees").

          The acquisition of the shares by the Employees was financed by a loan provided for such purpose by the Company, to be repaid at the end of a five-year period. The loan bears an annual interest of 6%. Any tax to which Employees may be subject as a result of the said interest shall be borne by the Company. However, the Company will not assume any liability for the payment of tax imposed, if so, in respect of the allotment of the shares and their subsequent sale. The shares are held in escrow, and will be used as sole security for repayment of the said loan. In the event an Employee elects to transfer its vested shares, whether to himself or to any other third party, then he shall be obliged to deposit an amount equal to the balance of the loan as security for its repayment.

          Should the Company distribute any dividends, with a "record" date occurring at any date during the escrow period, then the Company shall transfer to the escrow agent such dividends corresponding to the number of shares held on behalf of Employees by the escrow agent, who in turn will transfer such dividends to the respective Employees.

          All shares held by the Employees, as of December 31, 2004, are free of any restriction ("Vested"). Following the balance sheet date, shares were exercised by Employees such that the balance thereof as of the date immediately preceding the date of approving the financial statements - is 431,300 shares.

     (ii) In 2001, an agreement was signed between the Company, PC and EUN as one party, and Triple-S Holdings NV ("Triple-S") as another party, under which the latter transferred to PC its rights (existing and future) to acquire shares in the commercial centers project companies. The Company issued to Triple-S, as consideration thereof, 250,000 ordinary shares. In accordance with the terms of the agreement, an evaluation was carried out, on January 15, 2004, as to the market value on such date, of the issued shares (calculated based on the average price of the Company's shares on the NASDAQ during the 30 trading days prior to said date). As the market value of the shares on that date was lower than $6.0 million, the Company issued 623,362 additional ordinary shares to Triple-S (according to a resolution of the Board of Directors adopted in January 2004), such that the total value of shares issued to Triple-S would equal $6.0 million, based on the average price per share, as indicated above. The value of such transaction in NIS equivalent of $6.0 million, was recorded, upon execution of the agreement, as the cost of the rights acquired, against shares issued as per value thereof on the date of transaction (in NIS equal to approximately $1.4 dollars) and against a long-term liability amounting to the balance. Such liability, in the amount of NIS 18.9 million, was charged upon the issuance of shares, to share capital and to premium on shares, respectively.

                                    F -75-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 18 -  SHARE CAPITAL (CONT.)

B. Further information regarding the share capital and dispositions therein (Cont.)

    (iii) In November 2004, a transaction was consummated in terms of which Elscint transferred to an institutional investor ("the Investor") 357,953 shares of the Company in consideration for 576,923 Elscint shares held by the Investor. The ratio of the share transfer was determined based on the closing price of the Company's shares on the stock exchange as at the date of the transaction ($ 8.4 per share). The price of Elscint's share on the NYSE as at such date was $ 4.3 per share. This transaction was recorded, in the Company's financial statements, as an investment in the shares of Elscint in exchange for the issuance of shares at their fair value as at the date of the transaction.

     (iv) On December 27, 2004, the Company executed a tender offer, in the framework of which it purchased 2,800,000 of its ordinary shares from its shareholders (approximately 11.5% of the Company's issued share capital), for cash consideration of $11.4 per share.

C.   Outstanding warrants

     350,000 warrants were issued, free of consideration, to the controlling shareholder of the Company also being its Chairman of the Board. The warrants are convertible through September 2005 (subject to the holder thereof then being a Company officer), into 350,000 ordinary shares of NIS 1.00 par value each, of the Company, in exchange for an exercise price of NIS 45.7 per share (unlinked). The Company is not to bear any tax, if and to the extent imposed, in connection with the issuance of the warrants or the conversion thereof. The warrants were converted on February 27, 2005, in consideration for NIS 16.0 million.

D.   Dividend declared

     On February 7, 2005, the Company's Board of Directors resolved to authorize a distribution of dividends in an aggregate amount of $37.0 million ($1.7 per share). March 2, 2005 was set as the "record date", with payment to be executed on March 17, 2005. Out of the said amount, $
     0.7 million was paid to employees and is to be recorded as salary in the financial statements for the first quarter of 2005.

NOTE 19 -   ADDITIONAL DETAILS CONCERNING STATEMENT OF OPERATIONS ITEMS

                                                   Year ended December 31
                                           -------------------------------------
                                             2004     2003     2002      2004
                                           -------- -------- -------- ----------
                                           Reported      Adjusted     Reported
                                           -------- ---------------- -----------
                                                                     Convenience
                                                                     translation
                                                                     -----------
                                               (in thousand NIS)       US$'000
                                           ------------------------- -----------
A.   Revenues from hotel operations and
     management

     Rooms                                 135,208   123,640  134,770   31,385

     Food, beverage and other services      74,793    56,144   65,668   17,361
     Rental of commercial space              8,364     9,421    6,241    1,942
                                           -------   -------  -------   ------
                                           218,365   189,205  206,679   50,688
                                           =======   =======  =======   ======

                                    F -76-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 19 - ADDITIONAL DETAILS CONCERNING STATEMENT OF OPERATIONS ITEMS (CONT.)

                                                   Year ended December 31
                                           -------------------------------------
                                             2004     2003     2002      2004
                                           -------- -------- -------- ----------
                                           Reported      Adjusted     Reported
                                           -------- ----------------- ----------
                                                                     Convenience
                                                                     translation
                                                                     -----------
                                               (in thousand NIS)       US$'000
                                           ------------------------- -----------

B.   Cost of commercial centers
     operations

     Direct expenses:
     Wages and fringe benefits             18,411    13,139    11,398    4,274
     Maintenance of property               92,772    90,342    73,773   21,535
                                          -------   -------   -------   ------
                                          111,183   103,481    85,171   25,809

     Other operating expenses               5,658     6,871     3,907    1,313

     Depreciation of building and
     equipment                             82,939    82,564    60,927   19,252
                                          -------   -------   -------   ------
                                          199,780   192,916   150,005   46,374
                                          =======   =======   =======   ======

C.   Cost of hotel operations and
     managment

     Direct expenses:
     Wages and fringe benefits             69,194    65,033    69,990   16,062
     Food and beverages                    12,652    12,516    17,259    2,937
     Other                                 55,776    50,752    45,957   12,947
                                          -------   -------   -------   ------
                                          137,622   128,301   133,206   31,946

      Other operating expenses             25,841    18,418    26,852    5,998

      Depreciation and amortization        37,631    30,971    33,628    8,735
                                          -------   -------   -------   ------
                                          201,094   177,690   193,686   46,679
                                          =======   =======   =======   ======

D.   Cost of sale of medical systems

     Wages and fringe benefits              1,093         -         -      254
     Materials and subcontractors           7,352         -         -    1,707
     Royalties to OCS (Note 17A.(7))        1,317         -         -      305
     Others                                 1,058         -         -      246
                                          -------   -------   -------   ------
                                           10,820         -         -    2,512
      Canges in work in process
      and finish goods                       (986)        -         -     (229)
                                            9,834         -         -    2,283
                                          =======   =======   =======   ======

E.   Cost of lease of assets

     Depreciation and amortization          2,895     2,994         -      672
     Others                                   280       516         -       65
                                          -------   -------   -------   ------
                                            3,175     3,510         -      737
                                          =======   =======   =======   ======

F.   Research and development expenses,
     net

     Wages and fringe benefits             20,572    17,796    16,502    4,775
     Materials and subcontractors          16,369    25,875    13,633    3,800
     Depreciation and amortization          5,849     4,508     3,891    1,358
     Others                                 3,052     3,008     2,071      708
                                          -------   -------   -------   ------
                                           45,842    51,187    36,097   10,641
     Less - participation of the OCS        7,684     7,468     7,643    1,784
                                          -------   -------   -------   ------
                                           38,158    43,719    28,454    8,857
                                          =======   =======   =======   ======

                                    F -77-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 19 - ADDITIONAL DETAILS CONCERNING STATEMENT OF OPERATIONS ITEMS (CONT.)

                                                   Year ended December 31
                                           -------------------------------------
                                             2004     2003     2002      2004
                                           -------- -------- -------- ----------
                                           Reported      Adjusted      Reported
                                           -------- ----------------- ----------
                                                                     Convenience
                                                                     translation
                                                                     -----------
                                               (in thousand NIS)       US$'000
                                           ------------------------- -----------

G.   Marketing and selling expenses

     Advertising                           21,853    16,177    11,499    5,073
     Doubtful debts                         9,511     6,432    13,384    2,208
     Wages and fringe benefits              4,124       453       137      957
     Depreciation and amortization          3,968     7,721     2,849      921
     Others                                 3,619       186       183      840
                                          -------   -------   -------   ------
                                           43,075    30,969    28,052    9,999
                                          =======   =======   =======   ======

H.   General and administrative expenses

     Wages and fringe benefits             41,197    36,000    31,984    9,563
     Depreciation and amortization          2,922     2,382     2,926      678
     Others                                48,417    48,653    53,110   11,239
                                          -------   -------   -------   ------
                                           92,536    87,035    88,020   21,480
                                          =======   =======   =======   ======

I.   Financial income (expenses), net

     In respect of:

       Long-term loans                    (70,326) (122,280)  (20,567) (16,324)
       Short-term loans                     2,238   (38,935)  (70,167)     519
       Deposits, debentures and long-
       term receivables                     2,082   (42,178)   29,505      483
     Gains (losses) from currency
       transactions                       (14,880)  (12,451)   11,513   (3,454)
     Gains (losses) on securities           2,496     4,567    (1,753)     579
     Others (including erosion of
      monetary items and other, net)      (19,115)  (16,443)  (20,586)  (4,436)
                                          --------  --------  --------  -------
                                          (97,505) (227,720)  (72,055) (22,633)
     Financial expenses (income), net
      capitalized to  buildings under
      construction (*)                     13,808    (9,857)   27,476    3,205
     Financial costs credited to capital
     reserves from translation
     differences                           30,128    25,756    39,139    6,993
                                          -------   -------   -------   ------
                                          (53,569) (211,821)   (5,440) (12,435)
                                          ======== =========  ======== ========

     (*)  The discount rate applicable
          to non-specific credit (see
          Note 2T. above)                     3.7%    (4.0%)     4.0%     3.7%
                                          ======== =========  ======== ========

J.   Other income (expenses), net

     Gain from realizing investments
      (including through a decrease in
      shareholding) in investees and
      other companies, net (1)            148,334    45,129    25,007   34,432
     Gain from realization (repayment)
      of investment-type monetary
      balances in Investees (2)            12,378    32,253    30,760    2,873
     Loss from disposition of assets and
      liabilities                         (12,201)   (7,808)     (507)  (2,832)
     Provision for impairment of
      investments and assets (3)          (52,620)  (30,252)  (44,055) (12,214)
     Others, net                            1,017    (4,670)   (1,701)     236
                                          -------   --------  -------   ------
                                           96,908    34,652     9,504   22,495
                                          ======== =========  ======== ========

                                    F -78-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 19 - ADDITIONAL DETAILS CONCERNING STATEMENT OF OPERATIONS ITEMS (CONT.)

J.   Other income (expenses), net (Cont.)

     (1) (i) Information as to the July 2004 transaction for the sale of the commercial centers, - see Note 9B.(3).a above. The gain generated from the transaction includes NIS 153.3 million from realization of capital reserves from foreign currency translation adjustments in respect of realized investments (shares and shareholders' loans).

          (ii) In November 2003 a transaction was completed within the framework of which Elscint sold to a third party its entire holdings (16% fully diluted) in Algotech Systems Ltd., in consideration for an estimated total of NIS 33.7 million (following adjustments). Elscint generated NIS 30.0 million as gain from such transaction, NIS 28.0 million of which was recorded in 2003 and 2004, with the balance, in the amount of NIS 2.0 million, to be recorded in 2005 (see, in addition, Note 17B.(6) above).

         (iii) An amount of NIS 13.0 million (NIS 20.4 million and NIS 25.0 million, for 2003 and 2002, respectively) derived from recording in the statement of operations, deferred income in respect of a decrease in the shareholding in Insightec (see
               Note 2G. above).

     (2) Throughout 2002 to 2004, certain subsidiaries have entered into agreements with foreign banks and other financial institutions for the refinancing of several commercial centers in Hungary and Poland and of hotels in the Netherlands and England. The borrowing companies have transferred, to their respective shareholders certain financing surplus of the credits received, as repayment of shareholders' loans. As a result, capital reserves from foreign currency translation adjustments attributed to the said shareholders' loans, were realized.

     (3)  See, in addition, Notes 9A.3 and 10A -10C, above.

K.   Earnings per share

                                                   Year ended December 31
                                           -------------------------------------
                                             2004     2003     2002      2004
                                           -------- -------- -------- ----------
                                           Reported      Adjusted     Reported
                                           -------- ----------------- ----------
                                                                     Convenience
                                                                     translation
                                                                     -----------
                                               (in thousand NIS)       US$'000
                                           ------------------------- -----------

     1.   Basic earnings per share

          Earnings (loss) from
           continuing operations           36,537   (124,054)  (14,338)   8,481
                                          ========  =========  ========  =======
          Earnings from discontinuing
           operations                       6,810     12,073    54,752    1,581
                                          ========  =========  ========  =======
          Weighted average number of
           shares (in thousands)           23,025     22,337    22,337   23,025
                                          ========  =========  ========  =======
     2.   Diluted earnings per share

          Net income (loss)                44,140   (112,081)   40,414   10,246
                                          ========  =========  ========  =======

          Weighted average number of
           shares (in thousands)           23,925     22,337    22,887   23,925
                                          ========  =========  ========  =======

                                    F -79-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 20 -   RELATED PARTIES

A.   Transactions

     (1)  Components:

                                                   Year ended December 31
                                           -------------------------------------
                                             2004      2003      2002     2004
                                           --------  --------  -------- --------
                                           Reported      Adjusted      Reported
                                           ----------- -------------- ----------
                                                                     Convenience
                                                                     translation
                                                                     -----------
                                               (in thousand NIS)       US$'000
                                           ------------------------- -----------

          Revenues from long-term projects        -        -    1,509        -

          General and administrative
           expenses (I)                       7,570   10,161   10,592    1,757

          Project expenses (coordination,
           supervision and aviation,
           services) - charged, mainly to
           cost of the fixed assets (II)     25,045    7,730   29,726    5,814

          Cost of construction of the Arena
           - charged to the cost of the
           fixed assets                       7,800  154,039        -    1,811

          (I)  Includes:

               A.  Benefits granted to related parties, as follows:

                                                   Year ended December 31
                                           -------------------------------------
                                             2004     2003     2002      2004
                                           -------- -------- -------- ----------
                                           Reported      Adjusted      Reported
                                           ----------- -------------- ----------
                                                                     Convenience
                                                                     translation
                                                                     -----------
                                               (in thousand NIS)       US$'000
                                           ------------------------- -----------

                        Payments to
                        directors:
                        Non-employee -
                         Cost                 386      316       231         90
                                          =========  =======  =======  =========
                         Number of
                        recipients              5        5         4          5
                                          =========  =======  =======  =========
                        Employed -
                         Cost               6,375    6,926     7,214      1,480
                                          =========  =======  =======  =========
                         Number of
                        recipients              3        3         4          3
                                          =========  =======  =======  =========

               B.  Participation in joint expenses
                    (see Note 17A(5))

                                              471      1,946    1,932     109
                                          =========  =======  =======  =========

(II)  See Note 17A(3), above and item (8), below.

                                    F -80-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 20 -   RELATED PARTIES (CONT.)

A.   Transactions (Cont.)

     (2) In December 2002 the Company's shareholders meeting approved a three-year employment agreement with the Chairman of the Board, with effect from August 1, 2002, according to which the Chairman consented to dedicate not less than 80% of his time to his position as an active chairman of the board. The chairman's term of employment by EIL shall be counted in calculating the period of his employment by the Company for all purposes. EIL undertook in terms of the agreement to transfer to the Company's ownership all amounts deposited in severance-pay funds, in order to cover all rights accumulated throughout the period of the Chairman's employment with EIL. In March 2005, an increase in the Chairman's monthly cost of employment to NIS 220,000 ($51,067), was approved at the Company's General Meeting, with effect as from January 1, 2005.

     (3) Shares and warrants allotted to related parties - see Notes 9B.(2) above.

     (4) Warrants issued to the Chairman of the Board of Directors - see Note 18C. above. The terms of exercise of warrants were altered, from a price of NIS 40.0 per warrant (linked to the increase in the $-NIS exchange rate ) to NIS 44.0 (unlinked). The computed theoretical economic value of the warrants, based on the "Black-Scholes" model, totaled as of October 8, 2002 (the Board of Directors' resolution date in respect of the change in exercise terms) NIS 0.7 million (calculated on the basis of a 40% annual standard deviation and 9% annual capitalization rate). The closing price of the Company's share on the Tel Aviv Stock Exchange and on the NASDAQ, immediately prior to the Board of Directors' resolution as to update the exercise price, was NIS 23.5 and $4.7, respectively.

          In September 2004, Company's shareholders' meeting approved a 1-year extension to the exercise period of the warrants (through September 8, 2005). The exercise price was determined to NIS 45.7 per warrant (instead of NIS 44.0). Other conditions of the warrants remain unchanged. The computed theoretical economic value of the warrants, based on the "Black-Scholes" model, totaled as of June 22, 2004 (the Board of Directors' resolution in respect of the change in exercise terms) NIS 1.5 million (calculated on the basis of a 37% annual standard deviation and 6% annual capitalization rate). The closing price of the Company's share on the Tel Aviv Stock Exchange and on the NASDAQ, immediately prior to the Board of Directors' resolution as to the said change was NIS 37.3 and $8.4, respectively.

     (5) The directors and officers of the Company, of Group companies and of companies in which directors serve on behalf of the Company, are covered through October 2005 by insurance of up to $ 40.0 million (per event and for the period) in respect of their liability. The coverage is within the framework of a joint insurance policy for the EIL Group companies. Each Group company bears a pro-rata share (33%) of insurance cost.

          In November 2004 the audit committee and the Board of Directors of the Company resolved to approve the coverage of liability of the Chairman of the Company's Board of Directors under the above insurance policy, in terms of a framework resolution of the Company's general meeting effective through December 31, 2008.

                                    F -81-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 20 -   RELATED PARTIES (CONT.)

A.   Transactions (Cont.)

     (6)  As for directors' indemnification - see Note 17C.(1) and (2) above.

     (7) EIL acquired a "Run off" insurance policy covering itself, the Company and Elscint, up to $ 20.0 million over the coverage of $
          40.0 million included in the additional policies, and all through September 2006. Premium for said insurance totals $810,000 for the entire six year duration of coverage (33% for each company). The insurance covers officers who served in the companies through May 1999 and in respect of events occurring prior thereto subject to same neither being reported nor known in May 1999.

     (8) Subsidiaries receive, from time to time, aviation services from Jet Link Ltd. - a company controlled by Control Centers - for purposes of their activities and operations, in exchange for a payment based on Jet Link's price list, net of a discount of at least 5%.

     (9) The Company and Elscint lease office space from Control Centers at customary commercial conditions.

B.   Balances

                                                          December 31
                                                 ------------------------------
                                                   2004       2003       2004
                                                 --------   -------- -----------
                                                 Reported   Adjusted   Reported
                                                 --------   -------- -----------
                                                                     Convenience
                                                                     translation
                                                                     -----------
                                                  (in thousand NIS)    US$'000
                                                 ------------------- -----------
     Assets:
       Receivables and other debit accounts        521        7,509         121

     Liabilities:
     Payables and other credit accounts            830            -         193

 C.  Commitments - see Note 17A, above.

 D.  Liens and guarantees - see Note 17D, above.

 E. The Group companies conduct business (the receipt of credit, deposits and management of security portfolio transactions) with a banking corporation, being a related party of the Company. As these transactions are executed in the ordinary course of business and under customary market terms and conditions, no segregation has been made in respect thereof and no disclosure has been provided thereto in the financial statements.

                                    F -82-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 21 -   BUSINESS AND GEOGRAPHIC SEGMENTS

Data regarding business segments

A.   Primary reporting -
     Year ended December 31, 2004

                                             Commercial
                                                and
                                              entertain-                       Image           Lease
                                                ment                          guided             of            Other
                                              centers          Hotels        treatment         assets        activities      Total
                                            -----------     -----------    ------------      ----------   ---------------  ---------
                                                                           R e p o r t e d
                                            ----------------------------------------------------------------------------------------
                                                                     (I n t h o u s a n d  N I S)
                                            ----------------------------------------------------------------------------------------

Year ended December 31 2004:

Revenues                                      311,893         218,365          44,049          13,238             --         587,545
                                            ===========    ============    =============    ============     ===========  ==========
Operating income (loss)
 by segment                                    40,691          11,213         (20,102)         10,063           (659)         41,206
                                            ===========    ============    =============    ============     ===========  ==========
Less - unallocated
 general and
 administrative expenses                                                                                                    (43,684)
                                                                                                                          ----------
Operating loss (before
 financial expenses)                                                                                                         (2,478)

Financial expenses, net                                                                                                     (53,569)

Other income, net                                                                                                             96,908
                                                                                                                          ----------
Income before taxes on income                                                                                                 40,861

Taxes on income                                                                                                               15,804
                                                                                                                          ----------
Income after taxes on income                                                                                                  25,057
Share in associates'
 results                                        2,890                                                        (18,858)       (15,968)
                                            ===========                                                     ==========    ==========
Minority interest in
 results of
 subsidiaries, net                                                                                                            27,448
                                                                                                                          ----------
Income from continuing operation                                                                                              36,537

Income from discontinuing operation                                                                                            6,810
                                                                                                                          ----------
Net income                                                                                                                    43,347
                                                                                                                          ==========
Purchase cost of segment
 fixed (tangible and
 intangible) assets (*)                       199,369         161,361             511
                                            ===========    ============    =============
Depreciation and
 amortization of segment
 assets                                        94,257          37,631           6,069           2,895
                                            ===========    ============    =============    ============
Provision for impairment
 of investments and
 assets                                        36,668          10,025                                          3,876
                                            ===========    ============                                     ===========
December 31 2004:

Total segment assets (*)                    2,028,028       1,522,842          51,198         129,914         14,678       3,746,660
                                            ===========    ============    =============    ============    ============
Investment on the equity
 basis                                         16,685                                                         40,245          56,930
                                            ===========                                                     ============
Unallocated assets                                                                                                           716,689
                                                                                                                          ----------
                                                                                                                           4,520,279
                                                                                                                          ==========

Segment liabilities                           165,638          45,352          27,432           8,311                        246,733
                                            ===========    ============    =============    ============

Unallocated liabilities                                                                                                    3,038,891
                                                                                                                          ----------
                                                                                                                           3,285,624
                                                                                                                          ==========


     (*) As for the balance of, and transactions in, assets under construction during the reporting year - see Note 10A., above.

                                    F -83-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 21 -   BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

Data regarding business segments (Cont.)

A.   Primary reporting (Cont.) -
     Year ended December 31, 2004  (cont.)

                                                                              Convenience translation
                                             ---------------------------------------------------------------------------------------
                                             Commercial
                                                and
                                              entertain-                       Image           Lease
                                                ment                          guided             of            Other
                                              centers          Hotels        treatment         assets        activities      Total
                                            -----------     -----------    ------------      ----------   ---------------  ---------
                                                                           R e p o r t e d
                                            ----------------------------------------------------------------------------------------
                                                                             (US$'000)
                                            ----------------------------------------------------------------------------------------

Year ended December 31 2004:

Revenues                                       72,398          50,688          10,225           3,073             --        136,384
                                              =========      ==========      ==========       =========       =========   ==========
Operating income (loss)
 by segment                                     9,445           2,603          (4,666)          2,336            (153)        9,565
                                              =========      ==========      ==========       =========       =========
Less - unallocated
 general and
 administrative expenses                                                                                                    (10,140)
                                                                                                                          ----------
Operating loss (before
 financial expenses)                                                                                                           (575)

Financial expenses, net                                                                                                     (12,435)

Other income, net                                                                                                            22,495
                                                                                                                          ----------

Income before taxes on income                                                                                                 9,485

Taxes on income                                                                                                               3,669
                                                                                                                          ----------
Income after taxes on income                                                                                                  5,816

Share in associates'
 results                                          670                                                          (4,377)       (3,707)
                                              =========                                                       =========

Minority interest in
 results of
 subsidiaries, net                                                                                                            6,372
                                                                                                                          ----------
Income from continuing operation                                                                                              8,481

Income from discontinuing operation                                                                                           1,581
                                                                                                                          ----------
Net income                                                                                                                   10,062
                                                                                                                          ==========
Purchase cost of segment
 fixed (tangible and
 intangible) assets (*)                        46,279          37,456             119
                                              =========      ==========      ==========
Depreciation and
 amortization of segment
 assets                                        21,880           8,735           1,409             672
                                              =========      ==========      ==========       =========
Provision for impairment
 of investments and
 assets                                         8,512           2,327                                            900
                                              =========      ==========                                       =========
December 31 2004:

Total segment assets (*)                      470,759         353,491          11,884          30,156          3,407        869,697
                                              =========      ==========      ==========       =========       =========
Investment on the equity
 basis                                          3,873                                                          9,342         13,215
                                              =========                                                       =========
Unallocated assets                                                                                                          166,362
                                                                                                                          ----------
                                                                                                                          1,049,274
                                                                                                                          ==========
Segment liabilities                            38,449          10,527           6,368           1,929                        57,273
                                              =========      ==========      ==========       =========
Unallocated liabilities                                                                                                     705,406
                                                                                                                          ----------
                                                                                                                            762,679
                                                                                                                          ==========

     (*) As for the balance of, and transactions in, assets under construction during the reporting year - see Note 10A., above.


                                    F -84-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 21 -   BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

Data regarding business segments (Cont.)

A.   Primary reporting (Cont.)
     - Year ended December 31, 2003


                                             Commercial
                                                and
                                              entertain-                       Image           Lease
                                                ment                          guided             of            Other
                                              centers          Hotels        treatment         assets        activities      Total
                                            -----------     -----------    ------------      ----------   ---------------  ---------
                                                                           A d u j s t e d
                                            ----------------------------------------------------------------------------------------
                                                                     (I n t h o u s a n d  N I S)
                                            ----------------------------------------------------------------------------------------

Year ended December 31 2003:

Revenues                                      347,056         189,205              --          13,495             --        549,756
                                           ============     ============    ===========     ===========    ===========    ==========
Operating income (loss)
 by segment                                    88,842             533         (52,433)          9,985         (2,176)        44,751
                                           ============     ============    ===========     ===========    ===========
Less - unallocated
 general and
 administrative expenses                                                                                                    (39,673)
                                                                                                                          ----------
Operating income (before
 financial expenses)                                                                                                          5,078

Financial expenses, net                                                                                                    (211,821)

Other income, net                                                                                                            34,652
                                                                                                                          ----------
Loss before income taxes                                                                                                   (172,091)

Tax benefit                                                                                                                  20,217
                                                                                                                          ----------
Loss after taxes on income                                                                                                 (151,874)

Share in associates' losses                                                                                  (20,951)       (20,951)
                                                                                                           ===========
Minority interest in
 results of
 subsidiaries, net                                                                                                           48,671
                                                                                                                          ----------
Loss from continuing operation                                                                                             (124,154)

Income from
 discontinuing operation                                                                                                     12,073
                                                                                                                          ----------
Loss for the year                                                                                                          (112,081)
Purchase cost of segment                                                                                                  ==========
 fixed (tangible and
 intangible) assets(*)                        348,413         176,960           1,593           2,186             --
                                           ============     ============    ===========     ===========    ===========
Depreciation and
 amortization of segment
 assets                                       104,471          34,619           5,304           2,994             --
                                           ============     ============    ===========     ===========    ===========
Provision for impairment
 of investments and
 assets                                        12,215          15,597              --              --          1,155
                                           ============     ============    ===========     ===========    ===========
December 31 2003:

Total segment assets (*)                    3,401,171       1,270,2547         48,465         119,979         21,936       4,861,808
                                           ============     ============    ===========     ===========    ===========

Equity method investment                       27,321                                                         58,305          85,626
                                           ============                                                    ===========
Unallocated assets                                                                                                           580,141
                                                                                                                          ----------
                                                                                                                           5,527,575
                                                                                                                          ==========

Segment liabilities                            81,875          53,147          20,487           7,718            431         163,658
                                           ============     ============    ===========     ===========    ===========

Unallocated liabilities                                                                                                    3,938,665
                                                                                                                          ----------
                                                                                                                           4,102,323
                                                                                                                          ==========

     (*) As for the balance of, and transactions in, assets under construction during the reporting year - see Note 10A, above.

                                    F -85-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 21 -  BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

Data regarding business segments (Cont.)

A.   Primary reporting (Cont.)
     - Year ended December 31, 2002


                                             Commercial
                                                and
                                              entertain-                      Image
                                                ment                          guided            Other
                                              centers          Hotels        treatment        activities         Total
                                            -----------     -----------    ------------      ------------    --------------
                                                                           A d u j s t e d
                                            ----------------------------------------------------------------------------------------
                                                                     (I n t h o u s a n d  N I S)
                                            ----------------------------------------------------------------------------------------

     Year ended December 31 2002:

     Revenues                                 279,776         206,679               -           1,509          487,964
                                            ===========     ===========      ==========      ==========      ===========
     Operating income (loss) by
      segment                                  61,101           1,044         (36,394)         (4,321)          21,430
                                            ===========     ===========      ==========      ==========
     Less - unallocated general and
      administrative expenses                                                                                  (39,705)
                                                                                                             -----------
     Operating loss (before
      financial)                                                                                               (18,275)

     Financial expenses, net                                                                                    (5,440)

     Other income, net                                                                                           9,504
                                                                                                             -----------
     Loss before income taxes                                                                                  (14,211)

     Income taxes                                                                                               21,711
                                                                                                             -----------
     Loss after taxes on income                                                                                (35,922)

     Share in, associates' losses                                                              (2,906)          (2,906)
                                                                                             ==========
     Minority interest in results
      of subsidiaries, net                                                                                      24,490
                                                                                                             -----------
     Loss from continuing operation                                                                            (14,338)
     Income from discontinuing
      operation                                                                                                 54,752
                                                                                                             -----------
     Net income for the year                                                                                    40,414
                                                                                                             ===========
     Purchase cost of segment fixed
      (tangible and intangible)
      assets                                  789,958          51,016               -          13,137
                                            ===========     ===========      ==========      ==========
     Depreciation and amortization
      of segment assets                        75,788          35,557           5,402
                                            ===========     ===========      ==========
     Provision for impairment of
      investments                               9,714          16,019               -          15,178
                                            ===========     ===========      ==========      ==========

                                    F -86-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 21 -   BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

Data regarding business segments (Cont.)

B.   Secondary reporting

                                            Revenues by geographical markets
                                         ---------------------------------------
                                                 Year ended December 31
                                         ---------------------------------------
                                          2004      2003      2002       2004
                                         ------    ------    ------     ------
                                         Reported      Adjusted        Reported
                                         --------  ----------------  -----------
                                                                     Convenience
                                                                     translation
                                                                    ------------
                                              (in thousand NIS)        US$'000
                                         -------------------------- ------------
     Israel                               55,263    20,106    1,509     12,828
     West Europe                         203,615   181,668  170,326     47,264
     East and center Europe              282,536   346,200  314,501     65,584
     Others                               46,131     1,782    1,628     10,708
                                         -------   -------  -------    --------
                                         587,545   549,756  487,964    136,384
                                         =======   =======  =======    ========

                                                Purchase cost of segment
                                         fixed (tangible and intangible) assets
                                         ---------------------------------------
                                                 Year ended December 31
                                         ---------------------------------------
                                          2004      2003      2002       2004
                                         ------    ------   --------  ---------
                                         Reported      Adjusted        Reported
                                         --------  ----------------- -----------
                                                                     Convenience
                                                                     translation
                                                                     -----------
                                              (in thousand NIS)        US$'000
                                         --------------------------- -----------
     Israel                               25,353   188,954   123,927    5,885
     West Europe                         143,904   171,570    94,699   33,404
     East and center Europe              191,984   168,628   629,775   44,564
     Others                                    -         -     5,710        -
                                         -------   -------   -------   --------
                                         361,241   529,152   854,111   83,853
                                         =======   =======   =======   ========

                                                    Segment assets
                                         --------------------------------------
                                                 Year ended December 31
                                         --------------------------------------
                                            2004        2003        2004
                                         ---------   ---------   ------------
                                          Reported    Adjusted     Reported
                                         ---------   ---------   ------------
                                                                 Convenience
                                                                 translation
                                                                 ------------
                                          (in thousand NIS)        US$'000
                                         ---------------------   ------------
     Israel                                702,659     769,450     163,105
     West Europe                         1,437,807   1,245,573     333,752
     East and center Europe              1,637,524   2,899,886     380,112
     Others                                 25,600      32,525       5,942
                                         ---------   ---------   ------------
                                         3,803,590   4,947,434     882,911
                                         =========   =========   ============

                                    F -87-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 22 -   DISCONTINUING OPERATIONS

A. On December 31, 2002 Elscint sold to a third party (the "Purchaser") (on the basis of an agreement signed on November 13, 2002) all the manufacturing, assembling, engineering and integrating of assemblies and sub assemblies (mainly for medical imaging equipment) which were preformed through its Ma'alot facility in northern Israel ("the Plant"). Elscint sold to the Purchaser the Plant's assets as defined in the agreement. In addition, the Purchaser assumed certain liabilities in respect of the Plant save for those relating to claims pertaining to events or circumstances which occurred or arose prior to consummation, as defined in the agreement. The consideration was determined based on the net book value of the transferred assets as recorded in the Plant's financial statements as of December 31, 2002 with an addition of a fixed amount in respect of the goodwill. As to indemnity granted to Purchaser by Elscint - See Note 17C. (4), above.

     Upon consummation, of the transaction, the Group's activity in the medical imaging area, in general and in the assemblies and sub-assemblies segment, in particular, has effectively ceased. Assets and liabilities, which relate to the discontinuing operation, were included in the balance sheet under separate categories - "assets/liabilities relating to discontinuing operation". The transactions and cash flows relating to the aforesaid operation were included in the statements of operations and cash flows under a separate category - "income from discontinuing operation" and - "cash flows related to discontinuing operation", respectively.

B. Following the sale of the diagnostic ultrasound activity, previously conducted by subsidiaries and the sale of Nuclear Medicine (NM), Magnetic Resonance Imaging (MRI) and Computerized Tomography (CT) activities by Elscint, the Group's core activity in these areas was, during 1998 terminated. The results from same have therefore been presented in the statements of operations, as discontinuing operation.

     Balances included in the statement of operations and/or dispositions in balance sheet items through the reported years, reflect primarily settlements or resolution of disputes and/or lawsuits and/or certain claims relating to the ultrasound, CT and MRI businesses and the ultimate sale thereof by Elscint as well as to the assemblies and sub-assemblies business, as detailed in Section A. above.

C. The following table states composition of assets, liabilities, income and expenses relating to the discontinuing operations in previous years:

                                                          December 31
                                                 -------------------------------
                                                   2004       2003       2004
                                                 --------  --------- -----------
                                                 Reported   Adjusted   Reported
                                                 --------  --------- -----------

                                                                     Convenience
                                                                     translation
                                                                     -----------
                                                  (in thousand NIS)    US$'000
                                                 ------------------- -----------

     Current assets
     Receivable and other debit accounts         2,577       3,026         598

     Long-term investments and receivables      12,123      13,202       2,814
                                               --------   ---------    ---------
                                                14,700      16,228       3,412
                                               ========   =========    =========
     Current liabilities
     Payables and other credit accounts         71,986      82,751      16,710

     Long-term liabilities                           -          51           -
                                               --------   ---------    ---------
                                                71,986      82,802      16,710
                                               ========   =========    =========

                                    F -88-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 22 -   DISCONTINUING OPERATION (CONT.)

C.   (Cont.)
                                                   Year ended December 31
                                           -------------------------------------
                                             2004     2003     2002      2004
                                           -------- -------- -------- ----------
                                           Reported      Adjusted     Reported
                                           --------  ---------------  ----------

                                                                     Convenience
                                                                     translation
                                                                     -----------
                                               (in thousand NIS)       US$'000
                                           ------------------------- -----------
     Revenues                                 -         -     422,055        -
     Cost of revenues                         -         -     370,148        -
                                           ------   ------  ----------  --------
                                              -         -      51,907        -
     Marketing and selling expenses           -         -      (1,075)       -
     General and administrative
      expenses                                -         -      (8,580)       -
                                           ------   ------  ----------  --------
     Operating income before financial
      income (expenses), net                  -         -      42,252        -

     Financial income (expenses), net     2,512     6,463      (5,625)     583
     Other income, net                    8,555    10,600      15,206    1,986
                                         --------  -------  ----------  --------
                                         11,067    17,063      51,833    2,569
     Gain on sale of activity                 -         -      37,149        -
                                         --------  ------   ----------  --------
                                         11,067    17,063      88,982    2,569

     Minority interest                   (4,257)   (4,990)    (34,230)    (988)
                                         --------  -------  ----------  --------
     Net income from discontinuing
      operation                           6,810    12,073      54,752    1,581
                                         ========  =======  ==========  ========

NOTE 23 -   FINANCIAL INSTRUMENTS

A.   Currency transactions

     Currency transactions at December 31, 2004:

     Swap Transactions

     (i) SHH has entered into a Swap transaction with a foreign bank (which granted SHH a variable-interest bearing loan), with respect to the interest rate on the loan principal, namely the determination thereof at a fixed 5.8% interest rate through 2027. Elscint's share in the principal amount of the loan and in the fair value of the transaction as of December 31, 2004, based on the market valuation of transactions similar thereto (considering all terms and conditions thereof), totals GBP 17.0 million and GBP 0.2 million, respectively.

     (ii) Two companies within the B.H. Group have entered into a Swap transaction with a foreign financial institution (which granted thereto a variable-interest bearing loan), with respect to the interest rate on the loan principal, namely the determination thereof at a fixed 5.1% interest rate through 2009. Elscint's share in the principal amount of the loan and in the fair value of the transaction as of December 31, 2004, based on the market valuation of transactions similar thereto (considering all terms and conditions thereof), totals (euro) 36.0 million and (euro) 0.6 million, respectively.

B.   Fair value of financial instruments

          The Group's financial instruments include monetary assets - cash and cash equivalents, short and long-term deposits, trade accounts receivable, marketable securities as well as other receivables and current accounts, and these monetary liabilities - short-term credits and long-term liabilities, trade accounts payable as well as payables and other credit balances. Due to the nature of the financial instruments included in working capital, their fair values approximate those presented in the balance sheet.

                                    F -89-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 23 -  FINANCIAL INSTRUMENTS (CONT.)

B.   Fair value of financial instruments (Cont.)

     The fair value of long-term trade accounts receivable, deposits and long-term liabilities is ordinarily based on the present value of future receipts and payments, discounted by the interest rate applicable to the Company's lending or borrowing activities under similar terms as of the balance sheet date, and it is not materially different from the value thereof as stated in the financial statements.

     As for the presentation of long-term balances not under market conditions
     - see Note 2J.

     Derivative financial instruments having an active market, were evaluated based on market value.

C.   Concentration of credit risks

     Israeli and foreign cash and deposits are placed in banks.

     Investments in marketable securities - as for composition of the short and long-term investment portfolio- see Note 4 and Note 9 above.

     Investments in marketable securities are exposed to market-price fluctuations. Capital markets are also subject to fluctuations in respect of events over which the Group has no control. Such changes may have an impact on the value of these investments upon realization.

     Due to the nature of their activity, the Group companies are not materially exposed to credit risks stemming from dependence on a given customer. The Group companies examine on an ongoing basis the credit amounts extended to their customers and, accordingly, record a provision for doubtful debts based on those factors they consider having an effect on specific customers.

     Debts included in the framework of long-term receivables - see Note 8A above.

D.   Interest-rate risks

     As for interest rates - see Notes 3, 4, 8, 9, 12 and 14 above.

NOTE 24 -   MATERIAL SUBSEQUENT EVENTS (UNAUDITED)

A.   Declaration of a dividend, in March 2005 - see Note 18D.

B. Exercise of warrants into shares, by the Chairman of the Board of Directors (the controlling shareholder of the Company), in February 2005
     - see Note 18C.

C. Release of part of the proceeds from the transaction for the sale of the commercial and entertainment for centers (in July 2004), the amount of
     (euro) 6.8 million, in March 2005 and a corresponding personal guarantee provided by the Company, as security thereof - see Note 9B.(3)a.

D. A transaction for the sale of 4 additional commercial and entertainment centers (of January 2005) - see Note 9B.(3)b.

E.   Notice of cooperation between Gamida and Teva, of February 2005 - see
     Note 9A(1)b.

F. Submission of a bid to participate in a tender published by the Second Television and Radio Authority, by the Company and Elscint (25% each), of January 2005 - see Note 17A.(4). In April 2005, the Second Television and Radio Authority informed our joint-venture (50%), established for the purpose of submitting the abovementioned bid, that it was not included among the winning groups in the tender.

G. With regard to a lawsuit filed by an employee of the EIL Group against companies in the Control Centers Group, of March 2005, the outcome of which may have an effect on the assets of the Company - see Note 17B.(7).

                                    F -90-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 24 -  MATERIAL SUBSEQUENT EVENTS (UNAUDITED) (CONT.)

H.   On May 22, 2005, the Company's Board of Directors approved a binding
     Heads of Terms, signed by PC with the Klepierre Group of France ("Klepierre") for the sale by PC of the entire equity and voting rights (100%) of the companies owning 4 operational shopping centers in Poland, in consideration for payment of a purchase price calculated on the basis of the gross rentals of these centers as of the March 31, 2005, at certain agreed yields. An adjustment of the purchase price will be conducted on December 31, 2005 on the basis of the gross rentals as of the adjustment date, at the agreed yields. As part of the transaction, Klepierre will acquire the entire outstanding share capital of the Polish subsidiary of PC which manages the acquired operational shopping centers. In addition, Klepierre will sign future share purchase agreements for the acquisition of the entire equity and voting rights in the companies presently developing 2 shopping centers in Poland, as well as a further 2 companies developing shopping centers in the Czech Republic. Klepierre also has an option to acquire a third shopping center under development in Poland, subject to the attainment of certain conditions. Upon the completion and delivery of the shopping centers, Klepierre will pay the purchase price calculated on the basis of the gross rentals on the date of delivery, at agreed upon yields. Klepierre will furnish PC with an irrevocable bank guarantee in respect of the entire consideration based upon forecasted gross rentals. A final adjustment of the purchase price for each of these development centers will be conducted up to 9 months following delivery on the basis of actual gross rentals as of their adjustment dates, at the agreed upon yields. The Company will furnish Klepierre with its corporate guarantee for the fulfillment by PC of all its undertakings and obligations under the definitive agreements.
     The completion of the transaction is subject to the obtaining of regulatory approvals, customary due diligence investigations, and the execution of definitive agreements in forms to be agreed.

     Within the framework of the transaction, it has also been agreed that Klepierre will acquire the remaining 50% of the equity rights in the Hungarian management company retained by PC after the previous transaction with Klepierre, which included the sale of 12 shopping centers and the sale of 50% of the management company, to Klepierre (see
     Note 9B.(3)a. above).

     Upon execution of the definitive agreement, Klepierre has agreed to release the bank guarantee held by it as security for the future performance of certain incomes deriving from the sale of utilities by the 12 Hungarian centers sold in July 2004. Klepierre shall furthermore waive all and any future claims, arguments or contentions of whatsoever nature or kind against PC relating to and/or in connection with and/or arising out of the future sale of utilities in all or any of the Portfolio Centers and/or the revenues derived therefrom, in respect of which the guarantee had been furnished.

I. In May 2005 Elscint and the Israeli Tax Authorities agreed on final tax assessments for the years 1999-2002, the outcome of which has resulted in
     (i) a decrease in the valuation allowance in respect of carry forward losses, in the amount of NIS 80.0 million ($18.5 million); and (ii) an additional payment of NIS 3.0 million ($1.2 million) for which a provision has been recorded in these financial statements (see Note 17C.(5)a.).

J. On May 31, 2005 Vcon's managements informed that it is seeking additional funding from a number of sources, but that there can be no assurance that it will secure the necessary liquidity to meet its financing needs. Its management also reports, that it is taking certain cost reducation measures in order to reduce its operating expenses and cash consumption. Following this announcement, the Company's share in Vcon's quated market value decreased by approximately (euro)1.0 million ($1.2 million).

K. In May 2005, Elscint completed the acquisition of 100% of the equity and voting rights of Mango, the Israeli distributor and retailer of the internationally renowned retail brand name MANGO-MNG(TM) (see Note 17A.(6) above).

L. On May 17, 2005 PC completed the acquisition of the 50% not owned by it, in the Sadyba commercial and entertainment center in Warsaw, Poland, for a purchase price of approximately $19.5 million (see Note 9B.(3)a. above).

M. The Company and EUN exercised their option mentioned in Note 14D. above to convert the linkage currency of long-term loans obtained by them from an Israeli bank, from the dollar ($) into Euro ((euro)). On May 31, 2005, an amount of $56.0 million, was thus converted for a one-year period.

                                    F -91-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 24 -   MATERIAL SUBSEQUENT EVENTS (UNAUDITED) (CONT.)

N. On June 20, 2005, the Company approached Elscint regarding a possible combination of the two companies in a share-for-share transaction, whereby the Company would acquire the shares of Elscint from its minority shareholders. The Company's independent commitee approached Elscint's independent committee to begin negotiations on the transaction and also offered an initial proposal to acquire all Elscint's ordinary shares not already owned by the Company, in a share-for-share transaction pursuant to which each ordinary share of Elscint will be exchanged for 0.40 ordinary shares of company. The average closing price of the Company's and Elscint's ordinary shares on the Nasdaq National Market and on the New York Stock Exchange, respectively, during the 30-day period ending on June 8, 2005 (the date of the first announcement of this potential transaction) was $18.00 and $5.78, respectively. The independent committees of both companies appointed financial and legal advisors to evaluate the fairness of the proposal on behalf of the company and Elscint's shareholders. Should the parties decide to carry out the transaction, it will be subject to inter alia. (i) the execution of a definitive agreement; (ii) the approval of the Audit Committee, Board of Directors and Shareholders Meeting of both companies; (iii) court approval in accordance with Sections 350 and 351 of the Israeli Companies Law 1999; and (iv) the receipt of any other approvals required by law. There is no assurance that the transactions will be agreed upon or consummated pursuant to the aforementioned terms or at all.

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ, in certain significant respects, from those generally accepted in the United States ("U.S. GAAP"), as follows:

A.    Differences between Israeli GAAP and U.S. GAAP

      1.  Effect of inflation

          In accordance with Israeli GAAP. Through December 31, 2003, the Company's financial statements were prepared in adjusted values (in NIS of constant purchase power), on the basis of changes in the consumer price index ("Inflation" and "CPI"), in accordance with Opinions No. 36 and 50 of the ICPAI ("Opinion 36" and "Opinion 50"). On January 1, 2004, Accounting Standard No. 12 of the IASB came into effect ("Standard 12"). In accordance with the provisions of Standard 12, adjustment of financial statements to the inflation shall cease commencing January 1, 2004, with adjusted amounts of non-monetary items which were included in the balance sheet of December 31, 2003, are to be used as the basis for the nominal financial reporting as and from January 1, 2004. Amounts presented in the financial statements for periods commencing January 1, 2004 were, therefore, included in values to be hereinafter referred to as "Reported amounts". For the basis of presentation and principles of the adjustment - see Note 2A., above.

          In accordance with U.S. GAAP. The financial statements should be expressed in nominal historical terms.

          As permitted by the United States Securities and Exchange Commission rules for foreign private issuers whose financial statements comprehensively include the effects of inflation, price level adjustments have not been reversed in the reconciliation of Israeli GAAP to the U.S. GAAP financial statements.

                                    F -92-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   Differences between Israeli GAAP and U.S. GAAP (Cont.)

     2.   Jointly controlled companies

          In accordance with Israeli GAAP. The financial statements of jointly controlled companies are included in the consolidated financial statements in accordance with the "proportionate consolidation method".

          In accordance with U.S. GAAP. Investments in jointly controlled companies are accounted for by the equity method. However, use of the proportionate consolidation method is permitted by Securities and Exchange Commission rules for a foreign issuer. Use of proportionate consolidation does not have any effect on the income
          (loss) and/or shareholders' equity. Differences in classifications or display of items in the balance sheet, in the statement of operations and in the statement of cash flows, that result from using proportionate consolidation, are not required to be included in the reconciliation to the U.S. GAAP financial statements. However, summarized data on a pro forma basis, regarding reporting differences between the proportionate consolidation method and the equity method, is provided in B.3 below.

      3.  Deferred tax

          a.   Deferred taxes in respect of inflation adjustment

               In accordance with Israeli GAAP. Deferred taxes in respect of inflation adjustments to fixed assets are provided only to the extent that such fixed assets are depreciated over a period not exceeding 20 years. As for Accounting Standard No. 19 - "Income Taxes", the initial implementation of which (mainly for the initial inclusion of deferred taxes in respect of inflation-adjustment component for land and buildings), is required for financial statements for periods commencing on or after January 1, 2005 - see Note 2W., above.

               In accordance with U.S. GAAP. Deferred taxes are provided on all such inflation-adjustments, to the extent that they are temporary differences, regardless of the period through which they will be depreciated or when they will be deductible for tax purposes.

          b.   Deferred taxes in respect of business combination

               In accordance with Israeli GAAP. Through December 31, 2004, deferred taxes are recorded for differences between the assigned value, at the acquisition date, and the book value for tax purposes, of identifiable assets and liabilities of subsidiaries, upon acquisition of the investment therein, except for assets for which depreciation is not allowable for tax purposes (e.g. land and similar assets). As from January 1, 2005 deferred tax will be recorded for such differences which were out of the scope of the accounting principles which were in effect through December 31, 2004, as mentioned above (including land and the same) as long as such differences relate to transactions occur as of that date and thereafter.

               In accordance with U.S. GAAP. Deferred taxes are recorded for temporary differences mentioned in the preceding paragraph, in respect of assets whether or not their depreciation is allowed for tax purposes.

                                    F -93-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   Differences between Israeli GAAP and U.S. GAAP (Cont.)

     3.   Deferred tax (cont.)

          c.   Tax  effect  on  items   initially   charged  or   credited  to
               shareholders' equity

               Any related tax effects in respect of items charged or credited directly to shareholders' equity during the current year, should also be included directly in equity.

               In accordance with Israeli GAAP. Current-year deferred taxes related to prior-years equity items (arising from (i) changes in assessments of recovery of deferred tax assets; or (ii) changes in tax rates, tax laws, or other measurement factors), should be included directly in shareholders' equity.

               In accordance with U.S. GAAP. SFAS No. 109 prohibits the inclusion of such tax effects directly in shareholders' equity, but only in the statement of operations of the current reporting year.

          d.   Initial recognition of an asset or a liability

               Temporary differences which arise on initial recognition of an asset or a liability, such as an event that part of the cost of an asset is not deductible for tax purposes.

               In accordance with Israeli GAAP. It is not allowed to recognize deferred tax asset or liability, on initial recognition or subsequently, when temporary differences generated upon initial recognition of goodwill or upon transaction not in respect with a business combination, and that which at the initial recognition thereof had no effect on the accounting or tax net income.

               In accordance with U.S. GAAP. EITF 98-11 addresses recognition of deferred taxes and requires that an enterprise recognize a deferred tax liability or asset for all temporary differences. Thus, even if the transaction is not a business combination, and affects neither accounting income nor taxable income, an enterprise would recognize the resulting deferred tax liability or asset and adjust the carrying amount of the asset or liability by the same amount.

                                    F -94-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   Differences between Israeli GAAP and U.S. GAAP (Cont.)

     4.   Stock-based compensation

          In accordance with Israeli GAAP. The Intrinsic value within an equity-settled share based payment transaction (including shares granted to employees against loans which constitute the sole security for the loans repayment, that are treated as options), granted by companies to their employees and/or directors, is not charged as compensation expenses in the statement of operations.

          In accordance with U.S. GAAP. The company applies the intrinsic value method for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Company records compensation for stock options in respect of fixed awards (i.e., award in which the number of shares granted and their exercise price is fixed and known at the grant date), granted to employees and/or directors over the vesting period of the options, based on the difference, if any, between the exercise price of the options and the fair value of the underlying shares at that date of grant. With respect to variable (not fixed) awards, changes in the market price of the underlying shares at each balance sheet date, may affect the aggregate amount of compensation recorded. Accordingly, in some of the Company's and its subsidiaries' stock option plans, no compensation expenses has been recognized for options granted, as grants were made at the quoted market value of the underlying shares. However, in stock option plans, adopted by one of the Company's subsidiaries, being a privately held company (see Note 9B(2)d. above), its Board of Directors determined that at the various times of issuance of its stock options under two Stock Option Plans, the fair value of the shares underlying the stock options exceeded the stock option exercise prices by an accumulated amount of approximately $7.7 million. Deferred compensation is amortized to compensation expenses over the vesting period of the options and is included as salary, as part of the cost of revenues, research and development costs, selling and marketing expenses and general and administrative expenses, as the case may be.

          Grants to other-than employees/directors are accounted for at fair value as of the date of grant, in accordance with SFAS No. 123, "Accounting for Stock-based Compensation" ("SFAS No. 123"), as amended by SFAS 148 and related interpretations.

          Regarding the pro forma effect, according to SFAS No. 123, see B.5A.(4) below.

     5.   Issuance of shares by a development stage investee ("Insightec")

          In accordance with Israeli GAAP. The increase in the Company's share of the net asset value of such an investee, as a result of an issuance of shares by the investee to third parties, is recorded as deferred income, which is charged to the statement of operations over a three year period or up to the Company's share in investee's losses during the relevant period, whichever is higher, on an cumulative basis.

          In accordance with U.S. GAAP. The increase in the Company's share in the investee's net asset value, is included directly in shareholders' equity.

          The accumulated losses of Insightec during its development stage period, amounts to approximately $50.0 million.

                                    F -95-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   Differences between Israeli GAAP and U.S. GAAP (Cont.)

     6.   Implementation of the equity method

          a. Investment previously accounted for on the cost basis which becomes qualified for use of the equity method, due to an increase in the level of ownership as a result of acquisition by the Company of additional voting stock of the investee or due to a change in the investor's status because of no longer meeting the applicable Venture Capital Investment Fund conditions, is treated as follows:

               In accordance with Israeli GAAP.

               (i) The company (the Investor) should implement the equity method only from the date the investment become qualified for use of the equity method (i.e. from the date the change has occurred) and thereafter. Restatement of previous years' data, presented within the financial statements, is not required or permitted.

              (ii) Goodwill is amortized periodically over its respective estimated useful life, and is reviewed periodically, for impairment.

               In accordance with U.S. GAAP.

               (i) The investment, results of operations (current and prior periods presented) and retained earnings of the company, should be adjusted, retroactively, by applying the accounting of step-by-step acquisition of the investee's stock.

              (ii) Goodwill related to equity method investees is not
                   amortized (as from January 1, 2002 and thereafter) but is tested for impairment under the provisions of APB 18.

          b. In circumstances where the Company's ownership in an investee company (mainly, venture capital investments) is in the form of preferred securities or other senior securities, the Company records equity losses based on the ownership level of the particular investee securities or loans extended by the Company to which the equity method losses are being applied.

               In accordance with Israeli GAAP. If the investor is able to exercise significant influence over the investee's operational and financial policies, the equity method of accounting shall be applied.

               In accordance with U.S. GAAP. Effective for reporting periods beginning after September 15, 2004, the equity method of accounting is no longer being applied in respect of investments that are not common stock (or in-substance common stock), regardless of the Company's ability to carry out through such securities significant influence over the investee's operational and financial policies.

     7.   Capitalization of financial expenses during the construction period

          In accordance with Israeli GAAP. The amount of financial expenses to be capitalized for qualifying assets is that portion of the financial expenses in real terms, including exchange rate differences, incurred during the assets' construction period.

          In accordance with U.S. GAAP. Financial expenses eligible for capitalization for qualifying assets include only interest costs, and do not include exchange rate gains and losses.

                                    F -96-

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                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   Differences between Israeli GAAP and U.S. GAAP (Cont.)

     8.   Impairment of long-lived assets and investments

          Throughout the process of assessing the need for recording an impairment loss, the Company considers certain indicators, so as to trigger an impairment review, that include, among others, the following: (i) a material adverse industry or economic trend; (ii) significant under-performance relative to historical or projected and expected operating results; (iii) a significant change in the manner in which an asset is used, or is supposed to or intended to be used; (iv) significant changes, with an adverse effect, in the market, economic or legal environment in which each asset is operating and/or in which we own or lease real estate; (v) an accumulation of costs significantly in excess of the amount originally expected to be used for the construction, operation and/or holding of an asset; and (vi) various other indications as to the fair value of assets in their respective active markets.

          In accordance with Israeli GAAP. As from January 1, 2003, the impairment review for such assets is based on the assets' estimated net selling price or the estimated value-in-use, based on discounted cash flows expected to be generated by those assets, whichever is higher (see also Note 2N. above).
          According to the provisions set forth in statement No. 68 of the ICPAI (which were in effect through December 31, 2002), in case of a decline in value (other than of a temporary nature) that causes the fair value of an investment in an autonomous foreign investee company (including, subsidiaries) to be less than its carrying amount, a provision for the decline in fair value was provided.
          Goodwill is amortized over its estimated useful life, and is reviewed periodically, for impairment.

          In accordance with U.S. GAAP. The impairment review for such assets that are held for use is based on undiscounted future cash flows expected from the holding and use of these assets in accordance with SFAS 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets"). The principles set forth in APB 18, in respect of fair value measurement and loss recognition for a decline in an investment's value, refers to investments in associated companies only. Tests and measurements for impairment of the company's share in subsidiary's equity are performed on a consolidated basis and is covered by provisions, included in other statements for measuring assets and/or liabilities.
          Goodwill determined to have an indefinite useful life acquired in a purchase business combination, is not amortized, but is tested for impairment, at least annually, together with the entire investment, as a whole.

     9.   Realization of capital reserve from translation adjustment

          a.   As a result of impairment loss recognition:

               In accordance with Israeli GAAP. Such an impairment loss is to be charged directly against any credit balance in the capital reserves for translation adjustments, previously recorded in respect of this investment. Commencing January 1, 2003, (the date a new accounting standard regarding Impairment of assets became effective in Israel) such a decline in value is charged directly to the statement of operations. Thus, as from that date no difference between Israeli GAAP and U.S. GAAP regarding this issue, exists.

               In accordance with U.S. GAAP. Capital reserves for translation adjustments are realized only upon sale or upon complete (or substantially complete) liquidation of the investment in the foreign entity. Realization of such capital reserve as a result of recording a provision for impairment loss, is prohibited.

                                    F -97-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   Differences between Israeli GAAP and U.S. GAAP (Cont.)

     9.    Realization of capital reserve from translation adjustment (cont.)

           b. As a result of a repayment of a monetary balance of a capital nature:

               In accordance with Israeli GAAP. The accumulated translation adjustment relating to such monetary balance, is released to the statement of operations.

               In accordance with U.S. GAAP. Capital reserves for translation adjustments are realized only upon sale or upon complete (or substantially complete) liquidation of the investment in the foreign entity. Realization of such capital reserve, as a result of a repayment of a monetary balance of a capital nature, is prohibited.

    10.   Derivative financial instruments

          a. The Company leases its commercial centers under long-term contracts. The leases are denominated, generally, in Euro (some are denominated in dollars), most of which are linked to the Euro Index.

               In accordance with Israeli GAAP. Derivatives embedded within non-derivative instruments, should not be bifurcated from the host instruments and are treated for accounting purposes together with the host instrument.

               In accordance with U.S. GAAP. According to Statement of
               Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), a "derivative" is typically defined as an instrument whose value is derived from an underlying instrument, index or rate, has a notional amount, requires no or little initial investment and can be net settled. Derivatives include, but are not limited to, the following types of investments: interest rate swaps, interest rate caps and floors, put and call options, warrants, futures, forwards and commitments to purchase securities and combinations of the foregoing.
               Derivatives embedded within non-derivative instruments, must be bifurcated from the host instrument and accounted for in accordance with SFAS 133, when the embedded derivative is not clearly and closely related to the host instrument. Rental for the use of leased assets and adjustments for inflation on similar property are considered to be clearly and closely related. Thus, the inflation-related derivative embedded in an inflation-indexed lease contract is not bifurcated from the host contract.
               In conformity with SFAS 133, foreign currency forward contracts that are embedded within such lease contract ("the host contract") should be bifurcated and accounted for separately. The bifurcated forward contracts are recorded at their fair value while changes in their fair values are charged to the statement of operations and classified under financial income, (expenses) net.
               An embedded foreign currency instrument is not bifurcated from the host contract, if (i) contracts in which specified volumes of sales of one of the parties to the contract serve as the basis for settlement ("underlying"); (ii) the host contract is not a financial instrument and it requires payments denominated in the functional currency of any substantial party to that contract, determined based on the conditions exists at the inception of the lease agreement.

                                    F -98-

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                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   Differences between Israeli GAAP and U.S. GAAP (Cont.)

     10.   Derivative financial instruments (cont.)

           b. In order to partially hedge the risk of variable interest rate on long term loans, the company fixed certain variable interest rates by swap transactions.

               In accordance with Israeli GAAP. Derivative financial instruments that are designated for hedging cash flows are not presented as assets or liabilities.

               In accordance with U.S. GAAP. Derivative financial instruments that are designated for hedging cash flows, are stated, according to FAS No. 133, at their estimated fair value. Changes in their fair value during the reporting period are charged, when occurred, as capital reserve, under other comprehensive income, in shareholders' equity.

     11.   Discontinued operations

           a.  Determination of a "component of an entity":

               Upon realization of a "component of an entity" the results thereof should be accounted for as discontinued operations.

               In accordance with Israeli GAAP. A "component of an entity" comprises operations that (i) can be distinguished operationally and for financial reporting purposes, from the rest of the entity; (ii) represents a separate major line of business or geographical area of operations. The applicable Israeli principles do not address a "reporting unit" (as defined in standard No. 15 of the IASB) to be considered "a component of an entity" for discontinued operation purposes.

               In accordance with U.S. GAAP. A "component of an entity" comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A "component of an entity" may be a "reportable segment" or an "operating segment" (as those terms are defined in SFAS No. 131), a "reporting unit" (as that term is defined in SFAS No. 142), a subsidiary, or an "asset group" (as that term is defined in SFAS No. 144). The results of operations of a "component of an entity" that either has been disposed of or is classified as held-for-sale, shall be reported as discontinued operations, if both of the following conditions are met: (i) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction; and (ii) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.
               Each hotel or commercial center is, as of the date of the financial statements, the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Therefore, each hotel and/or commercial center is considered for discontinued operations purpose, as a "component of the entity".

                                    F -99-

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                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   Differences between Israeli GAAP and U.S. GAAP (Cont.)

     11.   Discontinued operations (cont.)

           b.  Gain recognition:

               As for the description of the sale of plant by Elscint ("Ma'alot transaction"), see Note 22A., above.

               In accordance with Israeli GAAP. A gain from a sale transaction is recognized only after providing an acceptable level of assurance of the existence and the amount of the gain. Gain generation process is deemed to be culminated when: (i) realized (assets are exchanged for cash or claim to cash) or realizable (ii) the seller has substantially accomplished what it must do in order to be entitled to the benefits represented by the gain. The gain from the sale of a business should be recognized, generally, when the following conditions have been satisfied: (i) the seller has transferred to the buyer the significant risks and rewards of ownership; (ii) the seller retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the assets/business sold; (iii) any major uncertainties as to ultimate realization of profit have been removed and the amount of the gain can be measured reliably; and (iv) it is probable that the economic benefits associated with the transaction will flow to the seller and the collection of the sale price is reasonably assured. In light of the above mentioned, the gain was recognized in the Company's 2002 financial statements.

               In accordance with U.S. GAAP. Gain from such sale of business should not be recognized unless all consideration was in the hand of the seller at the balance sheet date. Since in the Ma'alot transaction, a significant portion of the cash consideration was, according to the buyer's request, deposited in escrow, for future release, in order to secure the potential purchase price adjustments, that may be required (if any), the gain on the sale was recognized, for U.S. GAAP purposes, in the Company's 2003 financial statements.

     12.  Subsequent events - dividend

          If a dividend is declared subsequent to the balance sheet date but before the financial statements are issued, the dividend is not recognized as a liability at the balance sheet date.

          In accordance with Israeli GAAP. Such dividend is to be recorded as a separate item in the shareholders' equity, named "declared dividend after the balance sheet date".

          In accordance with U.S. GAAP. Such dividend is not recorded as a separate item in the shareholders' equity.

     13.  Convertible debenture

          In accordance with Israeli GAAP.

          a. Convertible debentures are included, in each reporting period, on the basis of the probability of their conversion as at the date of the end of each respective reporting period. If conversion is not probable they are recorded as liabilities at their monetary value; if conversion is probable they are presented as a separate caption between liabilities and shareholders' equity, at the higher of their monetary or non-monetary value.

          b. The "beneficial conversion feature" component is not recognized in the financial statements, separately, within the shareholders' equity.

                                   F -100-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   Differences between Israeli GAAP and U.S. GAAP (Cont.)

     13.  Convertible debenture (cont.)

          In accordance with U.S. GAAP.

          a. Convertible debentures are recorded as liabilities at their monetary value.

          b. In accordance with EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", embedded "beneficial conversion features" included in convertible securities, should be valued separately at issuance. The embedded "beneficial conversion feature" should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value).

          The abovementioned differences do not have any substantial effect on the consolidated financial statements for the reporting periods presented.

     14.  Guarantees provided in favor of third parties

          In accordance with Israeli GAAP. Neither liability recognition nor disclosure, in respect of guarantees issued and provided by the Company in favor of other third parties, are required.

          In accordance with U.S. GAAP. In November 2002, FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. This interpretation requires elaborating on the disclosures that must be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The management of the Company is of the opinion that FIN 45 does not have a material impact on its financial statements.

                                   F -101-

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                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
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NOTE 25 - MATERIAL  DIFFERENCES  BETWEEN  ISRAELI GAAP AND U.S. GAAP AND THEIR
          EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   Differences between Israeli GAAP and U.S. GAAP (Cont.)

     15. Principles of consolidation in respect of "Variable Interest Entities" ("VIE")

          In accordance with Israeli GAAP. Statement of Opinion No. 57 of the ICPAI, which constitutes the sole prevailing pronouncement for consolidation principles in Israel, does not deal with control achieved through means other than voting rights.

          In accordance with U.S. GAAP. Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51", provides a new framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities and results of operations of a VIE in its consolidated financial statements. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues.
          An entity is considered as a VIE when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties; or (ii) equity holders either: (a) lack direct or indirect ability to make decisions about the entity; (b) are not obligated to absorb expected losses of the entity; or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity or investment is deemed to be a VIE, an enterprise that absorbs a majority of the expected losses of the VIE or receives a majority of the residual returns (if no other variable interests absorb majority of the VIE's losses), or both, is considered the "primary beneficiary" and must consolidate the VIE. FIN 46 was effective immediately for VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the provisions of FIN 46, as revised, were adopted as of December 31, 2004. The adoption of the provisions applicable to variable interests did not have a significant impact on the Company's consolidated financial position, consolidated results of operations, or liquidity.

     16.   Other differences

           a.  Translation of profit and loss items:

               In accordance with Israeli GAAP. As from January 1, 2004 revenues and expenses of foreign operations constituting "autonomous foreign entities", are translated based on exchange rate as at the date of transaction or cash flow, as the case may be, or for sake of practicality, using the average exchange rate for the period; thus, as from that date, no differences between Israeli GAAP and U.S. GAAP, exists. Principles used through Decembers 31, 2003 provided for translation of all items of the "autonomous foreign entities" financial statements (including those of the statements of operations and cash flows), based on "closing rates".

               In accordance with U.S. GAAP. In accordance with SFAS No. 52, the transactions included in the statements of operations and cash flows of an "autonomous foreign entity," are translated at the actual transaction rates or the average rate for the period, for all reporting years included in these financial statements.

            b. Start-up costs:

               In accordance with Israeli GAAP.

               (i) Pre-operating costs in respect of hotels and/or commercial centers operations are stated at cost and amortized over a three-year period from commencement of full scale operations.

              (ii) Initiation costs of projects which do not meet
                   capitalization criteria (see Note 2I. above) are included as operating expenses.

                                   F -102-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   Differences between Israeli GAAP and U.S. GAAP (Cont.)

     16.  Other differences (cont.)

          b.   Start-up costs (cont.):

               In accordance with U.S. GAAP. In accordance with the Statement of Position ("SOP") 98-5 "Reporting on the Costs of Start-up Activities", all costs of start-up activities (pre-opening, pre-operating and organizational costs) are expensed, within operating expenses, as incurred.

          c.   Marketable Securities:

               In accordance with Israeli GAAP. Investments in marketable securities, designated by management for sale in the short term, are included in current assets at their market value at the balance-sheet date. Changes in value are charged to the statement of operations, as incurred.

               In accordance with U.S. GAAP. In accordance with SFAS No. 115, marketable securities that are acquired and held principally for the purpose of selling them within the near future, are classified as trading securities and are reported at their fair value. Unrealized gains and losses in respect of such securities, are included in the statement of operations. Marketable securities not classified as trading securities, are classified as available-for-sale securities and are reported at their fair value. Unrealized gains and losses in respect of such securities, are included in a separate item within the shareholders' equity and reported as other comprehensive income. Held-to-maturity securities are debt securities for which the Company has the intent and ability to hold to maturity. Losses resulting from other-than-temporary impairment, are included in the statement of operations, as incurred.

          d.   Capitalization of rent costs:

               In accordance with Israeli GAAP. Rent costs incurred during the construction period have been capitalized to the cost of the assets.

               In accordance with U.S. GAAP. There are two acceptable methods to account for rent costs incurred during the construction period as follows: (i) to expense these costs as incurred in the period they are recognized (the "Expense Method"); or (ii) to capitalize these costs to the cost of the assets (the "Capitalization Method"). The Company applies for U.S. GAAP purposes the Expense Method.

          e.   Convertible securities of investees:

               In accordance with Israeli GAAP. A company is required to record a provision for losses which may incur as a result of the dilution of its shareholdings in investees upon exercise of vested share options, when it is probable that they will be exercised.

               In accordance with U.S. GAAP. A loss resulting from the dilution of a Company's shareholdings, in the event the share options are exercised, is recorded in its financial statements only at the time of exercise.

                                   F -103-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   Differences between Israeli GAAP and U.S. GAAP (Cont.)

     16.  Other differences (cont.)

          f.   Contingent consideration based on security price:

               Consideration for a business combination may be contingent on the change in the market price of the shares issued by the acquirer. Under such an agreement, unless the price of the shares issued equals, at least, an agreed amount ("Specified Amount") on the date such contingency have been resolved ("Specified date") the acquiring corporation is required to issue additional shares or to transfer cash (at the acquirer's sole discretion) in order to make the current value of the total consideration equal to the Specified Amount. The Company in such a transaction elected at the settlement (specified) date to issue additional shares (see
               Note 18B.(ii), above).

               In accordance with Israeli GAAP. The shares, which are issued unconditionally at the date the transaction is consummated, should be recorded at their market price at such date. The difference between the market price of such shares upon issuance, and the Specified Amount, is recorded as a monetary liability. Changes in the value of the liability (since the shares issuance through the specified date), are recorded in the statement of operations for each reporting period. On the specified date, by way of issuance of additional shares, such liability is to be charged to share capital and to premium on shares.

               In accordance with U.S. GAAP. The shares issued unconditionally at the date the transaction is consummated, should be recorded at the Specified Amount, discounted to its present value. No adjustments on the shareholders' equity and on other balance sheet items are required until and after the contingency is resolved by way of issuance of additional shares.

          g. Costs incurred in connection with an exchange or modification of a debt instrument between an existing borrower and lender:

               In accordance with Israeli GAAP. Fees paid by the debtor to the creditor ("fees") or costs incurred with third parties ("Costs") directly related to the exchange or modification of a debt instrument, which is not accounted for as a debt extinguishment, should be accounted as an adjustment to the carrying amount of the new debt, due to the fact that the terms of the old debt and the new debt are not considered substantially different, and are amortized over the remaining term of the replacement or modified debt.

               In accordance with U.S. GAAP. Such expenses are distinguished into two categories: (i) Fees paid as part of an exchange or modification, which is not accounted for as a debt extinguishment, should be accounted as an adjustment of interest expense and amortized over the remaining term of the replacement or modified debt instrument; (ii) Costs incurred with third parties, should be expensed, as incurred.

          h.   Classification of certain expenses:

               In accordance with Israeli GAAP. Certain expenses (mainly, impairment of long-lived assets and investments which are included on cost basis) are presented as "other expenses".

               In accordance with U.S. GAAP. These expenses are included within operating expenses.

                                     F -104-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   Differences between Israeli GAAP and U.S. GAAP (Cont.)

     17.  Earnings per share ("EPS")

          In accordance with Israeli GAAP.

          a. Share options and shares issued to employees for consideration of loans for which the sole security for their repayment is the shares granted (that are treated as options) are included in the computation of basic earnings per share only when vested and if their exercise is considered to be probable. In such case, basic earnings are adjusted for "notional interest" resulting from such securities. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the exercise price of the options or the present value of the repayment amount of the loans granted for the purchase of such shares, as applicable.

          b. Shares whose issuance is contingent on the Company's future share price ("Contingently issuable shares"), are not included in the weighted average number of issued shares for the purpose of both calculating the basic EPS and the diluted EPS.

          c. Share options (including shares for consideration of loans for which the sole security for repayment is the shares granted), which are unvested and/or whose exercise is not probable, are nevertheless considered as exercised, for the purpose of calculating the diluted earnings per share, in addition to the outstanding and issued shares, whereas the basic earnings are adjusted for "notional interest" resulting out of such option exercised if their effect is dilutive.

          d. In addition to the above, and for the purpose of calculating the diluted earnings per share, the net income of the Company is adjusted for the provision for losses, if any, as a result of a dilution of its shareholding in investees, assuming that all of the investees' convertible securities (including those whose exercise is not probable) are considered as exercised. In computing, basic EPS, the Company's share in investees' results of operations is taken into account in accordance with the amount, which is included in the financial statements.

          In accordance with U.S. GAAP.

          a. In accordance with SFAS 128, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, without taking into consideration any convertible securities.

          b. If all necessary conditions have not been satisfied by the end of the year, the number of contingently issuable shares included in diluted EPS shall be based on the number of shares, if any, that would be issuable if the end of the reporting year were the end of the contingency year and if the result would be dilutive.

          c. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, with the addition of the potential dilution of the options exercisable into shares outstanding during the year (including shares issued for consideration of loans which the sole security for their repayment is the shares granted), applying the "treasury stock method".

          d. The Company's share in the investees' results of operations is computed by multiplying the number of the investee's shares held by the Company by the investee's EPS (basic or diluted).

                                     F -105-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   Differences between Israeli GAAP and U.S. GAAP (Cont.)

     18.  Recently issued accounting standards under U.S. GAAP

          a. In February 2004, the FASB issued EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1). This EITF was issued to determine the meaning of other-than-temporary impairment and its application to investments in debt and equity securities within the scope of SFAS 115. EITF 03-1 also applies to investments in equity securities that are both outside the scope of SFAS 115 and are not accounted for by the equity method, which are defined as "cost method investments." The impairment measurement and recognition guidance prescribed in EITF 03-1 is delayed until the final issuance of FSP EITF 03-1-a. The disclosure requirements for available-for-sale investments are effective for annual reporting periods ending after June 15, 2003 and for investments presented under the cost method for annual reporting periods ending after June 15, 2004. The Company does not expect that the adoption of the provisions of EITF 03-1 will have a material effect on its financial position or results of operations.

          b. In December 2004, the FASB issued a revision to SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"). In March 2005 the SEC staff issued Staff Accounting Bulletin No. 107 ("SAB 107"), providing guidance on SFAS No. 123R. SFAS No. 123R supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123.

               SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

               SFAS 123R eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period).

               The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

               The provisions of SFAS 123R apply to all awards to be granted by the Company after January 1, 2006 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123R, the Company will be required to elect between using either the "modified prospective method" or the "modified retrospective method". Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123R and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

                                     F -106-

                           ELBIT MEDICAL IMAGING LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A.   Differences between Israeli GAAP and U.S. GAAP (Cont.)

     18.  Recently issued accounting standards (cont.)

          b.   (Cont.)

               The Company expects to comply with Statement No. 123R when effective. Since the majorities of our stock-based-awards have or will be vested not later than December 31, 2005, the Company does not expect the adoption of Statement 123R to result in the immediate recognition of material additional stock-based-award expenses. Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123R, including each of its proposed transition methods, yet is currently unable to fully quantify the effect of this Standard on the Company's future financial position and results of operations. Nonetheless, it is expected that the adoption of SFAS 123R will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

          c. In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB No. 29". This Statement amends APB. 29 to eliminate the exception for non-monetary exchanges of similar productive assets, and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company does not expect that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

          d. In November 2004, the EITF reached a consensus on EITF 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations". The EITF reached a consensus in this issue on an approach for evaluating whether the criteria in SFAS No. 144 have been met for purposes of classifying the results of operations of a component of an entity that either has been disposed of or is classified as held-for-sale as discontinued operations. The approach includes an evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity. Such evaluation depends on whether continuing cash flows have been or are expected to be generated, whether those continuing cash flows are direct or indirect and whether those continuing cash flows are significant. The approach also considers the continuing involvement as the ability to carry out significant influence on the operating and/or financial policies of the disposed component. The consensus also requires financial statement disclosure of certain information for each discontinued operation that generates continuing cash flows. EITF 03-13 is effective for components of an enterprise that are either disposed of or classified as held-for-sale in fiscal periods beginning after January 1, 2005. The Company is currently evaluating the impact of the implementation of EITF 03-13 on its consolidated financial statements.

                                    F -107-

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the Financial Statements

     1.   Statements of operations:

          A. The Statement Of Operations In Accordance With Israeli GAAP Is Reconciled To U.S. GAAP as follows:


                                                                      Year Ended December 31, 2004
                                           --------------------------------------------------------------------------------
                                                                               Reported
                                           --------------------------------------------------------------------------------
                                            Israeli GAAP                                 U.S. GAAP
                                           ---------------   --------------------------------------------------------------
                                             As reported
                                              in these
                                              financial                       Discontinued                      Convenience
                                             statements      Reconciliations   operation          Total         translation
                                             ----------      ---------------  ------------        ------        -----------
                                                                    In Thousand NIS                               US$'000
                                           -------------------------------------------------------------        -----------

Revenues
Commercial center
  operations                                  311,893             --           (111,320)         200,573           46,558
Hotels operations and
  management                                  218,365             --               --            218,365           50,688
Sale of medical
  systems                                      44,049             --               --             44,049           10,225
Lease of assets                                13,238             --               --             13,238            3,073
                                              -------          ------          --------         --------          -------
                                              587,545             --           (111,320)         476,225          110,544
                                              -------          ------          --------         --------          -------

Costs of revenues
Commercial center
  operations                                  199,780            2,139          (58,179)         143,740           33,366
Hotels operations
  and management                              201,094            2,657             --            203,751           47,296
Sale of medical
  systems                                       9,834              215             --             10,049            2,333
Lease of assets                                 3,175             --               --              3,175              737
                                              -------          ------          --------         --------          -------
                                              413,883            5,011          (58,179)         360,715           83,732
                                              -------          ------          --------         --------          -------

Gross profit                                  173,662           (5,011)         (53,141)         115,510           26,812

Project initiation expenses                     2,371            1,699             --              4,070              945
Impairment of long-lived
  assets and investment                          --             59,166             --             59,166           13,734
Research and development
  expenses, net                                38,158            3,412             --             41,570            9,649
Marketing and selling
  expenses                                     43,075             (781)          (4,479)          37,815            8,778
General and administrative
  expenses                                     92,536            3,020           (5,782)          89,774           20,838
                                              -------          ------          --------         --------          -------
                                              176,140           66,516          (10,261)         232,395           53,944
                                              -------          ------          --------         --------          -------

Operating loss before
  financial expenses, net                      (2,478)         (71,527)         (42,880)        (116,885)         (27,132)
Financial expenses, net                       (53,569)          (9,030)         (41,336)        (103,935)         (24,126)
Other income, net                              96,908          (76,895)         (15,712)           4,301              998
                                              -------          ------          --------         --------          -------

Profit (loss) before income
  taxes                                        40,861         (157,452)         (99,928)        (216,519)         (50,260)
Income taxes (tax benefits)                    15,804          (19,641)         (13,386)         (17,223)          (3,998)
                                              -------          ------          --------         --------          -------

Profit (loss) after income
  taxes                                        25,057         (137,811)         (86,542)        (199,296)         (46,262)
Share in results of
  associated companies, net                   (15,968)           4,368             --            (11,600)          (2,693)
Minority interest in results
  of subsidiaries, net                         27,448           (2,350)            --             25,098            5,826
                                              -------          ------          --------         --------          -------

Profit (loss) from continuing
  operation                                    36,537         (135,793)         (86,542)        (185,798)         (43,129)
                                              -------          ------          --------         --------          -------
Profit from discontinued
  operation, net of taxes:
    Profit from the ordinary
      activities of the operation               6,810             --             70,833           77,643           18,024
    Gain on discontinuance                       --               --             15,709           15,709            3,646
                                              -------          ------          --------         --------          -------
                                                6,810             --             86,542           93,352           21,670
                                              -------          ------          --------         --------          -------

Net income (loss)                              43,347         (135,793)            --            (92,446)         (21,459)
                                              =======          =======         ========         ========          =======

Earning (loss) per share:

  Basic:
    Continuing operations                       1.59                                               (8.07)           (1.87)
    Discontinued operations                     0.30                                                4.05             0.94
                                             -------                                              ------            -----
                                                1.89                                               (4.02)           (0.93)
                                             =======                                              ======            =====

  Diluted:
    Continuing operations                       1.56                                              (8.07)           (1.87)
    Discontinued operations                     0.28                                               4.05             0.94
                                             -------                                              ------            -----
                                                1.84                                              (4.02)           (0.93)
                                             =======                                              ======            =====

                                     F -108-

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the Financial Statements (Cont.)

     1.   Statements of operations (cont.):

          A. The Statement Of Operations In Accordance With Israeli GAAP Is Reconciled To U.S. GAAP as follows (cont.):


                                                               Year Ended December 31, 2003
                                           -------------------------------------------------------------
                                                                       Adjusted
                                           -------------------------------------------------------------
                                            Israeli GAAP                                 U.S. GAAP
                                           -------------   ---------------------------------------------
                                            As reported
                                             in these
                                             financial                        Discontinued
                                            statements     Reconciliations     operation          Total
                                            -----------    ---------------    ------------       -------
                                                                    In Thousand NIS
                                           -------------------------------------------------------------

Revenues
Commercial center
  operations                                  347,056          (12,673)        (217,658)         116,725
Hotels operations and
  management                                  189,205            3,748             --            192,953
Lease of assets                                13,495             --               --             13,495
                                             --------         --------         --------         --------
                                              549,756           (8,925)        (217,658)         323,173
                                             --------         --------         --------         --------

Costs of revenues
Commercial center
  operations                                  192,916           (2,286)        (110,192)          80,438
Hotels operations and
  management                                  177,690            1,504             --            179,194
Lease of assets                                 3,510             --               --              3,510
                                             --------         --------         --------         --------
                                              374,116             (782)        (110,192)         263,142
                                             --------         --------         --------         --------

Gross profit                                  175,640           (8,143)        (107,466)          60,031

Project initiation
  expenses                                      8,839             (285)            --              8,554
Impairment of long-lived
  assets and investment                          --             22,494             --             22,494
Research and development
  expenses, net                                43,719        (*) 9,920             --             53,639
Marketing and selling
  expenses                                     30,969        (*)(2,616)         (12,146)          16,207
General and administrative
  expenses                                     87,035         (*)4,590          (12,370)          79,255
                                             --------         --------         --------         --------
                                              170,562           34,103          (24,516)         180,149
                                             --------         --------         --------         --------

Operating profit (loss)
  before financial expenses,
  net                                           5,078          (42,246)         (82,950)        (120,118)
Financial expenses, net                      (211,821)         170,465          (13,142)         (54,498)
Other income, net                              34,652          (17,607)           1,641           18,686
                                             --------         --------         --------         --------
Loss before income taxes                     (172,091)         110,612          (94,451)        (155,930)
Tax benefits                                  (20,217)          27,011          (10,688)          (3,894)
                                             --------         --------         --------         --------

Loss after income taxes                      (151,874)          83,601          (83,763)        (152,036)
Share in results of associated
  companies, net                              (20,951)           5,167             --            (15,784)
Minority interest in results
  of subsidiaries, net                         48,671          (18,796)            --             29,875
                                             --------         --------         --------         --------
Loss from continuing operation               (124,154)          69,972          (83,763)        (137,945)
Profit from the ordinary
  activities of the discontinued
  operation, net of taxes                      12,073           22,858           83,763          118,694
                                             --------         --------         --------         --------

Loss                                         (112,081)          92,830             --            (19,251)
                                             ========         ========         ========         ========

Earning (loss) per share:

  Basic:
    Continuing operations                       (5.56)                                             (2.43)
    Discontinued operations                      0.54                                               1.57
                                             --------                                           --------
                                                (5.02)                                             (0.86)
                                             ========                                           ========

  Diluted:
    Continuing operations                       (5.56)                                             (2.43)
    Discontinued operations                      0.54                                               1.57
                                             --------                                           --------
                                                (5.02)                                             (0.86)
                                             ========                                           ========

(*)  Reclassified.

                                   F -109-

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

     B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the Financial Statements (Cont.)

          1.   Statements of operations (cont.):

               A. The Statement Of Operations In Accordance With Israeli GAAP Is Reconciled To U.S. GAAP as follows (cont.):


                                                               Year Ended December 31, 2002
                                           -------------------------------------------------------------
                                                                       Adjusted
                                           -------------------------------------------------------------
                                            Israeli GAAP                      U.S. GAAP
                                           -------------   ---------------------------------------------
                                            As reported
                                             in these
                                             financial                        Discontinued
                                            statements     Reconciliations     operation          Total
                                            -----------    ---------------    ------------       -------
                                                                    In Thousand NIS
                                           -------------------------------------------------------------
Revenues
Commercial center
  operations                                  279,776        (27,461)          (173,398)          78,917
Hotels operations and
  management                                  206,679        (12,767)              --            193,912
Long-term project                               1,509           --                 --              1,509
                                             --------       --------           --------         --------
                                              487,964        (40,228)          (173,398)         274,338
                                             --------       --------           --------         --------
Costs of revenues
Commercial center operations                  150,005        (10,570)           (94,130)          45,305
Hotels operations and
  management                                  193,686        (13,566)              --            180,120
Long-term project                               1,392           --                 --              1,392
                                             --------       --------           --------         --------
                                              345,083        (24,136)           (94,130)         226,817
                                             --------       --------           --------         --------

Gross profit                                  142,881        (16,092)           (79,268)          47,521

Project initiation expenses                    16,630       (*)(1,132)             --             15,498
Impairment of long-lived
  assets and investment                          --         (*)17,761              --             17,761
Research and development
  expenses, net                                28,454       (*)4,381               --             32,835
Marketing and selling expenses                 28,052         (2,891)           (12,708)          12,453
General and administrative
  expenses                                     88,020       (*)(250)             (9,014)          78,756
                                             --------       --------           --------         --------
                                              161,156         17,869            (21,722)         157,303
                                             --------       --------           --------         --------

Operating loss before
  financial expenses, net                     (18,275)       (33,961)           (57,546)        (109,782)
Financial expenses, net                        (5,440)        40,142            (76,711)         (42,009)
Other income (loss), net                        9,504       (*)(13,294)            --             (3,790)
                                             --------       --------           --------         --------

Loss before income taxes                      (14,211)        (7,113)          (134,257)        (155,581)
Income taxes                                   21,711         17,231            (37,831)           1,111
                                             --------       --------           --------         --------

Loss after income taxes                       (35,922)       (24,344)           (96,426)        (156,692)
Share in results of
  associated companies, net                    (2,906)       (16,492)              --            (19,398)
Minority interest in results of
  subsidiaries, net                            24,490         (4,467)              --             20,023
                                             --------       --------           --------         --------

Loss from continuing operation                (14,338)       (45,303)           (96,426)        (156,067)
Profit from the ordinary
  activities of the discontinued
  operation, net of taxes                      54,752        (22,858)            96,426          128,320
                                             --------       --------           --------         --------

Net income (loss)                              40,414        (68,161)              --            (27,747)
                                             ========       ========           ========         ========
Earning (loss) per share:

  Basic:
    Continuing operations                       (0.64)                                             (2.67)
    Discontinued operations                      2.45                                               1.43
                                             --------                                             ------
                                                 1.81                                              (1.24)
                                             ========                                             ======

  Diluted:
    Continuing operations                       (0.62)                                             (2.77)
    Discontinued operations                      2.39                                               1.42
                                             --------                                             ------
                                                 1.77                                              (1.35)
                                             ========                                             ======

(*)  Reclassified.

                                   F -110-

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

     B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the Financial Statements

          1.   Statements of operations:

               B. The reconciliation of net income (loss) in accordance with Israeli GAAP to the loss in accordance with U.S. GAAP, is as follows (reconciling items are shown net of taxes):


                                                                            Year ended December 31
                                                         ----------------------------------------------------------
                                                            2004            2003            2002          2004
                                                         ---------         -----           ------     -----------
                                                          Reported               Adjusted               Reported
                                                         ---------         ----------------------     -----------
                                                                                                       Convenience
                                                                                                       translation
                                                                                                       -----------
                                                                         (in thousand NIS)               US$'000
                                                        -----------------------------------------      -----------
Net income (loss) from continuing
  operations, as reported according
  to Israeli GAAP                                          36,537        (124,154)         (14,338)         8,481

Deferred taxes                                   A3        38,190        (*)(4,700)         (7,350)         8,865
Stock based compensation                         A4        (7,268)        (14,473)          (6,972)        (1,687)
Issuance of shares by a development
  stage investee                                 A5       (13,003)        (20,417)         (24,823)        (3,018)
Implementation of the equity method              A6         4,368           5,167           (2,185)         1,014
Capitalization of financial expenses
  during the construction period                 A7        (6,093)       (*)33,265        (*)(2,242)       (1,414)
Provision for impairment loss of long
  lived assets and investments                   A8         7,279          13,849           11,702          1,690
Realization of capital reserve from
  translation adjustments                        A9       (99,066)        (32,253)         (30,760)       (22,996)
Derivative financial instruments                 A10      (61,120)        115,982           23,051        (14,188)
Discontinued operations                          A11      (86,542)        (83,763)         (96,426)       (20,089)
Other differences                                A16        3,270        (*)(8,852)       (*)(2,362)          759
Minority interest in the
  abovementioned reconciliations                           (2,350)        (17,596)          (3,362)          (546)
                                                         --------        --------         --------       --------

Loss from continuing operations
  according to U.S. GAAP                                 (185,798)       (137,945)        (156,067)       (43,129)

Income from discontinued operations,
  net of taxes according to U.S. GAAP            A11       93,352         118,694          128,320         21,670
                                                         --------        --------         --------       --------
Net loss according to U.S. GAAP                           (92,446)        (19,251)         (27,747)       (21,459)
                                                         ========        ========         ========       ========

(*)  Reclassified.

                                     F -111-

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

     B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the Financial Statements (Cont.)

          2. The reconciliation of the balance sheets prepared in accordance with Israeli GAAP to U.S. GAAP, is as follows (Cont.):

               Reconciliation As Of December 31, 2004 - Reported
               --------------------------------------   --------


                           Israeli GAAP
                           As reported in
                          these financial
Item\Subsection            statements (1)    A3         A4         A5           A6            A7       A8        A9        A10
---------------            --------------   ----       ----       ----         ----          ----     ----      ----      -----
                                                                      In Thousand NIS
                         ---------------------------------------------------------------------------------------------------------

Long-term deposits,
  debentures, loans
  and long-term
  receivable                 113,785                                                                                      1,372

Investments in
  investees and
  other companies             71,608                                         (20,199)

Fixed assets, net          3,225,885       68,102                                           14,760    52,268             11,754

Real estate subject
  to a sale contract         302,103

Other assets and
  deferred expenses           45,110       43,217

Acquired patent rights,
  technical know-how
  and other
  intellectual
  property                    10,749

Total assets               4,520,279      111,319                           (20,199)        14,760    52,268             13,126

Long-term liabilities -
  Deferred income taxes       31,552      107,982                                              971

Currency transaction
  on long term
  agreements                      --                                                                                     57,957

Minority interest            430,687        1,486                            (1,915)         5,692    20,025               (841)

Capital reserves             484,218                   34,193      48,645     3,398                                      (1,646)

Deferred stock based
  compensation                  --                     (6,402)

Cumulative foreign currency
  translation adjustments     50,618       (1,657)      1,162       9,598    (1,801)         3,087     4,755   166,188  (40,883)

Dividend declared after
  balance sheet date         159,503

Retained earnings            253,491        3,508     (28,953)    (58,243)  (19,881)         5,010    27,488  (166,188)  (1,461)

Total shareholders'
  Equity                     803,968        1,851        --          --     (18,284)         8,097    32,243        --  (43,990)


                                                                                        Convenience
                                                             Total           Total      translation
Item\Subsection                     A12           A16    reconciliation     U.S.GAAP      US$'000
---------------                     ---           ---    --------------     --------    -----------
                                                         In Thousand NIS
                              ----------------------------------------------------------------------

Long-term deposits,
  debentures, loans and
  long-term receivable                                        1,372          115,157        26,731

Investments in investees
  and other companies                                      (20,199)           51,409        11,933

Fixed assets, net                               (3,657)    143,227         3,369,112       782,059

Real estate subject
  to a sale contract                                                         302,103        70,126

Other assets and
  deferred expenses                            (11,888)     31,329            76,439        17,743

Acquired patent rights,
  technical know-how
  and other intellectual
  property                                                                   10,749          2,495

Total assets                                   (15,545)    155,729        4,676,008      1,085,424

Long-term liabilities -
  Deferred income taxes                          1,420     110,373          141,925         32,944

Currency transaction
  on long term agreements                                   57,957           57,957         13,453

Minority interest                               (3,415)     21,032          451,719        104,856

Capital reserves                                (1,764)     82,826          567,044        131,625

Deferred stock based
  compensation                                              (6,402)          (6,402)        (1,486)

Cumulative foreign currency
  translation adjustments                       (4,924)    135,525          186,143         43,209

Dividend declared after
  balance sheet date             (159,503)                (159,503)              --             --

Retained earnings                 159,503       (6,862)    (86,079)         167,682         38,923

Total shareholders'
  Equity                               --      (13,550)    (33,633)         770,335        178,816

(1) Reclassified, in order for balance sheet items to conform with U.S. GAAP presentation requirements.

                                     F -112-

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the Financial Statements (Cont.)

     2. The reconciliation of the balance sheets prepared in accordance with Israeli GAAP to U.S. GAAP, is as follows (Cont.):

          Reconciliation As Of December 31, 2003 - Adjusted


                           Israeli GAAP
                           As reported in
                          these financial
Item\Subsection            statements (1)        A3           A4          A5         A6         A7         A8              A9
---------------            --------------       ----         ----        ----       ----       ----       ----            ----
                                                                      In Thousand NIS
                           ------------------------------------------------------------------------------------------------------

Long-term deposits,
  debentures, loans and
  long-term receivable         110,846

Investments in investees
  and other companies          107,561                                            (25,563)

Fixed assets, net            4,629,675        111,900                                        17,984     84,296

Other assets and deferred
  expenses                      72,066         37,990

Acquired patent rights,
  technical know-how and
  other intellectual
  property                      13,732

Total assets                 5,527,575        149,890                             (25,563)   17,984     84,296

Payables and other
  current liabilities -

Liability for the
  acquisition of shares
  in subsidiaries               19,132

Long-term liabilities -

Deferred income taxes           87,263        185,335                                          (564)     6,795

Currency transaction on
  long term Agreements              --

Minority interest              471,606         (5,765)                             (2,629)    6,302     19,999

Capital reserves               466,839                       38,515       35,642    3,568

Deferred stock based
  compensation                      --                     (16,526)

Cumulative foreign currency
  translation adjustments      139,939         (1,438)        (304)        9,598   (3,023)    1,939      7,145           99,987

Retained earnings              369,647        (28,242)     (21,685)      (45,240) (23,479)   10,307     50,357          (99,987)

Total shareholders' Equity     953,646        (29,680)          --            --  (22,934)   12,246     57,502               --


                                                                      Total                 Total
Item\Subsection                 A10              (1)A16           reconciliation          U.S. GAAP
---------------                 ---              ------           --------------          ---------
                           ----------------------------------------------------------------------------------

Long-term deposits,
  debentures, loans and
  long-term receivable         4,199                                   4,199                115,045

Investments in investees
  and other companies                                                (25,563)                81,998

Fixed assets, net            169,433            (1,311)              382,302              5,011,977

Other assets and deferred
  expenses                                      (8,586)               29,404                101,470

Acquired patent rights,
  technical know-how and
  other intellectual
  property                                                                                   13,732

Total assets                 173,632            (9,897)              390,342              5,917,917

Payables and other
  current liabilities -

Liability for the
  acquisition of shares
  in subsidiaries                              (19,132)              (19,132)                    --

Long-term liabilities -

Deferred income taxes        (16,037)            1,149               176,678                263,941

Currency transaction on
  long term Agreements       143,477                                 143,477                143,477

Minority interest              1,615            (2,488)               17,034                488,640

Capital reserves               2,584            18,595                98,904                565,743

Deferred stock based
  compensation                                                       (16,526)               (16,526)

Cumulative foreign currency
  translation adjustments    (17,666)            3,204                99,442                239,381

Retained earnings             59,659           (11,225)             (109,534)               260,113

Total shareholders' Equity    44,577            10,574                72,286              1,025,932

                                     F -113-

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

     B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the Financial Statements (Cont.)

          2.   Proportionate consolidation:

               Summarized data regarding the differences between the proportionate consolidation method and the equity method:


                                                                      December 31, 2004
                                                ------------------------------------------------------
                                                 As Reported
                                                   in these             Effect of
                                                  Financial           Proportionate           Equity
                                                  Statements          Consolidation           Method
                                                  ----------          -------------           ------
                                                                     In Thousand NIS
                                                ------------------------------------------------------

Balance Sheet:
 Current assets                                      736,339             (67,035)              669,304
 Non- current assets                               3,783,940            (829,476)            2,954,464
 Current liabilities                                 794,741            (263,711)              531,030
 Non- current liabilities                          2,490,883            (632,800)            1,858,083

 Statement of operations:
 Income from sales and services                      587,545            (186,624)              400,921
 Gross profit                                        173,662             (80,422)               93,240
 Operating loss                                       (2,478)            (41,982)              (44,460)

 Statement of cash flows:
 Net cash used in operating activities               (21,562)            (33,247)              (54,809)
 Net cash provided by investing activities           128,481             206,586               335,067
 Net cash provided by financing activities            75,872            (171,680)              (95,808)


                                                                    December 31, 2003
                                                -------------------------------------------------------
                                                 As Reported
                                                   in these            Effect of
                                                  Financial          Proportionate             Equity
                                                  Statements         Consolidation             Method
                                                  ----------         -------------             ------
                                                                    In Thousand NIS
                                                -------------------------------------------------------

Balance Sheet:
 Current assets                                      577,467             (42,942)              534,525
 Non- current assets                               4,950,108            (636,878)            4,313,230
 Current liabilities                               1,178,415            (271,398)              907,017
 Non- current liabilities                          2,923,908            (408,422)            2,515,486

Statement of operations:
Income from sales and services                       549,756            (153,991)              395,765
Gross profit                                         175,640             (62,949)              112,691
Operating profit                                       5,078             (29,051)              (23,973)

Statement of cash flows:
Net cash used in operating activities                 (8,333)            (19,452)              (27,785)
Net cash provided by investing activities            131,443             167,855               299,298
Net cash used in financing activities               (174,995)           (155,820)             (330,815)

                                     F -114-

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the Financial Statements (Cont.)

     2.   Proportionate consolidation (Cont.):

          Summarized data regarding the differences between the proportionate consolidation method and the equity method:


                                                                   December 31, 2002
                                                  ---------------------------------------------------
                                                  As Reported
                                                    in these             Effect of
                                                   Financial           Proportionate        Equity
                                                   Statements          Consolidation        Method
                                                   ----------          -------------        ------
                                                                      In Thousand NIS
                                                  ---------------------------------------------------

Balance Sheet:
 Current assets                                     1,006,237            (31,512)            974,725
 Non- current assets                                4,729,783           (472,317)          4,257,466
 Current liabilities                                1,901,506           (134,175)          1,767,331
 Non- current liabilities                           2,286,308           (369,654)          1,916,654

 Statement of operations:
 Income from sales and services                       487,964           (150,531)            337,433
 Gross profit                                         142,881            (55,524)             87,357
 Operating loss                                       (18,275)           (13,781)            (32,056)

 Statement of cash flows:
 Net cash used in operating activities                 (3,966)            (6,362)            (10,328)
 Net cash used in investing activities               (497,736)            44,098            (453,638)
 Net cash provided by financing activities            350,100            (36,771)            313,329

     3.   Comprehensive income (loss)

          "Comprehensive income" consists of the change, during the current period, in the Company's shareholders' equity not derived from shareholders' investments or from the distribution of earnings to shareholders (including capital reserve from transaction with controlling shareholders).


                                                                         Year ended December 31
                                                      ----------------------------------------------------------
                                                         2004             2003            2002          2004
                                                      ---------          -----           ------     -----------
                                                       Reported               Adjusted               Reported
                                                      ---------          ----------------------     -----------
                                                                                                    Convenience
                                                                                                    translation
                                                                                                    -----------
                                                                   (in thousand NIS)                  US$'000
                                                      -----------------------------------------     -----------
Net loss in accordance with U.S. GAAP                   (92,446)        (19,251)        (27,747)       (21,459)
 Other comprehensive income (loss),
   after tax:
 Foreign currency translation
   adjustments                                          (53,239)         49,098         173,613        (12,358)
Unrealized gain (losses)  from derivative
   instruments                                           (4,230)          2,584            --             (982)
Unrealized gains (losses) from securities                  --             3,114          (2,506)          --
                                                       --------        --------        --------       --------
Total comprehensive income (loss)                      (149,915)         35,545         143,360        (34,799)
                                                       ========        ========        ========       ========


                                     F -115-

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the Financial Statements (Cont.)

     4.   Additional information as required by U.S. GAAP

          A. The effect on pro forma data calculated according to SFAS No. 123 is as follows:

               (1) Under the provisions of SFAS No. 123, all option plans and share incentive plan in the Company and in Elscint are recorded in the statement of operations, based on the fair value of the shares or options granted, at the grant date.

               (2) The Black - Scholes model is used for estimating fair value of such securities (at each applicable measurement date), utilizing the following assumptions:


                                                              Elbit    Insightec  Elscint
                                                         ------------- ---------  -------
                                                         Option
                                                         Plan (1)    Share incentive plan
                                                         -------- -------------------------

        a.   Dividend yield (%)                             -       -        -         -
        b.   Risk free interest rate (%)                    6       6      1.5-4       6
        c.   Expected lives from the date of grant
              (years)                                       1       5        7         5
        d.   Expected volatility (%)                       37      24        -        24

          For pro forma disclosure, the compensation expense for the shares and the share options, granted, as estimated, is amortized over the period of the benefit ("vesting period").

               (1)  See Note 18C.

          (3) Information relating to shares (in consideration of loans which the sole security for their repayment is the shares granted) and options granted to employees and directors:

                                 Elbit                Insightec          Elscint
                         ----------------------       ---------          -------
                         Option
                           Plan                    Share incentive plan
                         ------         ----------------------------------------

       Authorized         350,000       510,066        3,596,000         850,000
                          =======       =======        =========         =======

       Granted            350,000       510,066        2,961,000         771,000
                          =======       =======        =========         =======

       Vested             350,000       510,066        1,562,000         746,000
                          =======       =======        =========         =======


                                     F -116-

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

     B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the Financial Statements (Cont.)

          4.   Additional information as required by U.S. GAAP (Cont.)

               A. The effect on pro forma data calculated according to SFAS No. 123 is as follows (Cont.):

                    (4) If the cost of the benefit in respect of shares or share options issued to employees under this plan had been computed on the basis of their fair value, in accordance with SFAS No. 123, the effect on net income and earnings per share in accordance with U.S. GAAP would have been as follows:


                                                                           Year ended
                                                               -----------------------------------
                                                                           December 31,
                                                               -----------------------------------
                                                                  2004         2003          2002
                                                               --------      -------       -------
                                                                        In Thousand NIS
                                                               -----------------------------------

             Pro forma net loss (in thousands NIS)              (95,272)     (19,867)      (29,029)
                                                                =======      =======       =======

             Pro forma basic earnings per share (in NIS)         (4.14)       (0.89)        (1.30)
                                                                =======      =======       =======

             Pro forma diluted earnings per share (in NIS)       (4.14)       (0.89)        (1.41)
                                                                =======      =======       =======

               B. Valuation allowance of deferred tax assets according to FAS No. 109:

                    The differences between Israeli GAAP and U.S GAAP as described in paragraph A changed the balance of the valuation allowance as follows:


                                                           Year ended December 31
                                                   --------------------------------------
                                                     2004          2003          2004
                                                   --------      --------     -----------
                                                   Reported      Adjusted      Reported
                                                   --------      --------     -----------
                                                                              Convenience
                                                                              translation
                                                                              -----------
                                                    (in thousand NIS)           US$'000
                                                   ----------------------     -----------

       As reported, according to Israeli GAAP      384,528       258,556        89,259
       Reconciliation as per U.S. GAAP             (24,624)      (31,888)       (5,716)
                                                   -------       -------        ------
       According to U.S GAAP                       359,904       226,668        83,543
                                                   =======       =======        ======


                                     F -117-

NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the Financial Statements (Cont.)

     4.   Additional information as required by U.S. GAAP (Cont.)

          C.   Business segments (based on Israeli GAAP financial statements)

               Supplementary segment information requires according to U.S. GAAP (SFAS131):


                               Commercial                                 R&D
                                   and                       Image     and Venture     Lease
                              Entertainment                 guided       Capital        of         Other
                                 Centers        Hotels     treatment   Investments     assets    activities     Total
                              -------------     ------     ---------   -----------     ------    ----------     -----
                                                                In Thousand NIS
                              ----------------------------------------------------------------------------------------

Year Ended
December 31, 2004:

Financial income
  (expenses), net (1)             10,423       (9,904)      (3,298)        --         (8,367)     (42,423)     (53,569)

Other income (expenses),
  net                             85,316          609       12,580       (3,876)        --          2,279       96,908

Income taxes (tax benefits)       18,295         (647)        --           --           --         (1,844)      15,804

Year Ended
December 31, 2003:

Financial income
  (expenses), net (1)           (190,756)       2,564                      --         (3,137)     (20,492)    (211,821)

Other income (expenses),
  net                              2,621      (11,498)      21,247       (1,155)        --         23,437       34,652

Income taxes (tax benefits)      (22,070)      (6,583)                     --           --          8,436      (20,217)

Year Ended
December 31, 2002:

Financial income
  (expenses), net (1)            (29,051)      (4,539)                     --           --         28,150       (5,440)

Other income (expenses),
  net                             (2,234)     (17,433)      24,823      (15,178)        --         19,526        9,504

Income taxes (tax benefits)       13,763       (4,862)                     --           --         12,810       21,711

(1) Excluding financial results in respect of inter-company balances and transactions.


                                     F -118-

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 25 - MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

     B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the Financial Statements (Cont.)

          4.   Additional information as required by U.S. GAAP (Cont.)

               E.   Statement Of Cash Flows

                    A)   Supplemental Information Required According To U.S.
                         GAAP:


                                                             Year ended December 31
                                            ------------------------------------------------------
                                               2004          2003            2002         2004
                                            ---------       -----           ------     -----------
                                             Reported              Adjusted             Reported
                                            ---------       ----------------------     -----------
                                                                                       Convenience
                                                                                       translation
                                                                                       -----------
                                                       (in thousand NIS)                US$'000
                                            --------------------------------------     -----------
                         Interest paid        143,068        140,918       132,304        33,210
                                              =======        =======       =======        ======
                         Income tax paid        2,695          4,751        28,400           626
                                              =======        =======       =======        ======

                    B)   Effect Of Exchange Rate Changes On Cash And Cash
                         Equivalents:

                         According To Israeli GAAP:

                         The statement shall report the effect of exchange rate changes on cash balances held in foreign currencies, only in "autonomous foreign entities", in a separate part of the reconciliation of the change in cash and cash equivalents during the period.

                         According To U.S. GAAP:

                         The statement shall report the effect of exchange rate changes on all cash balances held in foreign currencies in all foreign entities as a separate part of the reconciliation of the change in cash and cash equivalents during the period.


                                                                            Year ended December 31
                                                           ------------------------------------------------------
                                                              2004          2003            2002         2004
                                                           ---------       -----           ------     -----------
                                                            Reported              Adjusted             Reported
                                                           ---------       ----------------------     -----------
                                                                                                      Convenience
                                                                                                      translation
                                                                                                      -----------
                                                                      (in thousand NIS)                US$'000
                                                           --------------------------------------     -----------
                         As reported, according to
                           Israeli GAAP                        (522)        3,959          6,235         (121)
                         Reconciliation as per U.S. GAAP      3,362        (1,113)         5,248          780
                                                              -----         -----         ------          ---
                         According to U.S. GAAP               2,840         2,846         11,483          659
                                                              =====         =====         ======          ===


                                     F -119-

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 25 -  MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
           EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the Financial Statements (Cont.)

     4.   Additional information as required by U.S. GAAP (Cont.)

          E.   Statement Of Cash Flows (cont.)

               C)   Cash flow classification:

                    According to Israeli GAAP

                    Proceeds from sale or purchase of marketable securities are presented in cash flows from investing activities in the statement of cash flows.

                    According to U.S. GAAP

                    Proceeds from sale or purchase of marketable securities which are classified by the Company as held for trading are included in cash flows from operating activities.


                                                            Year ended December 31
                                           ------------------------------------------------------
                                              2004          2003            2002         2004
                                           ---------       -----           ------     -----------
                                            Reported              Adjusted             Reported
                                           ---------       ----------------------     -----------
                                                                                      Convenience
                                                                                      translation
                                                                                      -----------
                                                      (in thousand NIS)                US$'000
                                           --------------------------------------     -----------
Cash flows from operating
  activities:
As reported, according to Israeli
  GAAP                                       (21,562)       (8,333)        (3,966)       (5,005)
Reconciliation as per U.S. GAAP               (1,951)        2,413         10,276          (452)
                                            --------      --------       --------      --------
According to U.S. GAAP                       (23,513)        5,920          6,310        (5,457)
                                            ========      ========       ========      ========

Cash flows from investing
  activities:
As reported, according to Israeli
  GAAP                                       128,481       131,443       (497,736)       29,824
Reconciliation as per U.S. GAAP                1,951        (2,413)       (10,276)          452
                                            --------      --------       --------      --------
According to U.S. GAAP                       130,432       129,030       (508,012)       30,276
                                            ========      ========       ========      ========


                                     F -120-

                           ELBIT MEDICAL IMAGING LTD.
                       NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



                                    APPENDIX
              LIST OF MAJOR INVESTEE COMPANIES - DECEMBER 31, 2004

                                                                                              Rate of (direct
                                                                                                as well as
                                                                                                 indirect)         Country
                                                                                                 ownership           of
Name of company                                                  Nature of Activity             and control       Residence
---------------                                                  ------------------             -----------       ---------
                                                                                                     %

Elscint Ltd.                                   ("Elscint")     Management and operation
                                                               of Arena; investment in
                                                               companies                           61.53           Israel

    Bea Hotels N.V.                            ("B.H.")        A holding company in the
                                                               hotel segment, mainly in
                                                               Europe                              100.0       The Netherlands

    SLS Sails Ltd.                             ("SLS")         Ownership of a commercial
                                                               and entertainment center
                                                               ("Arena")                           100.0           Israel

Elbit Ultrasound Netherlands B.V.              ("EUN")         A holding company                   100.0       The Netherlands

    Plaza Centers (Europe) B.V.                ("PC")          Investment in the
                                                               commercial centers in
                                                               Central and Eastern Europe          100.0       The Netherlands
    Insightec - Image Guided Treatment Ltd.    ("Insightec)    Development manufacturing
                                                               and marketing of means of
                                                               imaging-guided treatment           56.2(*)          Israel

(*) Subject to realization of allotted employee's shares (for further details - see Note 9B.(2)), above.


                                     F -121-

                               [GRAPHIC OMITTED]

                                           GAMIDA CELL LTD. AND ITS SUBSIDIARY
                                                 (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
In U.S. dollars


                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                                GAMIDA CELL LTD.
                          (A development stage company)


     We have audited the accompanying consolidated balance sheets of Gamida Cell Ltd. (a development stage company) ("the Company") and its subsidiary as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial report. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2003 and 2004, and the consolidated results of their operations and cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States.



 Tel-Aviv, Israel                              KOST FORER GABBAY & KASIERER
 February 28, 2005                             A Member of Ernst & Young Global


                                     F -122-

[GRAPHIC OMITTED] MAZARS

                    REPORT OF INDEPENDENT AUDITORS TO THE
                               SHAREHOLDERS OF
                              B.E.A. HOTELS N.V.

INTRODUCTION
We have audited the accompanying balance sheets of B.E.A. Hotels N.V. ("the Company") as of December 31, 2004 and 2003 and the statements of income and the statements of changes in shareholders' equity of the company for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE
We conducted our audit in accordance with International Standards of Auditing and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management of the company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of its operations for each of the three years in the period ended December 31, 2004, in accordance with International Financial Reporting Standards.

Amsterdam, March 21, 2005

MAZARS PAARDEKOOPER HOFFMAN

F.D.N. Walta RA


                                     F -123-

             Report of Independent Registered Public Accounting Firm


To the Board of Directors and Shareholders of Plaza Centers (Europe) B.V.


We have audited the accompanying consolidated balance sheet of Plaza Centers (Europe) B.V. ("the Company") and its subsidiaries as at December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as at December 31, 2004 and 2003 and the consolidated results of their operations, the changes in shareholders' equity and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with generally accepted accounting principles in Israel.

As explained in Note 2, the consolidated financial statements at, and for the periods ended subsequent to, December 31, 2003, are presented in reported amounts, in accordance with accounting standards of the Israeli Accounting Standards Board. The consolidated financial statements at, and for the reporting periods ended until that date are presented in values adjusted until then for the changes in the general purchasing power of the different currencies in the countries of operation of the Company and its subsidiaries, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.


Budapest, Hungary

March 30, 2005



KPMG Hungaria Kft.




                                     F -124-